2 0 2 3   A N N U A L   R E P O R T



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Forbes

Best in State Bank
2023 Forbes Survey

Forbes

Best Mid-size Employer
2021-2023 Forbes Survey

SBA

Small Business Administration

2013 – 2023 Indiana SBA Community
Lender Gold Level Award

monitor

Ranked #20 | 2023 Top 50 U.S.
Bank Finance/Leasing Company

Ranked #35 | 2023 Top 100 Largest
Equipment Finance/Leasing
Companies in the U.S.



KBW

Bank Honor Roll
2019 - 2023



BauerFinancial

5 Star "Superior" Rating

Highest rating possible. Based on
capital ratio, profitability/loss trend,
credit quality and CRA ratings

Newsweek

America's Greatest Workplaces
for Parents and Families 2023

CONTENTS



Strong. Stable. Local. Personal. We are a top-rated community bank recognized for outstanding performance and exceptional service to clients.

Staying true to our values has helped us succeed. Integrity; outstanding client service; teamwork; superior quality; and community leadership are at the heart of everything we do. We adhere to solid, basic lending principles, allowing us to maintain a strong financial standing.



CORPORATE DESCRIPTION

1st Source Corporation is the largest locally controlled financial institution headquartered in the northern Indiana-southwestern Michigan area serving the region since 1863. While delivering a comprehensive range of consumer, commercial and digital banking services, 1st Source has distinguished itself with highly personalized services and distinctive convenience. 1st Source also provides specialized financing for solar installations throughout the U.S. and nationally for automobiles and light trucks for leasing and rental agencies, medium and heavy-duty trucks and construction equipment, as well as nationally and internationally for new and pre-owned private and cargo aircraft.

The Corporation has 78 banking centers in 18 counties in Indiana, Michigan and one county in Florida, 10 1st Source Insurance offices, nine Wealth Advisory Services locations, 18 locations nationwide for the 1st Source Specialty Finance Group, and three loan production offices. 1st Source is proud of its tradition of providing superior service to clients while playing a leadership role in the continued development of the communities it serves.

2023 In Brief:

2023 net income was $124.93 million compared to $120.51 million earned in 2022. Diluted net income per common share for 2023 was $5.03, up from $4.84 the previous year. Return on average total assets was 1.48% compared to 1.49% a year ago. Return on average common shareholders' equity was 13.48% for 2023, compared to 13.81% for 2022. The average common shareholders' equity-to-average assets ratio for 2023 was 11.02% compared to 10.81% last year.

At year-end, total assets were $8.73 billion, up 4.66% from a year earlier. Loans and leases were $6.52 billion, up 8.44%, deposits were $7.04 billion, up 1.59% from 2022 and common shareholders' equity was $989.57 million, an increase of 14.52% from a year earlier.

The allowance for loan and lease losses at year-end was 2.26% of total loans and leases, compared to 2.32% the prior year. The ratio of nonperforming assets to loans and leases was 0.37% for 2023, compared to 0.45% for 2022.

Net Income Summary

(000s)	2023	2022	$ Change	% Change
Net interest income	$278,647	$263,469	$15,178	5.8 %
Provision for credit losses	5,866	13,245	(7,379)	(55.7)%
Net interest income after provision	272,781	250,224	22,557	9.0 %
Noninterest income*	83,530	81,239	2,291	2.8 %
Noninterest expense*	194,631	174,676	19,955	11.4 %
Income before income taxes	161,680	156,787	4,893	3.1 %
Income tax expense	36,746	36,255	491	1.4 %
Net income	124,934	120,532	4,402	3.7 %
Net income attributable to noncontrolling interests	(7)	(23)	(16)	69.6 %
Net income available to common shareholders	$124,927	$ 120,509	$4,418	3.7 %

* Excludes leased equipment depreciation

Pre-Tax Pre-Provision Earnings (in millions)



Net Income and Cash Dividends



Average Deposits



Average Loans and Leases



Loan and Lease Quality (% of Loans and Leases)



FINANCIAL HIGHLIGHTS

Earnings and Dividends

(Dollars in thousands, except per share amounts)	**2023**	2022	2021	2020	2019
Net interest income	**$ 278,647**	$ 263,469	$ 236,638	$ 225,820	$ 223,866
Provision (recovery of provision) for credit losses	**5,866**	13,245	(4,303)	36,001	15,833
Noninterest income	**90,623**	91,262	100,092	103,889	101,130
Noninterest expense	**201,724**	184,699	186,148	187,367	189,009
Net income available to common shareholders	**124,927**	120,509	118,534	81,437	91,960
Common cash dividends	**33,074**	32,102	31,340	29,764	29,021
Per common share					
Diluted net income	**$ 5.03**	$ 4.84	$ 4.70	$ 3.17	$ 3.57
Cash dividends	**1.30**	1.26	1.21	1.13	1.10
Book value	**40.50**	34.04	37.04	34.93	32.47
Return on average common shareholders' equity	**13.48 %**	13.81 %	13.07 %	9.41 %	11.50 %
Return on average assets	**1.48 %**	1.49 %	1.53 %	1.14 %	1.41 %

Statement of Condition

Average Balances: (Dollars in thousands)					
Assets	**$ 8,414,797**	$ 8,073,111	$ 7,731,147	$ 7,120,009	$ 6,528,274
Earning assets	**7,956,604**	7,661,168	7,338,639	6,684,246	6,104,673
Investments	**1,676,650**	1,845,351	1,443,380	1,058,060	1,014,659
Loans and leases	**6,203,857**	5,566,701	5,437,817	5,463,436	5,000,161
Allowance for loan and lease losses	**144,183**	133,028	139,141	130,776	105,340
Deposits	**6,957,244**	6,711,376	6,342,527	5,736,602	5,276,736
Interest bearing liabilities	**5,522,793**	5,002,168	4,784,697	4,546,548	4,440,905
Shareholders' equity	**926,935**	872,721	906,951	865,278	799,736

Average Common Shareholders' Equity


Avg. Common Equity ($MM)
Avg. Common Equity/Assets (%)
1000
800
600
400
200
15.0
14.0
13.0
12.0
11.0
10.0
799.7
865.3
907.0
872.7
926.9
12.25
12.15
11.73
10.81
11.02
2019
2020
2021
2022
2023

Return on Average Assets (as a percent)


1.60
1.30
1.00
0.70
0.40
0.10
1.41
1.14
1.53
1.49
1.48
2019
2020
2021
2022
2023

Return on Average Common Shareholders' Equity (as a percent)


14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
11.50
9.41
13.07
13.81
13.48
2019
2020
2021
2022
2023

Diluted Net Income Per Common Share


$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
3.57
3.17
4.70
4.84
5.03
2019
2020
2021
2022
2023

2023 ANNUAL SHAREHOLDERS' LETTER

CONTEXT

The word unprecedented has been used throughout this year, perhaps too many times, but it does seem to fit! It was certainly relevant in 2023. Continuing inflation, fast rising interest rates due to Federal Reserve action to quell inflation, the failure of three unique banks and a major crypto currency company, increased phishing and cyber security attacks, a massive repositioning of deposits among institutions and deposit and investment products, the continuation of the war between Russia and Ukraine, the breakout of hostilities in Israel and the Gaza Strip, a more belligerent China with regard to Taiwan, and more saber rattling by both North Korea and Iran all combined to make this year more different and challenging than any I can remember in my 50-plus years in this business. Having said all that, I could not be more pleased with the way my colleagues across the Bank responded to each challenge and remained true to our values, all working to provide outstanding client service.

We performed well in 2023 and I am just going to highlight a few important numbers rather than go into detail on them as they are reviewed in our Form 10-K as part of our Annual Report. I will go into more detail on some of the actions and results of the year in our major business lines. It is our success in serving clients in multiple ways that leads to positive financial results, so I believe it is important to report on these efforts.

EARNINGS

We achieved record earnings in 2023 of $124.93 million up from $120.51 in the prior year. This resulted in a strong Return on Average Assets of 1.48% and a Return on Average Common Shareholders Equity of 13.48%. Our basic net income per common share reached $5.03 for 2023 compared to $4.84 for 2022, an increase of 3.93%.

During the year, we decided to take advantage of favorable market conditions and repositioned a small portion of our investment portfolio, all of which is available for sale and therefore marked to market in our equity calculation. We sold approximately $40 million of securities for losses of $2.88 million in the fourth quarter. The securities sold were yielding 1.10% and were reinvested at a yield of 4.80% for an increase of 3.70% over the next 6-plus years. The losses should be fully recovered in 1.6 years. We also made a $1 million contribution to the 1st Source Foundation, helping that organization's ability to fund charitable work in the markets we serve. Also, due to the strong performance for the year, the Board increased our quarterly dividend from 32 cents to 34 cents a share in the third quarter. This is the 36th year of increasing dividends at 1st Source, putting us in the top 1% of all publicly held companies.

LOAN RESERVES

As has been our practice for many years, we continue to build strong capital and reasonable and supportable reserves to deal with unforeseen challenges that come with economic cycles and our desire to be there for our clients in the worst of times. We maintain a strong reserve for loan losses because of our unique business mix and concentration and clumping risks that may exist in these portfolios. This reserve for loan losses ended the year at 2.26% of loans and leases outstanding. We are pleased that we had net recoveries for the year primarily from bus loans previously charged off when sporting events and tourism were vastly curtailed due to COVID-19 in 2020 and 2021. Government assistance through stimulus provided needed capital for our clients, bolstered collateral values, and generally strengthened the industry. Pent-up demand by consumers also combined to cause a resurgence in the utilization of buses in 2021 and later. We are the beneficiary of rising values and growing revenues among clients we helped through the pandemic. We believe we ended 2023 with the appropriate reserves in each of our financing business lines: business banking, renewable energy, specialty equipment, and consumer.

DEPOSITS

As mentioned earlier, we saw the second and third largest bank failures since 2008 occur in early 2023. While these failures were isolated to these banks due to their unique business models, the banking industry did face an immediate reaction of fear regarding the health of all banks in general. 1st Source remained resilient through this time due not only to our strong capital and conservative liquidity management, but most importantly, because of our deep relationships with our customers. Our colleagues worked tirelessly through this period and supported our clients. As a result, our deposits held up well relative to the environment and supported the Bank's overall liquidity position.



Members of the Michigan team attend the groundbreaking at the new banking center in Niles.

LOAN GROWTH

We finished 2023 with strong loan growth. This was especially true in the fourth quarter with $164.86 million growth. It was the eighth consecutive quarter of loan growth despite business banking clients paying down their revolving credit lines with excess cash rather than paying the higher interest rates that developed over the year. Their actions lowered the growth rates for our traditional community-based business loans during the year. In the fourth quarter, though, our loan growth was pretty much even across the board. The economy has remained stronger than many had predicted with the consensus of economists and commentators moving from believing that a recession was inevitable in 2023 or early 2024 to now saying we are most likely to experience a soft landing in 2024 with inflation subsiding and the economy continuing to grow. Clearly, as I write this, interest rates are beginning to subside, economic indicators are still strong, and the economy is adding employees at a strong monthly rate.

RISK MANAGEMENT

2024 will be different than what we all expect; that seems to always be the case. We just need to stay nimble and adjust as we get new information or discern new risks or trends. Maintaining our discipline in credit, portfolio management, pricing, operations, investments, people attraction and development, and information systems and security are critical to our continued success. Our Mission is clear and drives everything we do. We are committed to helping our clients "achieve security, build their wealth, and realize their dreams." More importantly, our values are intact and inform the context in which we operate: integrity, teamwork, superior quality, outstanding client service and community leadership define who we are and how we operate.

IMMEDIATE PAYMENTS

Despite the volatility in the economy, in the financial markets, among the population, and even in Congress and our national leadership, my colleagues have much to be proud of due to their significant achievements in 2023. Not the least of which was 1st Source's Treasury Services Division in partnership with our Cards and Payments Division being a pilot bank for the Federal Reserve's FedNow instant payment service. We were among 35 banks and credit unions in the country to inaugurate the new FedNow service, an immediate payment system. In preparation for this, we went live with RTP, from The Clearing House, send and receive capabilities in the Spring of 2023. This introduced us and our business clients to immediate real-time payments. In July, we were among the first banks to open the FedNow system because we know that businesses and individuals will want safe and secure immediate payments and FedNow is designed to do that. Our colleagues jumped on the opportunity to

be a leader here because they want to be able to provide the products and services that will make our clients more profitable and more successful in the future. We are committed to our clients' long-term success.

There is still much to do in the payment space. This will be a business of slow, but incremental, ramp-up as more banks join the system across the country and as more clients sign on for the service. We and the Federal Reserve are committed to improving the service, offering new safeguards, and new services to a growing list of users.

SMALL BUSINESS

We have continued to focus on the needs of our small business clients. They are the lifeblood of the communities we serve. In 2023, for the 11th year in a row, 1st Source was recognized as the Gold Level, or most productive community bank underwriting SBA loans in Indiana. And that was once again achieved without competing in Indianapolis, the largest market for SBA loans in the state of Indiana. Having said that, and recognizing a long-term opportunity among smaller businesses, we quietly opened a loan production and a deposit production office in Indianapolis in 2023. We will patiently and carefully grow our business there in the years ahead.



The statewide director of the SBA (middle) presenting an award to members of 1st Source Bank.

RENEWABLE ENERGY

An area where we have continued to develop expertise and grow our presence across the Midwest and Northeast while also helping the environment, is in capitalizing and financing solar projects. Despite $50 million of client payoffs in 2023 as they sold or repositioned their asset portfolios, we grew to $399.71 million in loan outstandings at year end, up from $381.16 million at the close of 2022. We financed nine projects over the year bringing our number of clients serviced to 29. Our range of renewable energy projects includes community solar, small utility scale solar, and corporate and shared residential solar. We have become a strong and trusted partner in the growing solar development field, providing a full package of services ranging from tax equity investing to construction and buildout permanent financing.

EQUIPMENT FINANCING

We enjoyed strong performance in many of our special equipment financing businesses and have become a nationwide leader in some. This is particularly true in the financing of moderately sized and privately held independent and franchised auto rental and leasing companies. Our outstandings in the auto and light truck financing business coupled with our heavy-duty truck financing business are now in excess of $1.2 billion. Credit performance here has been good with net recoveries to average outstandings of 0.40% in 2023.

This equipment financing leadership is also apparent in our aircraft financing business where we achieved the number one market position for financing TBMs, PC 12s, PC 24s, King Air 300s, Lear 45s, and tied for first financing Kodiak 100s, Lear 75s, and Praetor 500s. We were second in funding Phenom 300s, and CJ4s and tied for Challenger 300s. We also transitioned successful leadership of the aircraft area in 2023, continuing a tradition of promoting from within wherever possible. Our aircraft portfolio also slightly exceeds $1 billon and is very diversified across businesses and geography both in the United States and Latin America. Here also, our credit performance has been good with net recoveries to average outstandings of 0.09%.

Another focus of our equipment financing nationwide is construction machinery which has also exceeded $1 billon with a broad diversification of equipment type and geographic spread. Our loan outstandings grew from $938.50 million at the end of 2022 to $1.08 billion at the close of 2023. Here our net recoveries to average outstandings were 0.16% for 2023.

Total outstandings in our specialty equipment finance areas reached $3.41 billion at the close of the year and our credit performance was strong with net recoveries to average loans and leases of 0.23%.



*Specialty Finance Construction team in the
1st Source Bank booth at Con Expo in Las Vegas.*

CONSUMER BUSINESS

We enjoyed similar successes in our consumer business by improving our product offering, adding new services, and continuing to improve our branch and market presence while focusing on an exceptional client experience. In 2023, we expanded into Indianapolis as mentioned above, we repositioned our Niles Branch from an office building downtown to a freestanding, full-service facility in a much more convenient area, and we opened a loan production office in Lake County.

In 2022, we introduced an improved mobile and on-line account opening process and continued to refine it in 2023. Similarly, this year we focused on the branch opening account process, working to simplify it for the benefit of our customers. This process is being rolled out across the Bank and should allow our branch colleagues more time to learn and record the needs of our clients so we can better serve them when they need us. We still believe every client is a market of one and while some regulators in Washington seem to want to homogenize everyone, we know people are different. People have differing needs. Even an individual has different needs at different stages of one's life. People have different approaches to risk, different fears, different desires, different goals. We need to ask questions to learn those differences so we can properly assess and discern their needs and then give them straight talk and sound advice keeping their best interests in mind for the long term. Improving the branch account opening process helps make this happen by giving our branch colleagues more time to be in dialogue with the customer.

This past year we renewed our focus on developing our colleagues, teaching the 1st Source Way. We continued to improve our mastery programs based on feedback from early participants. We worked hard to ensure that our colleagues are engaged in the Company and with each other in important and purposeful work. The number of times they pulled together this past year to deal with new challenges was remarkable. Whether it be customers shaken by bank failures on the two coasts, individuals who have had their identities stolen, or people who have had their accounts raided by outside bad actors, our people were there to help them. On numerous occasions my branch colleagues stopped bad players from "stealing" money from our customers in a variety of scams, many of which we may all be susceptible to. This included phishing attacks, fake lottery winnings, fake requests from grandchildren needing money, to contrived internet romances. In all cases the bad actor wanted money, and in many, we protected our client from being taken advantage of. We serve, and there is no better way to do that than by protecting our clients' hard-earned and hard-saved money.

PEOPLE

Our colleagues are critical to delivering on our Mission. Our internal satisfaction measures tell us that the majority of our team are fully engaged and know how valuable their efforts are in serving clients well and in achieving corporate success. Our colleagues know they are valued. They actively practice our second most important value of Teamwork and come together when needed to solve problems. More importantly, outside, independent reviewers have confirmed our colleagues' engagement and belief in and success in what we are doing. Our Human Resources area has worked hard to help develop and prepare people for service at 1st Source. By all measures they, our management, and leadership colleagues are successful in doing so.

Forbes Magazine identified 1st Source as one of America's Best Midsized Employers in 2023. *Newsweek* magazine identified us as one of America's Greatest Workplaces for Parents and Families in 2023. And KBW, a leading Investment Bank serving the banking industry, for the 5th year in a row named 1st Source to its Honor Roll, placing us among a small group of banks to achieve 10 years of consecutive earnings per share growth.


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Banking center staff attending an expo in the Fort Wayne area.

INSURANCE

We also serve individuals and businesses with asset, life, and health protection through the services of our independent insurance agency, 1st Source Insurance. We are in the business to help our clients, individuals, and businesses, protect their property, assets, and lives by offering the right property and casualty, liability, life, and health coverages.

In 2022, our agency underwent a change in leadership bringing a former independent agency owner in to lead our efforts. With the tightening of the insurance markets and significant increase in insurance premiums across the country, he has brought a renewed focus to selecting the right underwriters who offer stronger protection and client service at attractive values. While the bank helps our clients purchase and use assets in their personal lives or business, we also want to make sure they, their families, partners, and colleagues, are properly protected from unexpected losses.

WEALTH ADVISORY AND TRUST SERVICES

An area that was particularly challenged in 2023 was Wealth Advisory Services and Asset Advisors. The year was filled with investment challenges from rising inflation and the Federal Reserve's raising of interest rates negatively impacting both the equity and fixed income markets. The markets were further spooked by the war in Ukraine and the conflict in Israel and the Gaza Strip. Similarly, the failure of the largest crypto currency company and three major bank failures disrupted markets. For much of the year the only positive performance was among seven technology stocks with the rest of the market being slightly or strongly negative.

By taking a long-term view, not overreacting, and by communicating with clients through "Market Watch," the Bank's bi-weekly report to our clients, our investment managers were able to work through the challenges of the year and achieve positive results by the end of the year. At the close of the year the assets we are responsible for in Retirement Planning Services, Asset Advisors, and Trust and Wealth Management including the Bank's Family Office grew to exceed $6 billion.

Our steady approach led to strong returns for our clients as the market rebounded in both equities and fixed income in the 4th quarter of the year. Similarly, as we added more customized services in Wealth Advisory Services, we increased the number of families taking advantage of our comprehensive approach to long-term planning. 1st Source is now one of the largest money managers in northern Indiana and southwestern Michigan with close to 100 investment professionals working out of nine locations including Sarasota, Florida, serving clients' investment and family financial planning needs.


Habitat for Humanity
thank you
1st Source Bank
1st Source volunteers helping with a Habitat for Humanity build in Sarasota, Florida.

VALUES AND CULTURE

I write this letter proud of what we have accomplished this year yet mindful of the challenges we are likely to face in the future from exogenous events. Volatility in the economy, the threat of growing conflicts in multiple places in the world, the increasing rapidity of catastrophic events, and artificial intelligence used for good or bad all combine to make our view of the future cloudy at best. We will approach the future just as we have in the past.

We have committed and well-trained colleagues who love being in service to each other and to our clients. They believe in our Mission and live our collective values. We have an experienced leadership team committed to balance in all we do, remaining flexible so we can properly respond to exigencies as they occur. We also know, as we have for 50 years, since becoming publicly and locally held again, that we must operate with pristine credit quality, maintain rigorous cost control, and deliver outstanding client service. This has always been true but today we must pay more attention to operational risks in information technology, our digital products and services, and with vendors and operating partners. Similarly, regulatory oversight and control has increased intensely over the years. Always done with good intention, the unintended consequences are often costly and counterproductive. We have always been committed to doing what is right for the customer and communicating clearly. We have never relied on our regulators to get us to do that. Now with the confusing array of rules, regulations, and multiple pronouncements from an array of regulators, clear and simple communication with our clients is difficult at best. We remain committed to our first value, "Integrity," and rely on the second "Teamwork" and the third, "Superior Quality" in all we do so we deliver on the fourth, "Outstanding Client Service," to ensure we succeed. And to ensure that the markets we serve are good places to start businesses, raise families, worship, and live rich and rewarding lives, we practice our fifth value of "Community Leadership" by committing both our financial and human resources to help make them better.

THANK YOUS

As I write about these values, I have to once again thank my colleagues for believing in these values and living them. I have to thank our Board for being fully engaged in oversight, making sure we achieve our goals and that they are the right ones for us to pursue in the short and long term. They hold us accountable and give us advice, challenging us as we develop and execute our financial and operational plans. They are diligent in carrying out their responsibilities on the Board and in its committees reviewing thousands of pages of reports, credit write-ups, audits, and regulatory reviews. They are clearly an important contributor to our success.

THE LOSS OF A GREAT LADY

I can't close this letter without recognizing the loss of a leader, a friend, a partner, a mentor; a woman who was an inspiration to all who knew her, certainly to me and all of us in 1st Source. Ernestine Morris Carmichael Raclin, "Ernie" to her friends, our Chairman Emeritus, died on July 13, 2023. Her legacy has since been honored and remembered in numerous ways across the community by the many not-for-profits she founded, led, served, or helped. Her energy and wisdom were sought by many and her grace and commitment inspired us all. Her celebration of life was conducted in the Basilica of the Sacred Heart at Notre Dame and was led by the University's President Fr. John Jenkins CSC. It was a testament to her legacy. The community filled the church in thanksgiving for her life and gifts.

As Chairman of 1st Source for over twenty years, she lived our values and inspired all of us to excel. In 1971 1st Source was returned to local and public ownership when Ernie and her husband OC Carmichael Jr. or "Mike" led an effort to buy it back. I was fortunate, as were others in the family, to join in that effort. I was elected to the Board then and when Mike died in 1976 Ernie asked me to join her to keep the bank independent and growing. I became a full-time employee and her partner and mentee. To say that I, and we, miss her is a great understatement. We are all committed to continuing her legacy, to her husband Mike's legacy, and to her father's legacy of building a great financial institution serving each client as a market of one, an individual or business with unique and distinct needs. We are committed to the Values and the Mission they lived and will continue to build a culture of service and individual and corporate success.

Finally, let me end by thanking our shareholders for joining us on this journey and allowing us to serve you and our clients well. We appreciate your continuing support.

Sincerely yours,





Ernestine M. Raclin
1927-2023

We lost a friend, a partner, a cheerleader, an elegant woman who made it possible for us to be here, to serve, to grow, and to help others. She was graceful, tactful, remembered our names, and cared about our families. She worked hard in our community to see that our schools, our hospitals, our social services, arts and culture were all better. She used her energies to coalesce businesses to develop our regional economy. She knew everyone and she welcomed all into her home and into her heart. That's why she is in ours.

She was a natural leader and epitomized being in service to our community. She set an example for us all by living our values of personal integrity, teamwork, superior quality, and outstanding client service. She always engaged on a personal, caring, human level, and you knew in every encounter that she cared.

We honored her when she retired by declaring her Chairman Emeritus and establishing the Ernestine Raclin Volunteer Leadership Award, given to worthy volunteer leaders in our community. We honor her now with a grand goodbye and a grateful tear for her life well lived. All that she taught us will stay with us for generations to come.

To show our deep respect and thanksgiving for her, we will continue to do what she would want us to do: serve our clients well to help them achieve security, build their wealth and realize their dreams. She taught us this was a cherished business to be in and an important mission.

Thank you, Ernie.

CELEBRATING A *Life*

HONORING A *Legacy*

SERVICES

PERSONAL

Checking

Savings
Certificates of Deposit
IRAs
Health Savings Accounts

Loans
Personal
Automobile
Home Equity
Mortgage
Boat, RV, Motorcycle

Trust and Estate Administration
Trust Administration
IRA/401(k) Management
Special Needs Trust
Estate Settlement
Bill Payment Services
Charitable Trust & Foundation Administration

Wealth Advisory Services
Investment Management
Estate Planning
Charitable Strategies
Retirement Planning
Education Planning
Tax Planning
Insurance Solutions

Private Banking
Relationship Management
Premier Convenience in Day-to-Day Banking
Deposit/Treasury Services Specialization
Mortgage Loans
Lines of Credit (secured and unsecured)
Checking

ASSET MANAGEMENT

Traditional & Roth IRAs
Rollover Services
Mutual Funds, Stocks & Bonds

BUSINESS

Loans & Leasing
Treasury Services
Merchant Card Services
Business 401(k) Plans
Retirement Plan Services
Renewable Energy Financing

SPECIALTY EQUIPMENT FINANCE

Aircraft & Helicopter
Auto & Light Truck
Medium & Heavy Duty Trucks
Construction Equipment
Shuttle Bus
Step Vans
Funeral Cars
Motor Coaches

INSURANCE

Personal
Homeowners
Rental
Flood
Umbrella Liability Coverage
Life & Health
Disability Income
Automobile
Snowmobile
Recreational Vehicle
Boat

Business
Commercial Auto
Commercial Property
Crime
Employment Practices
Key Man Life
Environmental Liability
General Liability
Umbrella/Excess Liability
Workers' Compensation
Crop Insurance

LOCATIONS



Scope of coverage through Bank Locations

MICHIGAN

Kalamazoo

St. Joseph
Stevensville
Dowagiac
Niles
Granger
Michigan City
South Bend
Elkhart
Middlebury
New Carlisle
Osceola
Dunlap
Portage
Chesterton
Mishawaka
Goshen
LaPorte
INDIANA
Westville
North Liberty
Nappanee
Auburn
Valparaiso
Walkerton
LaPaz
Bremen
Kouts
LaCrosse
Knox
Plymouth
Warsaw
Columbia City
Fort Wayne
Hebron
Argos
New Haven
Winamac
Rochester
Huntington
Bluffton
Lafayette

CROWN POINT, IN

INDIANAPOLIS, IN

SARASOTA, FL

Specialty Finance Group Locations

x

2023 STOCK PERFORMANCE & DIVIDENDS

1st Source Corporation common stock is traded on the Over-The-Counter Market and is listed on the NASDAQ Global Select Market under the symbol "SRCE." 1st Source is also listed on the National Market System tables in many daily papers under the symbol "1stSrc."

High and low common stock prices, cash dividends paid for 2023 and book value were:

Quarter Ended	High	Low	Cash Dividends Paid
March 31	$ 53.85	$ 42.50	$ 0.32
June 30	47.94	38.77	0.32
September 30	49.36	40.96	0.32
December 31	56.59	41.30	0.34

Book value per common share at December 31, 2023: $40.50

ANNUAL MEETING OF SHAREHOLDERS

The virtual Annual Meeting of Shareholders has been called for 8:00 a.m. EDT, April 25, 2024, at www.virtualshareholdermeeting.com/SRCE2024.

Access to the annual meeting is limited to shareholders only and a control number is required to log in. If your shares are held in "street name" (that is, through a broker), you can gain access to the meeting by logging into you brokerage firm's website to link through to the meeting.

COMMON STOCK LISTING

The NASDAQ Global Select Market
Market Symbol: "SRCE"
CUSIP #336901 10 3

1stsource.com

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TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

Equiniti Trust Company, LLC ("EQ")
448 Wall Street, Floor 23
New York, NY 10005

INDEPENDENT AUDITORS

FORVIS, LLP
111 E. Wayne Street
Suite 600
Fort Wayne, IN 46802

SHAREHOLDER INQUIRIES

1st Source Corporation
Brett A. Bauer,
Chief Financial Officer
Post Office Box 1602
South Bend, IN 46634
(574) 235-2000
shareholder@1stsource.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from   to   **

Commission file number 0-6233

1st Source Corporation

(Exact name of registrant as specified in its charter)

Indiana	**35-1068133**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 North Michigan Street	
South Bend, IN	**46601**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(574) 235-2000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock — without par value	SRCE	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting common stock held by non-affiliates of the registrant as of June 30, 2023 was $805,217,724

The number of shares outstanding of each of the registrant's classes of stock as of February 16, 2024: Common Stock, without par value — 24,460,642 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the 2024 Proxy Statement for the 2024 annual meeting of shareholders to be held April 25, 2024, are incorporated by reference into Part III.

TABLE OF CONTENTS

Part I

Item 1. Business.

1ST SOURCE CORPORATION

1st Source Corporation, an Indiana corporation incorporated in 1971, is a bank holding company headquartered in South Bend, Indiana that provides, through its subsidiaries (collectively referred to as "1st Source", the "Company", "we", and "our"), a broad array of financial products and services. 1st Source Bank ("Bank"), its banking subsidiary, offers commercial and consumer banking services, trust and wealth advisory services, and insurance to individual and business clients through most of our 78 banking center locations in 18 counties in Indiana and Michigan and Sarasota County in Florida. 1st Source Bank's Specialty Finance Group, with 18 locations nationwide, offers specialized financing services for construction equipment, new and pre-owned private and cargo aircraft, and various vehicle types (cars, trucks, vans) for fleet purposes. While our Specialty Finance lending portfolio is concentrated in certain equipment types, we serve a diverse client base. We are not dependent upon any single industry or client. At December 31, 2023, we had consolidated total assets of $8.73 billion, total loans and leases of $6.52 billion, total deposits of $7.04 billion, and total shareholders' equity of $989.57 million.

Our principal executive office is located at 100 North Michigan Street, South Bend, Indiana 46601 and our telephone number is (574) 235-2000. Access to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports is available, free of charge, at www.1stsource.com soon after the material is electronically filed with or furnished to the Securities and Exchange Commission (SEC). Information on our website is not incorporated by reference into this Form 10-K or our other public filings. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

1ST SOURCE BANK

Business Services — 1st Source Bank provides commercial, small business, agricultural, and real estate loans primarily to privately owned businesses to finance industrial and commercial properties, equipment, inventories and accounts receivable, acquisitions and for general corporate purposes. Other business services include commercial leasing, treasury management services, payment services, including digital and real time/immediate payments, Fedwires, ACH and merchant services and retirement planning services.

Renewable Energy Financing — 1st Source Bank provides financing for commercial solar projects across the contiguous United States, with a focus in the Northeast and Midwest. We provide construction and permanent loans, and tax equity investments for community solar, commercial and industrial, small utility scale, university, and municipal projects. Project sizes generally range from five megawatts to 20 megawatts.

Consumer Services — 1st Source Bank provides a full range of consumer banking products and services through our banking centers, client service center, and on-line. Traditional banking services include checking and savings accounts, certificates of deposits, Health Savings Accounts and Individual Retirement Accounts as well as loans, credit cards, mortgages and home equity lines of credit. 1st Source also offers a full line of on-line and mobile banking products. Our Automated Teller Machine network supports our debit and credit card program. Consumers also have the ability to obtain consumer loans, credit cards, real estate mortgage loans and home equity lines of credit in any of our banking centers or on-line. 1st Source also offers insurance products through 1st Source Insurance offices or in our banking centers. We also offer a variety of financial planning (through our network of financial advisors), financial literacy, and other consultative services.

Trust and Wealth Advisory Services — 1st Source Bank provides a wide range of trust, investment, agency, and custodial services for individual, estate and trust, corporate, and not-for-profit clients, as well as employee benefit plans and charitable foundations.

Specialty Finance Group Services — Our Specialty Finance Group provides comprehensive commercial equipment loan and lease products in four areas: construction equipment; new and pre-owned aircraft; auto and light trucks; and medium and heavy duty trucks.

> Construction equipment financing includes financing of new and pre-owned equipment (i.e., bulldozers, excavators, cranes, loaders, and asphalt and concrete plants etc.). Construction equipment finance receivables generally range from $100,000 to $33 million with fixed or variable interest rates and terms of one to ten years.

> Aircraft financing consists of financings for new and pre-owned general aviation aircraft (including helicopters) for private and corporate users, aircraft distributors and dealers, charter operators, cargo carriers, and other aircraft operators. 1st Source Bank provides selective international aircraft financing, primarily in Mexico and Brazil. Aircraft finance receivables generally range from $500,000 to $25 million with fixed or variable interest rates and terms of one to ten years.

We offer auto and light truck fleet financing for new and pre-owned vehicles to automobile and light truck rental companies, commercial leasing companies, and single unit fleet financing for users of specialty vehicles (step vans, vocational work trucks, motor coaches, shuttle buses and funeral cars). The auto and light truck finance receivables generally range from $100,000 to $45 million with fixed or variable interest rates and terms of one to eight years.

The medium and heavy duty truck division provides new and pre-owned fleet financing for highway tractors, medium duty trucks and trailers to the trucking industry. Medium and heavy duty truck finance receivables generally range from $50,000 to $20 million with fixed or variable interest rates and terms of three to eight years.

The Specialty Finance Group operates through 1st Source Bank and its subsidiaries including: Michigan Transportation Finance Corporation, 1st Source Specialty Finance, Inc., SFG Aircraft, Inc., 1st Source Intermediate Holding, LLC, SFG Commercial Aircraft Leasing, Inc., and SFG Equipment Leasing Corporation I.

1ST SOURCE INSURANCE, INC.

1st Source Insurance, Inc. is our insurance agency subsidiary placing property and casualty, individual and group health, and life insurance for individuals and businesses. 1st Source Insurance, Inc. has ten offices.

OTHER CONSOLIDATED SUBSIDIARIES

1st Portfolio Management, Inc. owns and manages certain available-for-sale investment securities.

1st Source Bank is the managing general partner in nine subsidiaries that have interests in tax-advantaged investments with third parties.

We have other subsidiaries that are not significant to the consolidated entity.

1ST SOURCE MASTER TRUST

1st Source Master Trust is an unconsolidated subsidiary created to issue $57.00 million of trust preferred securities and lending the proceeds to 1st Source. We guarantee, on a limited basis, payments of distributions on the trust preferred securities and payments on redemption of the trust preferred securities.

COMPETITION

We compete with other banks, some of which are affiliated with large bank holding companies headquartered outside of our principal market. The Bank also competes with other financial service companies, such as credit unions. securities firms, insurance companies, finance or mortgage companies, real estate investment trusts, and some governmental agencies. We generally compete on the basis of client service and responsiveness to client needs, available loan and deposit products, the rates of interest charged on loans and leases, the rates of interest paid for funds, other credit and service charges, the quality of services rendered, the convenience of banking facilities, and in the case of loans and leases to large commercial borrowers, relative lending limits.

Additional competition for depositors' funds comes from United States Government securities, private issuers of debt obligations, and suppliers of other investment alternatives for depositors. Many of our non-bank competitors are not subject to the same extensive Federal and State regulations that govern bank holding companies and banks. Such non-bank competitors may, as a result, have certain advantages over us in providing some services.

We compete against these financial institutions by being convenient to do business with, and by taking the time to listen and understand our clients' needs. We deliver personalized, one-on-one banking through knowledgeable local members of the community always keeping the clients' best interest in mind while offering a full array of products and highly personalized services. We rely on our history and our reputation in northern Indiana dating back to 1863.

OUR PEOPLE

At December 31, 2023, we had approximately 1,170 colleagues on a full-time equivalent basis. As a service-driven business, our long-term success depends on our people. And as we have grown, the importance of our talent strategy has intensified. We are committed to a multi-dimensional approach to talent and culture.

Diversity, Equity, and Inclusion — We cultivate diversity in all forms as part of building a strong culture in which inclusion and belonging are paramount. Our culture is what unifies our colleagues across our diverse business model, ensures we are best positioned to serve our diverse clients and propels our continuous evolution.

- For the second consecutive year, all new employees completed a series of facilitated training sessions on unconscious bias within six months of hire.

- Diversity in leadership starts with our Board of Directors and we are proud to report that five of our twelve Board Members (42%) are women or minority.

- For the seventh consecutive year, more than 21% of our new hires were diverse colleagues.

- In 2023, the Company was recognized by Newsweek as a Greatest Workplace for Parents and Families and by Forbes as a Best Midsize Employer and Best-In-State Bank.

Training and Talent Development — We believe a critical driver of our future growth is the ability to grow leaders. We provide developmental opportunities for our colleagues at all levels through a robust set of formal and informal programs.

- 1st Source University enables colleagues to build skills and knowledge in multiple facets of our business.

- In 2023, 1st Source colleagues completed over 40,000 training modules consisting of over 1,310 different courses covering topics such as regulations, leadership development, relationship building, cybersecurity, communication, and unconscious bias.

- The 1st Source L.E.A.D. program is a set of immersive experiences and collaborative interactions, developing leadership capability over a twelve-month period. The program is built around a series of best-in-class leadership principles.

- The Commercial Banker Development Program is a rotational program for recent college graduates designed to expose participants to fundamentals of commercial banking.

- The Tuition Reimbursement Program reflects our culture of continuous learning. In 2023, we reimbursed over $163,000 to colleagues for tuition at 16 different Colleges and Universities with an average of approximately $3,600 per colleague who used the benefit.

- To encourage our colleagues to build careers delivering the highest levels of outstanding client service at 1st Source Bank, we developed mastery career paths for critical roles including personal and commercial banking, management and pre-management, and customer service. In 2023, 56 career paths were tracked in our new Learning Management System. 897 career paths were accessed by our colleagues, 411 were completed, and more than 6,700 skills were developed.

- The Business of Banking series, facilitated internally, helps colleagues learn more about the banking industry as well as different areas of 1st Source Bank.

Community Engagement — Our organization is only as strong as the communities we serve. 1st Source and our colleagues are proud to support our local schools, nonprofits, and faith groups.

- In 2023, our colleagues donated approximately 14,300 hours to a total of 600 different organizations.

- In 2023, our colleagues contributed over $186,000 to local United Way organizations.

- In 2023, 1st Source contributed over $700,000 to over 470 deserving and successful community service organizations.

REGULATION AND SUPERVISION

General — 1st Source and the Bank are extensively regulated under federal and state law. To the extent the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions.

We are a registered bank holding company under the Bank Holding Company Act of 1956, as amended (BHCA), subject to regulation, supervision, and examination by the Board of Governors of the Federal Reserve System (Federal Reserve). We are required to file annual reports with the Federal Reserve and provide additional information as required.

The Bank, as an Indiana state bank and member of the Federal Reserve System, is subject to prudential supervision by the Indiana Department of Financial Institutions (DFI) and the Federal Reserve Bank of Chicago (FRB Chicago). 1st Source Bank is regularly examined by and subject to regulations promulgated by the DFI and the Federal Reserve. Because the Federal Deposit Insurance Corporation (FDIC) provides deposit insurance to the Bank, we are also subject to supervision and regulation by the FDIC (even though the FDIC is not our primary Federal regulator). The Bank is also subject to regulations promulgated by the Consumer Financial Protection Bureau (CFPB) and to supervision for compliance with such regulations by the DFI and the FRB Chicago.

Bank Holding Company Act — Under the BHCA our activities are limited to (i) business so closely related to banking, managing, or controlling banks as to be a proper incident thereto and (ii) non-bank activities, determined by law or regulation, to be closely related to the business of banking or of managing or controlling banks. The BHCA also requires a bank holding company to obtain approval from the Federal Reserve before (i) acquiring or holding more than 5% voting interest in any bank or bank holding company, (ii) acquiring all or substantially all of the assets of another bank or bank holding company, or (iii) merging or consolidating with another bank holding company.

Capital Standards — The federal bank regulatory agencies use capital adequacy guidelines in their examination and regulation of bank holding companies and banks. If capital falls below the minimum levels established by these guidelines, a bank holding company or bank must submit an acceptable plan for achieving compliance with the capital guidelines and, until its capital sufficiently improves, will be subject to denial of applications and appropriate supervisory enforcement actions. For banks, the FDIC's prompt corrective action regulations establish five capital levels for financial institutions ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized"), and impose mandatory regulatory scrutiny and limitations on institutions that are less than adequately capitalized. At December 31, 2023, the Bank was categorized as "well capitalized," meaning that our total risk-based capital ratio exceeded 10.00%, our Tier 1 risk-based capital ratio exceeded 8.00%, our common equity Tier 1 risk-based capital ratio exceeded 6.50%, our leverage ratio exceeded 5.00%, and we are not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level for any capital measure. 1st Source and the Bank have elected not to utilize the community bank leverage ratio framework adopted by the Federal Reserve and the other federal banking agencies in 2020. Regulatory capital requirements to which we are subject are disclosed in Part II, Item 8, Financial Statements and Supplementary Data — Note 20 of the Notes to Consolidated Financial Statements. As of December 31, 2023, we were in compliance with all applicable regulatory capital requirements and guidelines.

Securities and Exchange Commission (SEC) and The NASDAQ Stock Market (NASDAQ) — We are subject to regulations promulgated by the SEC and certain states for matters relating to the offering and sale of our securities. We are subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. We are listed on the NASDAQ Global Select Market under the trading symbol "SRCE," and we are subject to the rules of NASDAQ for listed companies.

Gramm-Leach-Bliley Act of 1999 (GLBA) — The GLBA provides for financial activities that a bank may conduct through a financial subsidiary and established a distinct type of bank holding company, known as a financial holding company, which may engage in defined activities that are "financial in nature." These activities include securities and insurance brokerage, securities underwriting, insurance underwriting, and merchant banking. We do not currently intend to file notice with the Federal Reserve to become a financial holding company or to engage in expanded financial activities through a financial subsidiary of the Bank.

Financial Privacy — The GLBA also includes privacy protections for nonpublic personal information held by financial institutions regarding their customers. Rules under GLBA limit the ability of banks to disclose non-public information about customers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. The privacy provisions of the GLBA affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors. We are also subject to various state laws, including the California Consumer Privacy Act, that generally require us (directly or indirectly through our vendors) to protect the personal information of individual customers and notify them if confidentiality of their personal information is or may have been compromised as the result of a data security breach or failure.

USA Patriot Act of 2001 — Regulations under the USA Patriot Act require financial institutions to maintain appropriate controls to combat money laundering activities, perform due diligence of private banking and correspondent accounts, establish standards for verifying customer identity, and provide records related to suspected anti-money laundering activities upon request from federal authorities. A financial institution's failure to comply with these regulations could result in fines or sanctions, including restrictions on conducting acquisitions or establishing new branches, and could also have other serious legal and reputational consequences for the institution.

Community Reinvestment Act of 1977 (CRA) — The CRA requires federal banking regulators to evaluate the record of the financial institutions they examined in meeting the credit needs of their local communities, including low and moderate income neighborhoods. Federal banking regulators will consider our performance in these areas as they review any applications we may file to engage in mergers or acquisitions or to open a branch or facility.

On October 24, 2023, federal banking agencies issued a final rule designed to strengthen and modernize the regulations implementing the CRA. The changes are designed to encourage banks to expand access to credit, investment and banking services in low- and moderate-income communities, adapt to industry changes including mobile and internet banking, provide greater clarity and consistency in the application of CRA regulations and tailor CRA evaluations and data collection to bank size and type.

Laws and Regulations Governing Extensions of Credit — The Bank is subject to restrictions imposed by the Federal Reserve Act on extensions of credit to 1st Source or our subsidiaries, and on investments in our securities and the use of our securities as collateral for loans to any borrowers. These restrictions may limit our ability to obtain funds from the Bank for our cash needs, including funds for acquisitions and for payment of dividends, interest and operating expenses. Further, the BHCA, certain regulations issued by the Federal Reserve, state laws and many other federal laws govern extensions of credit and generally prohibit a bank from extending credit, engaging in a lease or sale of property, or furnishing services to a customer on condition that the customer request and obtain additional services from the bank's holding company or from one of its subsidiaries.

The Bank is also subject to numerous restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders of the Bank or 1st Source or any related interest of such persons.

Reserve Requirements — Federal Reserve regulations require depository institutions to maintain reserves against their transaction account deposits. In March 2020, in response to the COVID-19 pandemic, the Federal Reserve set the reserve requirement ratio for all net transaction accounts to zero percent, and this requirement remained in place throughout 2023; therefore, all of the Bank's net transaction accounts as of December 31, 2023 were exempt from reserve requirements.

Dividends — The ability of the Bank to pay dividends is limited by state and federal laws and regulations that require the Bank to obtain the prior approval of the DFI and the FRB Chicago before paying a dividend that, together with other dividends it has paid during a calendar year, would exceed the sum of its net income for the year to date combined with its retained net income for the previous two years. The amount of dividends the Bank may pay may also be limited by certain covenant agreements and by the principles of prudent bank management. See Part II, Item 5, Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities for further discussion of dividend limitations.

Monetary Policy and Economic Control — The commercial banking business also is affected by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount window," open market operations, the imposition of changes in reserve requirements against member banks' deposits and assets of foreign branches, and the imposition of, and changes in, reserve requirements against certain borrowings by banks and their affiliates, are some of the tools of monetary policy available to the Federal Reserve. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments, and deposits, and such use may affect interest rates charged on loans and leases or paid on deposits. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks and are expected to do so in the future. The monetary policies of the Federal Reserve are influenced by various factors, including economic growth, inflation, unemployment, short-term and long-term changes in the international trade balance, and in the fiscal policies of the U.S. Government. Future monetary policies and the effect of such policies on our future business and earnings, and the effect on the future business and earnings of the Bank cannot be predicted.

In March 2023, the Federal Reserve created a Bank Term Funding Program (BTFP) to provide funding to eligible depository institutions in addition to the funding provided through its "discount window." The BTFP offers loans up to one year in length that can be prepaid without penalty. The amount that can be borrowed under the BTFP is based upon the par value of the securities pledged as collateral to the Federal Reserve. Advances can be requested under the BTFP until March 11, 2024. At December 31, 2023, the Bank had $100 million of BTFP borrowings.

Sarbanes-Oxley Act of 2002 (SOA) — The SOA includes provisions intended to enhance corporate responsibility and protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws, and which increase penalties for accounting and auditing improprieties at public traded companies. The SOA generally applies to all companies, including 1st Source, that file or are required to file periodic reports with the SEC under the Exchange Act.

SOA also addresses functions and responsibilities of audit committees of public companies. The statute, by mandating certain stock exchange listing rules, makes the audit committee directly responsible for the appointment, compensation, and oversight of the work of the company's outside auditor, and requires the auditor to report directly to the audit committee. The SOA requires that audit committees be empowered to engage independent counsel and other advisors, and requires a public company to provide funding to pay the company's auditors and any advisors the audit committee retains.

Consumer Financial Protection Laws — The Bank is subject to numerous federal and state consumer financial protection laws and regulations that extensively govern its transactions with consumers. These laws include, but are not limited to, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, and the Service Members Civil Relief Act. The Bank must also comply with applicable state usury and other credit and deposit related laws and regulations and other laws and regulations prohibiting unfair, deceptive and abusive acts and practices. These laws and regulations, among other things, require disclosures of the cost of credit and the terms of deposit accounts, prohibit discrimination in credit transactions, regulate the use of credit report information, restrict the Bank's ability to raise interest rates and subject the Bank to substantial regulatory oversight. Violations of these laws may expose us to liability from potential lawsuits brought by affected customers. Federal bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce these consumer financial protection laws, in which case we may be subject to regulatory sanctions, civil money penalties, and customer rescission rights. Failure to comply with these laws may also cause the Federal Reserve or DFI to deny approval of any applications we may file to engage in merger and acquisition transactions with other financial institutions or open a new banking center.

Dodd-Frank Wall Street Reform and Consumer Protection Act — The Dodd-Frank Act includes provisions that, among other things, relax rules on interstate branching, allow financial institutions to pay interest on business checking accounts, and impose heightened capital requirements on bank holding companies. The Dodd-Frank Act also established the CFPB as an independent entity within the Federal Reserve, and transferred to the CFPB primary responsibility for administering substantially all federal consumer compliance protection laws. The Dodd-Frank Act also authorizes the CFPB to promulgate consumer protection regulations that apply to all entities, including banks, that offer consumer financial services or products. It also includes a series of provisions covering mortgage loan origination standards affecting, among other things, originator compensation, minimum repayment standards, and pre-payment penalties.

The Volcker Rule — The Dodd-Frank Act prohibits banks and their affiliates from engaging in proprietary trading and from investing in and sponsoring hedge funds and private equity funds. This provision is commonly called the "Volcker Rule." The regulations implementing the Volcker Rule exempt the Bank, as a bank with less than $10 billion in total consolidated assets that does not engage in any covered activities other than trading in certain government, agency, state or municipal obligations, from any significant compliance obligations under the Volcker Rule.

Item 1A. Risk Factors.

An investment in our common stock is subject to risks inherent to our business. The material risks and uncertainties that we believe affect us are described below. See "Forward Looking Statements" under Item 7 of this report for a discussion of other important factors that can affect our business.

Credit Risks

We are subject to credit risks relating to our loan and lease portfolios — Commercial and commercial real estate loans generally involve higher credit risks than residential real estate and consumer loans. Because payments on loans secured by commercial real estate or equipment are often dependent upon the successful operation and management of the underlying assets, repayment of such loans may be influenced to a great extent by conditions in the market or the economy. We seek to mitigate these risks through our underwriting standards. Most commercial and industrial loans are secured by the assets being financed or other business assets; however, some loans may be made on an unsecured basis.

We offer both fixed-rate and adjustable-rate consumer mortgage loans secured by properties, substantially all of which are located in our primary market area. Adjustable-rate mortgage loans help reduce our exposure to changes in interest rates; however, during periods of rising interest rates, the risk of default on adjustable-rate mortgage loans may increase as a result of repricing and the increased payments required from the borrower. Additionally, some residential mortgages are sold into the secondary market and serviced by our principal banking subsidiary, 1st Source Bank.

Consumer loans are primarily all other non-real estate loans to individuals in our regional market area. Consumer loans can entail risk, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets. In these cases, any repossessed collateral may not provide an adequate source of repayment of the outstanding loan balance. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness, or personal bankruptcy.

The 1st Source Specialty Finance Group loan and lease portfolio consists of commercial loans and leases secured by construction and transportation equipment, including aircraft, autos, trucks, and vans.

Our construction and transportation related businesses could be adversely affected by slowdowns in the economy. Clients who rely on the use of assets financed through the Specialty Finance Group to produce income could be negatively affected, and we could experience substantial loan and lease losses. By the nature of the businesses these clients operate in, we could be adversely affected by rapid increases or decreases in fuel costs, terrorist and other potential attacks, and other destabilizing events. These factors could contribute to the deterioration of the quality of our loan and lease portfolio, as they could have a negative impact on the travel and transportation sensitive businesses for which our Specialty Finance Group provides financing.

Our aircraft portfolio has foreign exposure, particularly in Mexico and Brazil. Currency fluctuations could have a negative impact on our client's cost of paying dollar denominated debts and, as a result, we could experience higher delinquency in this portfolio. Also, since some of the relationships in this portfolio are large, a slowdown in these markets could have a significant adverse impact on our performance.

In addition, our leasing and equipment financing activity is subject to the risk of cyclical downturns, industry concentration and clumping, and other adverse economic developments affecting these industries and markets. This area of lending, with transportation in particular, is dependent upon general economic conditions and the strength of the travel, construction, and transportation industries.

Our allowance for credit losses may prove to be insufficient to absorb losses in our loan and lease portfolio — There is always a risk that borrowers may not repay borrowings. The determination of the appropriate level of the allowance for credit losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Our allowance for credit losses may not be sufficient to cover the loan and lease losses that we may actually incur. If we experience defaults by borrowers in any of our businesses, our earnings could be negatively affected. Changes in local economic conditions could adversely affect credit quality, particularly in our local business loan and lease portfolio. Changes in national or international economic conditions could also adversely affect the quality of our loan and lease portfolio and negate, to some extent, the benefits of national or international diversification through our Specialty Finance Group's portfolio. In addition, bank regulatory agencies periodically review our allowance for credit losses and may require an increase in the provision for credit losses or the recognition of further loan or lease charge-offs based upon their judgments, which may be different from ours.

The soundness of other financial institutions could adversely affect us — Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due us. Any such losses could have a material adverse effect on our financial condition and results of operations.

We may be adversely affected by climate change and related legislative and regulatory initiatives — Federal and state legislatures and regulatory agencies continue to propose and advance numerous legislative and regulatory initiatives seeking to mitigate the effects of climate change. As a financial institution, it is unclear how future governmental regulations and shifts in business trends resulting from increased concern about climate change will affect our operations, however, natural or man-made disasters and severe weather events may cause operational disruptions and damage to both our properties and properties securing our loans. Losses resulting from these disasters and severe weather events may make it more difficult for borrowers to timely repay their loans. Additionally, our customers who finance vehicles and equipment reliant on fossil fuels could face cost increases, asset value reductions, operating process changes, and the like. If these events occur, we may experience a decrease in the value of our loan and lease portfolio and our revenue, and may incur additional operational expenses, each of which could have a material adverse effect on our financial condition and results of operations.

Market Risks

Fluctuations in interest rates could reduce our profitability and affect the value of our assets — Like other financial institutions, we are subject to interest rate risk. Our primary source of income is net interest income, which is the difference between interest earned on loans and leases and investments, and interest paid on deposits and borrowings. We expect that we will periodically experience imbalances in the interest rate sensitivities of our assets and liabilities and the relationships of various interest rates to each other. Over any defined period of time, our interest-earning assets may be more sensitive to changes in market interest rates than our interest-bearing liabilities, or vice-versa. In addition, the individual market interest rates underlying our loan and lease and deposit products may not change to the same degree over a given time period. If market interest rates should move contrary to our position, earnings may be negatively affected. In addition, loan and lease volume and quality and deposit volume and mix can be affected by market interest rates as can the businesses of our clients. Changes in levels of market interest rates could have a material adverse effect on our net interest spread, asset quality, origination volume, and overall profitability. Additionally, changes in levels of market interest rates could cause our debt securities available-for-sale to move into unrealized loss positions which is a negative component of total shareholders' equity.

Market interest rates are beyond our control, and they fluctuate in response to general economic conditions and the policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, may negatively affect our ability to originate loans and leases, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately could affect our earnings.

Adverse changes in economic conditions could impair our financial condition and results of operations — We are impacted by general business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance, unemployment, infectious disease epidemics or outbreaks and the strength of the U.S. economy and the local economies in which we operate, all of which are beyond our control. A deterioration in economic conditions could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for our products and services.

Changes in economic conditions may negatively impact the fees generated by our trust and wealth advisory business — Trust and wealth advisory fees are largely based on the size of client relationships and the market value of assets held under management. Changes in general economic conditions and in the financial and securities markets may negatively impact the value of our clients' wealth management accounts and the market value of assets held under management. Market declines, reductions in the value of our clients' accounts, and the loss of wealth management clients may negatively impact the fees generated by our trust and wealth management business and could have an adverse effect on our business, financial condition and results of operations.

Continued elevated levels of inflation could adversely impact our business and results of operations — The U.S. has recently experienced elevated levels of inflation, with the consumer price index climbing approximately 7% in 2022 and increased at a more moderate rate in 2023. Continued elevated levels of inflation could have complex effects on our business and results of operations, some of which could be materially adverse. The Federal Reserve increased interest rates dramatically during 2022 and 2023 in an effort to halt and reverse continued elevated inflation, which has negatively impacted the value of our available-for-sale investment securities portfolio. In addition, inflation-related increases in our interest expense is due to increased rates paid on deposits. Elevated levels of inflation has also caused increased volatility and uncertainty in the business environment, which could adversely affect loan demand and our clients' ability to repay indebtedness. Governmental responses to the current inflationary environment, such as severe changes to monetary and fiscal policy, or the imposition or threatened imposition of price controls, could adversely affect our business. The duration and severity of the current inflationary period and the resulting impact on us cannot be predicted with precision.

Liquidity Risks

We could experience an unexpected inability to obtain needed liquidity which could adversely affect our business, profitability, and viability as a going concern — The liquidity of a financial institution reflects its ability to meet loan requests, to accommodate possible outflows in deposits, and to take advantage of interest rate market opportunities and is essential to a financial institution's business. The ability of a financial institution to meet its current financial obligations is a function of its balance sheet structure, its ability to liquidate assets, and its access to alternative sources of funds. The bank failures in the Spring of 2023 exemplify the potential serious results of the unexpected inability of insured depository institutions to obtain needed liquidity to satisfy deposit withdrawal requests, including how quickly such requests can accelerate once uninsured depositors lose confidence in an institution's ability to satisfy its obligations to depositors. We seek to ensure our funding needs are met by maintaining a level of liquidity through asset and liability management. If we become unable to obtain funds when needed, it could have a material adverse effect on our business, financial condition, and results of operations. Additionally, under Indiana law governing the collateralization of public fund deposits, the Indiana Board for Depositories determines which financial institutions are required to pledge collateral based on the strength of their financial ratings. We have been informed that no collateral is required for our public fund deposits. However, the Board of Depositories could alter this requirement in the future, which could adversely affect our liquidity depending on the amount of collateral we may be required to pledge.

We rely on dividends from our subsidiaries — We receive substantially all of our revenue from dividends from our subsidiaries, including, primarily, the Bank. These dividends are the principal source of funds we use to pay dividends on our common stock and interest and principal on our debt. Various federal and state laws and regulations limit the amount of dividends our subsidiaries may pay to us. In the event our subsidiaries are unable to pay dividends to us, we may not be able to service debt, pay other obligations, or pay dividends on our common stock. Our inability to receive dividends from our subsidiaries could have a material adverse effect on our business, financial condition and results of operations.

Operational Risks

Our risk management framework could prove ineffective which could have a material adverse effect on our ability to mitigate risks and/or losses — We have established a risk management framework to identify and manage our risk exposure. This framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, credit, market, liquidity, operational, legal/compliance, and reputational risks. Our framework also includes financial, analytical and forecasting modeling methodologies which involve significant management assumptions and judgment that may not be accurate, particularly in times of market stress or other unforeseen circumstances. Additionally, our Board of Directors has adopted a risk appetite statement in consultation with management which sets forth certain thresholds and limits to govern our overall risk profile. There can be no assurance that our risk management framework will be effective under all circumstances or that it will adequately identify, manage or limit any risk of loss to us. Any such failure in our risk management framework could have a material adverse effect on our business, financial condition, and results of operations.

We are dependent upon the services of our management team — Our future success and profitability is substantially dependent upon our management and the banking acumen of our senior executives. We believe that our future results will also depend in part upon our ability to attract and retain highly skilled and qualified management. We are especially dependent on a limited number of key management personnel, many of whom do not have employment agreements with us. The loss of the chief executive officer and other senior management and key personnel could have a material adverse impact on our operations because other officers may not have the experience and expertise to readily replace these individuals. Many of these senior officers have primary contact with our clients and are important in maintaining personal relationships with our client base. The unexpected loss of services of one or more of these key employees could have a material adverse effect on our operations and possibly result in reduced revenues if we were unable to find suitable replacements promptly. Competition for senior personnel is intense, and we may not be successful in attracting and retaining such personnel. Changes in key personnel and their responsibilities may be disruptive to our businesses and could have a material adverse effect on our businesses, financial condition, and results of operations.

Technology security breaches — Information security risks have increased due to the sophistication and activities of organized crime, hackers, terrorists and other external parties and the use of online, telephone, and mobile banking channels by clients. Any compromise of our security could impair our reputation and deter our clients from using our banking services. Information security breaches can also disrupt the operation of information systems on which we depend, adversely affecting our business operations. Such events can result in costly remediation measures and litigation or governmental investigation and responding to security breaches can place unanticipated demands on the time and attention of management. We rely on security systems to provide the protection and authentication necessary to secure transmission of data against damage by theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as from security breaches, ransomware, denial of service attacks, viruses, worms, use of artificial intelligence and other disruptive problems caused by hackers. Computer break-ins, phishing and other disruptions of customer or vendor systems could also jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure. We maintain a cyber insurance policy that is designed to cover a majority of loss resulting from cyber security breaches, but there is no assurance such coverage or other protective measures we employ will be adequate to address all potential material adverse impacts.

We also confront the risk of being compromised by emails sent by perpetrators posing as company executives or vendors in order to dupe company personnel into sending large sums of money to accounts controlled by the perpetrators. We require all our employees to complete annual information security awareness training to increase their awareness of these risks and to engage them in our mitigation efforts. If these precautions are not sufficient to protect our systems from data breaches or compromises, our reputation and business could be adversely affected.

We depend on the services of a variety of third-party vendors to meet data processing and communication needs and we have contracted with third parties to run their proprietary software on our behalf. While we perform reviews of security controls instituted by the vendor in accordance with industry standards and institute our own internal security controls, we rely on continued maintenance of the controls by the outside party to safeguard our customer data.

Additionally, we issue debit cards which are susceptible to compromise at the point of sale via the physical terminal through which transactions are processed and by other means of hacking. The security and integrity of these transactions are dependent upon the retailers' vigilance and willingness to invest in technology and upgrades. Issuing debit cards to our clients exposes us to potential losses which, in the event of a data breach at one or more major retailers may adversely affect our business, financial condition, and results of operations.

We continually encounter technological change — The financial services industry is constantly undergoing rapid technological change with frequent introductions of new technology-driven products and services. Our future success depends, in part, upon our ability to address the needs of our clients competitively by using technology to provide products and services that will satisfy client demands, as well as create additional efficiencies within our operations. Many of our large competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services quickly or be successful in marketing these products and services to our clients. In addition, our implementation of certain new technologies, such as those related to artificial intelligence, automation and algorithms, in our business processes may have unintended consequences due to their limitations or our failure to use them effectively. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

Our accounting estimates rely on analytical and forecasting models — The processes we use to estimate our allowance for credit losses and to measure the fair value of financial instruments, as well as the processes used to estimate the effects of changing interest rates and other market measures on our financial condition and results of operations, depend upon the use of analytical and forecasting models. These models reflect assumptions that may not be accurate, particularly in times of market stress or other unforeseen circumstances. Even if these assumptions are adequate, the models may prove to be inadequate or inaccurate because of other flaws in their design or their implementation. Any such failure in our analytical or forecasting models could have a material adverse effect on our business, financial condition and results of operations.

Legal/Compliance Risks

We are subject to extensive government regulation and supervision — Our operations are subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not security holders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible change. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulation or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs and limit the types of financial services and products we may offer. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on our business, financial condition and results of operations.

Our investments and/or financings in certain tax-advantaged projects may not generate returns as anticipated and may have an adverse impact on our financial results — We invest and/or finance certain tax-advantaged projects promoting affordable housing, community redevelopment and renewable energy sources. Our investments in these projects are designed to generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, over specified time periods. We are subject to the risk that previously recorded tax credits will not be able to be fully realized. Such credits are subject to recapture by taxing authorities based on compliance features required to be met at the project level which may not be met. The possible inability to realize these tax credits and other tax benefits can have a negative impact on our financial results. The risk of not being able to realize the tax credits and other tax benefits depends on many factors outside of our control, including changes in the applicable tax code and the ability of the projects to be completed and properly managed.

Substantial ownership concentration — Our directors, executive officers and 1st Source Bank, as trustee, collectively hold a significant ownership concentration of our common shares. Due to this significant level of ownership among our affiliates, our directors, executive officers, and 1st Source Bank, as trustee, may be able to influence the outcome of director elections or impact significant transactions, such as mergers or acquisitions, or any other matter that might otherwise be favored by other shareholders.

<u>Reputational Risks</u>

Competition from other financial services providers could adversely impact our results of operations — The banking and financial services business is highly competitive. We face competition in making loans and leases, attracting deposits and providing insurance, investment, trust and wealth advisory, and other financial services. Increased competition in the banking and financial services businesses may reduce our market share, impair our growth or cause the prices we charge for our services to decline. Our results of operations may be adversely impacted in future periods depending upon the level and nature of competition we encounter in our various market areas.

Managing reputational risk is important to attracting and maintaining customers, investors, and employees — Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, data security failures, compliance deficiencies, and questionable or fraudulent activities of our customers. We have policies and procedures in place that seek to protect our reputation and promote ethical conduct. Nonetheless, negative publicity may arise regarding our business, employees, or customers, with or without merit, and could result in the loss of customers, investors, or employees, costly litigation, a decline in revenues, and increased government regulation.

In addition, focus among investors, customers, and regulators on environmental, social and governance ("ESG") issues has continued to increase in recent years. Customers, prospective customers, investors or third parties evaluate us based on their assessment of our achievement of ESG objectives and may assign their ESG ratings to us. Such persons may believe that our practices, including our lending practices, are not sufficiently robust from an ESG perspective and may publish their views. Adverse publicity regarding such assessments of our ESG performance could damage our reputation or prospects. Adverse market perception can adversely affect the trading price of our shares.


Item 1B. Unresolved Staff Comments.


None


Item 1C. Cybersecurity.


Risk Management and Strategy

Our Board of Directors has delegated primary responsibility for oversight of cybersecurity risk management to the Audit, Finance & Risk Committee of the Board. The Committee receives quarterly reports from the Chief Information Security Officer (CISO) and Chief Risk Officer (CRO), respectively, and reviews them with such officers. These reports are made available to all board members concurrently. The CRO's report includes evaluation of the level of cybersecurity risks and strength of mitigating controls. All board members are invited to attend the portion of the Committee's meetings for review of reports received on risk management from management (e.g., the CRO, CISO, Chief Compliance Officer).

Our processes for assessing, identifying, and managing material risks from cybersecurity threats are based on examination guidance published by the Federal Financial Institution Examination Council (FFIEC), an interagency body established under the Financial Institutions Regulatory and Interest Rate Control Act of 1978. Consistent with FFIEC guidance, 1st Source selected and adheres to the risk management framework established by the Cybersecurity Risk Institute known as the "CRI Profile." The CRI Profile is based primarily on the well-known National Institute of Standards and Technology's (NIST) "Framework for Improving Critical Infrastructure Cybersecurity" and is tailored to ensure expectations of financial institution regulators are met. Our processes are designed to meet standards for all seven CRI Profile functions – governance, identification, detection, protection, response, recovery, and supply chain dependency management. In addition, we adhere to security standards set by the PCI Security Standards Council which are designed to ensure secure payments globally.

Risks from cybersecurity threats, including risks identified from previous cybersecurity incidents, have required significant investments over time in maturing our Information Security Program and attracting and retaining the personnel with requisite experience and expertise. In particular, the CISO has substantial relevant expertise in the financial services industry and formal training in the areas of information security and cybersecurity risk management. We will need to continue to make meaningful investments in cybersecurity controls for continuous improvement and maturation in response to constantly evolving cybersecurity threats. Cybersecurity threats will continue to be endemic to the financial services industry for the foreseeable future.

Governance

Our Board and senior management oversee our processes for management of cybersecurity risks consistent with the foregoing standards. Such oversight includes regular reporting by management to the Board on the adequacy of such processes and potential material issues identified. Before escalation to the Board, issues are generally identified and assessed through our risk governance structure established under our Enterprise Risk Management Program. The risk governance structure includes three distinct components: management oversight, third-party professional assessment, and separate oversight and review by our Internal Audit Department. Management oversight is maintained through several committees that serve as forums for further assessment, remediation, and escalation. These management oversight committees include the Information Security Committee, co-chaired by the CISO and CRO, the Operational and Compliance Risk Committee, chaired by the CFO, vice chaired by the CISO and Chief Compliance Officer, the IT Steering Committee, chaired by the Chief Information Officer, the Enterprise Risk Management Committee, chaired by the CRO and the executive management committee known as the Strategic Deployment Committee, chaired by the CEO.

We regularly engage third-party assessors, consultants, and auditors to test and evaluate our controls for managing cybersecurity threats. These include third-party engagements by management and by our Internal Audit Department for (i) regular penetration testing of our cyber defenses, including an annual PCI-certified penetration test, (ii) third-party "health checks" on supporting technology, including our security incident and event management system (SIEM) and vulnerability management program, and (iii) third-party social engineering tests of the effectiveness of our employee training for detection of invasive attempts by malevolent actors. In addition, the Federal Reserve and DFI examine our control environment for managing cybersecurity risks each year.

Our risk governance structure includes a Third-Party Risk Management Program with first-level oversight by management's Third-Party Risk Management Committee and conforms to bank regulatory guidance. This program includes due diligence and periodic monitoring of the information security controls such providers have in place to protect our confidential data received, processed and/or stored by such providers.

The measures summarized above are intended to help ensure that 1st Source does not suffer a material adverse impact from security breaches, but, as cybersecurity risks evolve and increase in sophistication, we can provide no assurance that our financial condition or results of operations will not be adversely impacted. See "Item 1A. Risk Factors - Operational Risks - Technology Security Breaches."

Item 2. Properties.

Our headquarters building is located in downtown South Bend, Indiana. The building is part of a larger complex, including a 300-room hotel and a 500-car parking garage. Our lease on this property runs through September 2027. As of December 31, 2023, 1st Source leases approximately 71% of the office space in this complex.

At December 31, 2023, we owned or leased properties where our 78 banking centers were located. Our facilities are located in Allen, DeKalb, Elkhart, Fulton, Huntington, Kosciusko, LaPorte, Marshall, Porter, Pulaski, St. Joseph, Starke, Tippecanoe, Wells, and Whitley Counties in the State of Indiana, Berrien, Cass, and Kalamazoo Counties in the State of Michigan, and Sarasota County in the state of Florida. 1st Source Bank also owns approximately 35 acres in St. Joseph County of which approximately 29 acres have been approved by the Board for development and construction of an operations and training facility. We are marketing the remaining six acres for sale. We anticipate moving forward with construction in the coming years subject to receiving appropriate agreements, approvals and authorizations from local city and county building and economic development authorities as well as market conditions including inflation levels and financing costs. Additionally, we utilize an operations center for business operations. The Bank leases additional properties to and from third parties under arms-length agreements.

Item 3. Legal Proceedings.

1st Source and its subsidiaries are involved in various legal proceedings that are inherent risks of, or incidental to, the conduct of our businesses. Management does not expect the outcome of any such proceedings will have a material adverse effect on our consolidated financial position or results of operations.

Item 4. Mine Safety Disclosures.

None

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is traded on the NASDAQ Global Select Market under the symbol "SRCE." As of February 16, 2024, there were 1,593 holders of record of 1st Source common stock.

Comparison of Five Year Cumulative Total Return*

Among 1st Source, Morningstar Market Weighted NASDAQ Index** and Peer Group Index***



* Assumes $100 invested on December 31, 2018, in 1st Source Corporation common stock, NASDAQ market index, and peer group index.

** The Morningstar Weighted NASDAQ Index Return is calculated using all companies which trade as NASD Capital Markets, NASD Global Markets or NASD Global Select. It includes both domestic and foreign companies. The index is weighted by the then current shares outstanding and assumes dividends reinvested. The return is calculated on a monthly basis.

*** The peer group is a market-capitalization-weighted stock index of the 33 publicly-traded banking companies headquartered in Illinois, Indiana, Michigan, Ohio, and Wisconsin.

NOTE: Total return assumes reinvestment of dividends.

The following table shows our share repurchase activity during the three months ended December 31, 2023.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs*	Maximum Number (or Approximate Dollar Value) of Shares that may yet be Purchased Under the Plans or Programs
October 01 - 31, 2023	—	$ —	—	1,000,000
November 01 - 30, 2023	—	—	—	1,000,000
December 01 - 31, 2023	—	—	—	1,000,000

*1st Source maintains a stock repurchase plan that was authorized by the Board of Directors on October 19, 2023. Under the terms of the plan, 1st Source may repurchase up to 1,000,000 shares of its common stock from time to time to mitigate the potential dilutive effects of stock-based incentive plans and other potential uses of common stock for corporate purposes. 1st Source has not yet repurchased any shares under this Plan.

Payment of dividends by 1st Source is discussed under Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Earnings Summary. Federal laws and regulations contain restrictions on the ability of 1st Source and the Bank to pay dividends. For information regarding restrictions on dividends, see Part I, Item 1, Business - Regulation and Supervision - Dividends and Part II, Item 8, Financial Statements and Supplementary Data - Note 20 of the Notes to Consolidated Financial Statements.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

This analysis is intended to assist you in understanding our results of operations for each of the past three years and financial condition for each of the past two years.

FORWARD-LOOKING STATEMENTS

This report, including Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. Words such as "believe," "contemplate," "seek," "estimate," "plan," "project," "anticipate," "possible," "assume," "expect," "intend," "targeted," "continue," "remain," "will," "should," "indicate," "would," "may" and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management's views as of any subsequent date.

All written or oral forward-looking statements that are made by or attributable to us are expressly qualified in their entirety by this cautionary notice. We have no obligation, and do not undertake, to update, revise, or correct any of the forward-looking statements after the date of this report, or after the respective dates on which such statements otherwise are made. We have expressed our expectations, beliefs, and projections in good faith and we believe they have a reasonable basis. However, we make no assurances that our expectations, beliefs, or projections will be achieved or accomplished. The results or outcomes indicated by our forward-looking statements may not be realized due to a variety of factors, including, without limitation, the following:

- Local, regional, national, and international economic conditions and the impact they may have on us and our clients and our assessment of that impact.
- Changes in the level of nonperforming assets and charge-offs.
- Changes in estimates of future cash reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements.
- The effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board.
- Inflation, interest rate, securities market, and monetary fluctuations, including substantial changes in the cost of fuel.
- Political instability, acts of war or terrorism, or cybersecurity threats.
- The spread of infectious diseases or pandemics.
- The timely development and acceptance of new products and services and perceived overall value of these products and services by others.
- Changes in consumer spending, borrowings, and savings habits.
- Changes in the financial performance and/or condition of our borrowers.
- Technological changes.
- The impact of climate change.
- Acquisitions and integration of acquired businesses.
- The ability to increase market share and control expenses.
- The ability to expand effectively into new markets that we target.
- Changes in the competitive environment.
- The effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities, insurance, and climate change) with which we and our subsidiaries must comply.
- The effect of changes in accounting policies and practices and auditing requirements, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board, and other accounting standard setters.
- Changes in our organization, compensation, and benefit plans.

- The costs and effects of legal and regulatory developments including the resolution of legal proceedings or regulatory or other governmental inquires and the results of regulatory examinations or reviews.
- Greater than expected costs or difficulties related to the integration of new products and lines of business.
- Our success at managing the risks described in Item 1A. Risk Factors.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP) and follow general practices within the industries in which we operate. Application of these principles requires management to make estimates or judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates or judgments reflect management's view of the most appropriate manner in which to record and report our overall financial performance. Because these estimates or judgments are based on current circumstances, they may change over time or prove to be inaccurate based on actual experience. As such, changes in these estimates, judgments, and/or assumptions may have a significant impact on our financial statements. All accounting policies are important, and all policies described in Part II, Item 8, Financial Statements and Supplementary Data – Note 1 of the Notes to Consolidated Financial Statements (Note 1), should be reviewed for a greater understanding of how our financial performance is recorded and reported.

We have identified the following two policies as being critical because they require management to make particularly difficult, subjective, and/or complex estimates or judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. These policies relate to the determination of the allowance for loan and lease losses and fair value measurements. Management believes it has used the best information available to make the estimations or judgments necessary to value the related assets and liabilities. Actual performance that differs from estimates or judgments and future changes in the key variables could change future valuations and impact net income. Management has reviewed the application of these policies with the Audit, Finance and Risk Committee of the Board of Directors. Following is a discussion of the areas we view as our most critical accounting policies.

Allowance for Credit Losses — The allowance for credit losses represents management's estimate of expected credit losses over the expected contractual life of our existing loan and lease portfolio and the establishment of an allowance that is sufficient to absorb those losses. Determining the appropriateness of the allowance is complex and requires judgement by management about the effect of matters that are inherently uncertain. In determining an appropriate allowance, management makes numerous judgments, assumptions, and estimates which are inherently subjective, as they require material estimates that may be susceptible to significant change. These estimates are derived based on continuous review of the loan and lease portfolio, assessments of client performance, movement through delinquency stages, probability of default, losses given default, collateral values, and disposition, as well as expected cash flows, economic forecasts, and qualitative factors, such as changes in current economic conditions.

As stated in Note 1, we segment our loan and lease portfolios based on similar risk characteristics for collective evaluation using a non-discounted cash flow approach to estimate expected losses. We use a cohort cumulative loss methodology for select loan and lease segments. The cohort methodology has a steady state assumption. For other segments, we use a PD/LGD (probability of default/loss given default) model which aligns well with our internal risk rating system. When we observe limitations in the data or models, we use model overlays to make adjustments to model outputs to capture a particular risk or compensate for a known limitation, or in the case of the cohort model, changes in the steady state assumptions. Actual losses may differ from estimated amounts due to model inefficiencies or management's inability to adequately determine appropriate model adjustment factors.

Additionally, we are required to use forecasts about future economic conditions to determine the expected credit losses over the remaining life of the asset. Forecast adjustments are fundamentally difficult to establish and the current environment presents challenges with increasing geopolitical uncertainty, elevated inflation, high interest rates, and persistently inverted yield curve. We endeavor to apply a forecast adjustment that is directionally consistent, reasonable, supportable, and reflective of current expectations and conditions. We use a two-year reasonable and supportable period across all loan and lease segments to forecast economic conditions. We believe the two-year time horizon aligns with available industry guidance and various forecasting sources. Following this two-year forecasting period, we use a two-year reversion period to revert forecast rates to historical loss rates.

In assessing the factors used to derive an appropriate allowance, management benefits from a lengthy organizational history and experience with credit decisions and related outcomes. We have been diligent in our efforts to review our portfolios, loan segmentations, methodologies and models and believe we have made appropriate and prudent decisions. Nonetheless, if management's underlying assumptions prove to be inaccurate, the allowance for loan and lease losses would have to be adjusted. Our accounting policies related to the allowance for credit losses is disclosed in Note 1 under the heading "Allowance for Credit Losses."

Fair Value Measurements — We use fair value measurements to record certain financial instruments and to determine fair value disclosures. Available-for-sale securities, trading account securities, mortgage loans held for sale, and interest rate swap agreements are financial instruments recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record at fair value other financial assets on a nonrecurring basis. These nonrecurring fair value adjustments typically involve write-downs of, or specific reserves against, individual assets. GAAP establishes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used in the measurement are observable or unobservable. Observable inputs reflect market-driven or market-based information obtained from independent sources, while unobservable inputs reflect our estimates about market data.

The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market data. For financial instruments that trade actively and have quoted market prices or observable market data, there is minimal subjectivity involved in measuring fair value. When observable market prices and data are not fully available, management judgment is necessary to estimate fair value. In addition, changes in the market conditions may reduce the availability of quoted prices or observable data. For example, reduced liquidity in the capital markets or changes in secondary market activities could result in observable market inputs becoming unavailable. Therefore, when market data is not available, we use valuation techniques that require more management judgment to estimate the appropriate fair value measurement. Fair value is discussed further in Note 1 under the heading "Fair Value Measurements" and in Note 21, "Fair Value Measurements."

EARNINGS SUMMARY

Net income available to common shareholders in 2023 was $124.93 million, up from $120.51 million in 2022 and up from $118.53 million in 2021. Diluted net income per common share was $5.03 in 2023, $4.84 in 2022, and $4.70 in 2021. Return on average total assets was 1.48% in 2023 compared to 1.49% in 2022, and 1.53% in 2021. Return on average common shareholders' equity was 13.48% in 2023 versus 13.81% in 2022, and 13.07% in 2021.

Net income in 2023, as compared to 2022, was positively impacted by a $15.18 million or 5.76% increase in net interest income and a $7.38 million decrease in the provision for credit losses which was offset by a $17.03 million or 9.22% increase in noninterest expense. Net income in 2022, as compared to 2021, was positively impacted by a $26.83 million or 11.34% increase in net interest income and a $1.45 million or 0.78% decrease in noninterest expense which was offset by a $17.55 million or 407.81% increase in the provision for credit losses and an $8.83 million or 8.82% decrease in noninterest income.

Dividends paid on common stock in 2023 amounted to $1.30 per share, compared to $1.26 per share in 2022, and $1.21 per share in 2021. The level of earnings reinvested and dividend payouts are determined by the Board of Directors based on various considerations, including liquidity needs, capital requirements, and management's assessment of future growth opportunities and the level of capital necessary to support them.

Net Interest Income — Our primary source of earnings is net interest income, the difference between income on earning assets and the cost of funds supporting those assets. Significant categories of earning assets are loans and securities while deposits and borrowings represent the major portion of interest-bearing liabilities. For purposes of the following discussion, comparison of net interest income is done on a tax-equivalent basis, which provides a common basis for comparing yields on earning assets exempt from federal income taxes to those which are fully taxable.

Net interest margin (the ratio of net interest income to average earning assets) is significantly affected by movements in interest rates and changes in the mix of earning assets and the liabilities that fund those assets. Net interest margin on a fully taxable-equivalent basis was 3.51% in 2023, compared to 3.45% in 2022 and 3.23% in 2021. Net interest income was $278.65 million for 2023, compared to $263.47 million for 2022 and $236.64 million for 2021. Tax-equivalent net interest income totaled $279.39 million for 2023, up $15.29 million from the $264.10 million reported in 2022. Tax-equivalent net interest income for 2022 was up $27.00 million from the $237.10 million reported for 2021.

During 2023, average earning assets increased $295.44 million or 3.86% while average interest-bearing liabilities increased $520.63 million or 10.41% over the comparable period in 2022. The yield on average earning assets increased 141 basis points to 5.25% for 2023 from 3.84% for 2022 primarily due to higher rates on loans and leases, tax exempt investment securities and other investments, which include federal funds sold, time deposits with other banks, Federal Reserve Bank excess balances, Federal Reserve Bank and Federal Home Loan Bank (FHLB) stock and commercial paper. Total cost of average interest-bearing liabilities increased 189 basis points to 2.50% during 2023 from 0.61% in 2022 as a result of the higher interest rate environment. The result to the fully taxable-equivalent net interest margin was an increase of six basis points.

The largest contributor to the increase in the yield on average earning assets in 2023 was the 151 basis point improvement in the loan and lease portfolio yield primarily from rising interest rates. Average loans and leases increased $637.16 million or 11.45% in 2023 from 2022 while the yield increased to 6.25%. Strong growth primarily within our Auto and Light Truck, Construction Equipment and Commercial Real Estate portfolios drove total average loans and leases higher during the year. Net interest recoveries positively contributed three basis points to the yield on average loans and leases during 2023 and two basis points to the average loans and leases yield during 2022.

During 2023, the tax-equivalent yield on investment securities available-for-sale increased seven basis points to 1.57% while the average balance decreased $168.70 million or 9.14% with the largest decreases in U.S. treasury and federal agency securities and mortgage-backed securities. Average mortgages held for sale decreased $2.81 million or 54.27% during 2023 while the yield increased 236 basis points. Average other investments decreased $170.21 million or 69.78% during 2023 while the yield increased 391 basis points. The average balance decrease in other investments was primarily a result of lower balances held at the Federal Reserve Bank.

Average interest-bearing deposits increased $530.60 million or 11.35% during 2023 while the effective rate paid on those deposits increased 183 basis points. The increased average balance was primarily due to increases in time deposits, public fund, and brokered deposits. The increase in the average cost of interest-bearing deposits was primarily the result of higher rates and a shift in the deposit mix. The deposit mix change which began during 2022 carried over into 2023 with clients moving their funds from non-maturity accounts to certificates of deposit due to the rising interest rate environment. Average noninterest-bearing demand deposits decreased $284.73 million or 13.97% during 2023 due primarily to persistent rate competition for deposits and greater utilization of excess funds by our business customers.

Average short-term borrowings decreased $1.36 million or 0.63% during 2023 while the effective rate paid increased 259 basis points. The decrease in short-term borrowings was primarily the result of lower repurchase agreements offset by increased borrowings with the FHLB. Average long-term debt and mandatorily redeemable securities balances decreased $8.62 million or 15.68% during 2023 while the effective rate increased 827 basis points primarily due to higher rates on mandatorily redeemable securities from an improvement in book value per share during 2023. Mandatorily redeemable shares are issued under the terms of one of our executive incentive compensation plans and are settled based on book value per share with changes from the previous reporting date recorded as interest expense.

The following table provides an analysis of net interest income and illustrates interest income earned and interest expense charged for each major component of interest earning assets and the interest bearing liabilities. Yields/rates are computed on a tax-equivalent basis, using a 21% rate. Nonaccrual loans and leases are included in the average loan and lease balance outstanding.

(Dollars in thousands)	2023 Average Balance	2023 Interest Income/ Expense	2023 Yield/ Rate	2022 Average Balance	2022 Interest Income/ Expense	2022 Yield/ Rate	2021 Average Balance	2021 Interest Income/ Expense	2021 Yield/ Rate
ASSETS									
Investment securities available-for-sale:									
Taxable	$ 1,632,567	$ 24,501	1.50 %	$ 1,805,041	$ 26,294	1.46 %	$ 1,410,797	$ 17,767	1.26 %
Tax-exempt[1]	44,083	1,805	4.09 %	40,310	1,311	3.25 %	32,583	741	2.27 %
Mortgages held for sale	2,368	155	6.55 %	5,178	217	4.19 %	17,026	448	2.63 %
Loans and leases, net of unearned discount[1]	6,203,857	387,524	6.25 %	5,566,701	264,043	4.74 %	5,437,817	234,902	4.32 %
Other investments	73,729	3,663	4.97 %	243,938	2,579	1.06 %	440,416	1,373	0.31 %
Total earning assets[1]	7,956,604	417,648	5.25 %	7,661,168	294,444	3.84 %	7,338,639	255,231	3.48 %
Cash and due from banks	70,304			75,836			77,275		
Allowance for loan and lease losses	(144,183)			(133,028)			(139,141)		
Other assets	532,072			469,135			454,374		
Total assets	$ 8,414,797			$ 8,073,111			$ 7,731,147		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing deposits	$ 5,204,095	$ 123,162	2.37 %	$ 4,673,494	$ 25,231	0.54 %	$ 4,460,359	$ 12,276	0.28 %
Short-term borrowings:									
Securities sold under agreements to repurchase	78,928	136	0.17 %	166,254	85	0.05 %	180,610	112	0.06 %
Other short-term borrowings	134,683	6,896	5.12 %	48,716	1,412	2.90 %	6,119	3	0.05 %
Subordinated notes	58,764	4,174	7.10 %	58,764	3,550	6.04 %	58,764	3,267	5.56 %
Long-term debt and mandatorily redeemable securities	46,323	3,892	8.40 %	54,940	69	0.13 %	78,845	2,476	3.14 %
Total interest-bearing liabilities	5,522,793	138,260	2.50 %	5,002,168	30,347	0.61 %	4,784,697	18,134	0.38 %
Noninterest-bearing deposits	1,753,149			2,037,882			1,882,168		
Other liabilities	151,659			103,740			112,291		
Shareholders' equity	926,935			872,721			906,951		
Noncontrolling interests	60,261			56,600			45,040		
Total liabilities and equity	$ 8,414,797			$ 8,073,111			$ 7,731,147		
Less: Fully tax-equivalent adjustments		(741)			(628)			(459)	
Net interest income/margin (GAAP-derived)[1]		$ 278,647	3.50 %		$ 263,469	3.44 %		$ 236,638	3.22 %
Fully tax-equivalent adjustments		741			628			459	
Net interest income/margin - FTE[1]		$ 279,388	3.51 %		$ 264,097	3.45 %		$ 237,097	3.23 %

(1) See "Reconciliation of Non-GAAP Financial Measures" for more information on this performance measure/ratio.

Reconciliation of Non-GAAP Financial Measures — Our accounting and reporting policies conform to GAAP in the United States and prevailing practices in the banking industry. However, certain non-GAAP performance measures are used by management to evaluate and measure the Company's performance. These include taxable-equivalent net interest income (including its individual components) and net interest margin (including its individual components). Management believes that these measures provide users of the Company's financial information a more meaningful view of the performance of the interest-earning assets and interest-bearing liabilities.

Management reviews yields on certain asset categories and the net interest margin of the Company and its banking subsidiaries on a fully taxable-equivalent ("FTE") basis. In this non-GAAP presentation, net interest income is adjusted to reflect tax-exempt interest income on an equivalent before-tax basis. This measure ensures comparability of net interest income arising from both taxable and tax-exempt sources. The following table shows the reconciliation of non-GAAP financial measures for the most recent three years ended December 31.

(Dollars in thousands)		2023	2022	2021
Calculation of Net Interest Margin				
(A)	Interest income (GAAP)	$ 416,907	$ 293,816	$ 254,772
	Fully tax-equivalent adjustments:			
(B)	- Loans and leases	381	366	319
(C)	- Tax-exempt investment securities	360	262	140
(D)	Interest income - FTE (A+B+C)	417,648	294,444	255,231
(E)	Interest expense (GAAP)	138,260	30,347	18,134
(F)	Net interest income (GAAP) (A-E)	278,647	263,469	236,638
(G)	Net interest income - FTE (D-E)	279,388	264,097	237,097
(H)	Total earning assets	$ 7,956,604	$ 7,661,168	$ 7,338,639
	Net interest margin (GAAP-derived) (F/H)	3.50 %	3.44 %	3.22 %
	Net interest margin - FTE (G/H)	3.51 %	3.45 %	3.23 %

The change in interest due to both rate and volume illustrated in the following table has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each. The following table shows changes in tax-equivalent interest earned and interest paid, resulting from changes in volume and changes in rates.

(Dollars in thousands)	Increase (Decrease) due to Volume		Rate		Net	
2023 compared to 2022						
Interest earned on:						
Investment securities available-for-sale:						
Taxable	$	**(2,570)**	$	**777**	$	**(1,793)**
Tax-exempt		**131**		**363**		**494**
Mortgages held for sale		**(150)**		**88**		**(62)**
Loans and leases, net of unearned discount		**32,763**		**90,718**		**123,481**
Other investments		**(2,856)**		**3,940**		**1,084**
Total earning assets	$	**27,318**	$	**95,886**	$	**123,204**
Interest paid on:						
Interest-bearing deposits	$	**3,179**	$	**94,752**	$	**97,931**
Short-term borrowings:						
Securities sold under agreements to repurchase		**(64)**		**115**		**51**
Other short-term borrowings		**3,823**		**1,661**		**5,484**
Subordinated notes		**—**		**624**		**624**
Long-term debt and mandatorily redeemable securities		**(13)**		**3,836**		**3,823**
Total interest-bearing liabilities	$	**6,925**	$	**100,988**	$	**107,913**
Net interest income - FTE	$	**20,393**	$	**(5,102)**	$	**15,291**
2022 compared to 2021						
Interest earned on:						
Investment securities available-for-sale:						
Taxable	$	5,463	$	3,064	$	8,527
Tax-exempt		203		367		570
Mortgages held for sale		(412)		181		(231)
Loans and leases, net of unearned discount		5,674		23,467		29,141
Other investments		(843)		2,049		1,206
Total earning assets	$	10,085	$	29,128	$	39,213
Interest paid on:						
Interest-bearing deposits	$	613	$	12,342	$	12,955
Short-term borrowings:						
Securities sold under agreements to repurchase		(8)		(19)		(27)
Other short-term borrowings		151		1,258		1,409
Subordinated notes		—		283		283
Long-term debt and mandatorily redeemable securities		(578)		(1,829)		(2,407)
Total interest-bearing liabilities	$	178	$	12,035	$	12,213
Net interest income - FTE	$	9,907	$	17,093	$	27,000

Noninterest Income — Noninterest income decreased $0.64 million or 0.70% in 2023 from 2022 following a $8.83 million or 8.82% decrease in 2022 from 2021. The following table shows the components of our noninterest income for the most recent three years ended December 31.

(Dollars in thousands)	2023		2022		2021
Noninterest income:					
Trust and wealth advisory	$	**23,706**	$	23,107	$	23,782
Service charges on deposit accounts		**12,749**		12,146		10,589
Debit card		**17,980**		18,052		18,125
Mortgage banking		**3,471**		4,122		11,822
Insurance commissions		**6,911**		6,703		7,247
Equipment rental		**8,837**		12,274		16,647
Losses on investment securities available-for-sale		**(2,926)**		(184)		(680)
Other		**19,895**		15,042		12,560
Total noninterest income	$	**90,623**	$	91,262	$	100,092

Trust and wealth advisory fees (which include investment management fees, estate administration fees, mutual fund fees, annuity fees, and fiduciary fees) increased $0.60 million or 2.59% in 2023 from 2022 compared to a $0.68 million or 2.84% decrease in 2022 over 2021. Trust and wealth advisory fees are largely based on the number and size of client relationships and the market value of assets under management. The market value of trust assets under management at December 31, 2023 and 2022 was $5.46 billion and $4.84 billion, respectively. The positive performance of the stock and bond markets primarily during the fourth quarter of 2023 resulted in an increase in the market value of trust assets under management compared to 2022. At December 31, 2023, these trust assets were comprised of $3.66 billion of personal and agency trusts and estate administration assets, $1.10 billion of employee benefit plan assets, $0.53 million of individual retirement accounts, and $0.17 million of custody assets.

Service charges on deposit accounts increased by $0.60 million or 4.96% in 2023 from 2022 compared to an increase of $1.56 million or 14.70% in 2022 from 2021. The growth in service charges on deposit accounts in 2023 was primarily due to increased consumer and business overdraft transactions. The increase during 2022 was primarily due to increased consumer and business nonsufficient fund transactions.

Debit card income declined slightly during 2023 following a similar slight decrease during 2022. The declines in 2023 to 2022 were mainly the result of decreased discretionary spending and a focus on core expenses by consumers. Additionally, regulatory changes to web commerce transactions implemented by the Federal Reserve during 2023 had a negative impact.

Mortgage banking income dropped $0.65 million or 15.79% in 2023 over 2022, compared to a $7.70 million or 65.13% decrease in 2022 from 2021. We had $0.81 million of MSR impairment recoveries in 2021. During 2023, 2022 and 2021, we determined that no permanent write-down was necessary for previously recorded impairment on MSRs. During 2023 and 2022, mortgage banking income decreased primarily due to reduced mortgage origination volumes resulting in lower income on loans sold in the secondary market. Demand for mortgages has continued to decline with steep increases in interest rates, limited inventory, and fewer housing starts all of which impacted market activity.

Insurance commissions increased $0.21 million or 3.10% in 2023 compared to 2022 and declined $0.54 million or 7.51% in 2022 compared to 2021. The rise in 2023 was primarily due to a larger book of business and more contingent commissions received. The decrease in 2022 was primarily due to a reduced book of business and fewer contingent commissions received.

Equipment rental income generated from operating leases decreased by $3.44 million or 28.00% during 2023 from 2022 compared to a reduction of $4.37 million or 26.27% during 2022 from 2021. The average equipment rental portfolio decreased 29.45% in 2023 over 2022 and decreased 21.27% in 2022 over 2021 as a result of reduced leasing volume primarily in the medium and heavy duty truck, construction equipment and the auto and light truck portfolios due to changing customer preferences and competitive pricing pressures for new business. In 2023 and 2022, the decline in rental income was offset by a similar decline in depreciation on equipment owned under operating leases.

Losses on the sale of investment securities available-for-sale were $2.93 million in 2023 compared to losses of $0.18 million and $0.68 million in 2022 and 2021, respectively. Losses during 2023 of $2.88 million were the result of repositioning the investment securities portfolio. In the repositioning, approximately $40 million of securities with an average yield of 1.10% were sold and used to purchase approximately $40 million of securities with an average yield of 4.80%. The remaining 2023 losses were the result of sales to support liquidity and fund loan growth during the first quarter. Losses during 2022 and 2021 were from the sale of Federal agency securities in 2022 and corporate securities in 2021 with the goal of managing portfolio risk and liquidity.

Other income improved $4.85 million or 32.26% in 2023 from 2022 compared to an increase of $2.48 million or 19.76% in 2022 from 2021. The increase in 2023 was mainly a result of partnership investment gains on sale of renewable energy tax equity investments of $3.43 million, increased customer swap fees of $1.23 million and higher bank owned life insurance policy claims. The increase in 2022 was mainly a result of partnership investment gains on sale of renewable energy tax equity investments of $2.24 million and higher bank owned life insurance policy claims offset by a write down of $0.37 million on small business capital investments and reduced customer swap fees of $0.33 million.

Noninterest Expense — Noninterest expense increased $17.03 million or 9.22% in 2023 from 2022 following a $1.45 million or 0.78% decrease in 2022 from 2021. The following table shows the components of our noninterest expense for the most recent three years ended December 31.

(Dollars in thousands)	**2023**		2022		2021
Noninterest expense:					
Salaries and employee benefits	$	**115,612**	$	105,110	$	105,808
Net occupancy		**11,090**		10,728		10,524
Furniture and equipment		**5,653**		5,448		5,977
Data Processing		**25,055**		22,375		19,877
Depreciation — leased equipment		**7,093**		10,023		13,694
Professional fees		**6,705**		7,280		8,676
FDIC and other insurance		**5,926**		3,625		2,677
Business development and marketing		**7,157**		5,823		8,013
Other		**17,433**		14,287		10,902
Total noninterest expense	$	**201,724**	$	184,699	$	186,148

Total salaries and employee benefits increased $10.50 million or 9.99% in 2023 from 2022, following a slight decrease in 2022 from 2021.

Employee salaries grew $7.17 million or 8.31% in 2023 from 2022 compared to an increase of $0.62 million or 0.73% in 2022 from 2021. The increase in 2023 was mainly a result of higher base salaries due to normal merit increases, the impact of wage inflation, and an increase in the number of employees from the filling of prior open positions and lower employee turnover. The increase in 2022 was mainly a result of higher base salaries due to normal merit increases offset by a decrease in incentive compensation and commission compensation primarily in our residential mortgage area.

Employee benefits increased $3.33 million or 17.73% in 2023 from 2022, compared to a $1.32 million or 6.58% decrease in 2022 from 2021. During 2023, group insurance costs were higher due to a rise in claims experienced and increased company contributions to employee retirement accounts compared to levels in 2022. During 2022, group insurance costs were lower due to decreased claims experienced compared to levels in 2021.

Occupancy expense rose $0.36 million or 3.37% in 2023 from 2022, compared to an increase of $0.20 million or 1.94% in 2022 from 2021. The expense increase in 2023 was primarily the result of higher premises repairs. The elevated expense in 2022 was primarily the result of higher snow removal costs due to inclement weather conditions.

Furniture and equipment expense, including depreciation, increased by $0.21 million or 3.76% in 2023 from 2022 compared to a decrease of $0.53 million or 8.85% in 2022 from 2021. The higher expense in 2023 was primarily due to increased equipment replacement costs. The lower expense in 2022 was primarily due to a reduction in equipment rental and depreciation expenses.

Data processing expense rose by $2.68 million or 11.98% in 2023 from 2022, following a $2.50 million or 12.57% increase in 2022 from 2021. The increases in 2023 and 2022 were due to a rise in software maintenance costs and higher computer processing charges related to a variety of technology projects.

Depreciation on equipment owned under operating leases declined $2.93 million or 29.23% in 2023 from 2022, following a $3.67 million or 26.81% decrease in 2022 from 2021. In 2023 and 2022, depreciation on equipment owned under operating leases correlated with the change in equipment rental income.

Professional fees decreased $0.58 million or 7.90% in 2023 from 2022, compared to a $1.40 million or 16.09% decrease in 2022 from 2021. The lower expense in 2023 can primarily be attributed to a decline in the utilization of consulting services for technology projects and compliance services. The lower expense in 2022 can primarily be attributed to a decline in legal fees offset by increased utilization of consulting services for technology projects and compliance services.

FDIC and other insurance expense grew $2.30 million or 63.48% in 2023 from 2022 and increased $0.95 million or 35.41% in 2022 from 2021. The increase in 2023 was mainly the result of higher assessments for FDIC premiums from a two basis point increase in assessment rates during the first quarter of 2023. The increase in 2022 was mainly the result of higher assessments for FDIC premiums from a larger asset base and a one-time $0.38 million recovery of an incurred but not reported insurance reserve in 2021.

Business development and marketing expenses increased $1.33 million or 22.91% in 2023 from 2022 following a decline of $2.19 million or 27.33% in 2022 from 2021. The increased expense in 2023 was mainly the result of a charitable contribution of $1.00 million made during 2023 and higher marketing promotions. The decreased expense in 2022 was mainly the result of a one-time charitable contribution of $3.00 million made during 2021 offset by increased business development expense and marketing promotions.

Other expenses increased by $3.15 million or 22.02% in 2023 as compared to 2022 and increased $3.39 million or 31.05% in 2022 as compared to 2021. The higher expense in 2023 was primarily the result of an increase in the provision for unfunded credit commitments, higher postage and shipping costs, and a rise in data communication line charges as bandwidth is improved. The higher expense in 2022 was primarily the result of an increase in the provision for unfunded loan commitments, a rise in the provision for interest rate swaps with customers, and higher employee training expenses.

Income Taxes — 1st Source recognized income tax expense in 2023 of $36.75 million, compared to $36.26 million in 2022, and $36.33 million in 2021. The effective tax rate in 2023 was 22.73% compared to 23.12% in 2022, and 23.45% in 2021.

For a detailed analysis of 1st Source's income taxes see Part II, Item 8, Financial Statements and Supplementary Data — Note 17 of the Notes to Consolidated Financial Statements.

FINANCIAL CONDITION

Loan and Lease Portfolio — The following table shows 1st Source's loan and lease distribution at the end of each of the last two years as of December 31.

(Dollars in thousands)	2023	2022
Commercial and agricultural	$ 766,223	$ 812,031
Renewable energy	399,708	381,163
Auto and light truck	966,912	808,117
Medium and heavy duty truck	311,947	313,862
Aircraft	1,078,172	1,077,722
Construction equipment	1,084,752	938,503
Commercial real estate	1,129,861	943,745
Residential real estate and home equity	637,973	584,737
Consumer	142,957	151,282
Total loans and leases	$ 6,518,505	$ 6,011,162

At December 31, 2023, there were no concentrations within the loan portfolio of 10% or more of total loans and leases.

Loans and leases, net of unearned discount, at December 31, 2023, were $6.52 billion and were 74.69% of total assets, compared to $6.01 billion and 72.08% of total assets at December 31, 2022. Average loans and leases, net of unearned discount, increased $637.16 million or 11.45% and increased $128.88 million or 2.37% in 2023 and 2022, respectively.

Commercial and agricultural lending, excluding those loans secured by real estate, decreased $45.81 million or 5.64% in 2023 over 2022. Commercial and agricultural lending outstandings were $766.22 million and $812.03 million at December 31, 2023 and December 31, 2022, respectively. The reduction in balances during 2023 can be attributed to reduced borrowings within our working capital and line of credit products as borrowers utilized excess deposits to reduce their line of credit borrowings fueled by elevated interest rates.

Renewable energy loans and leases increased $18.55 million or 4.87% in 2023 over 2022. Renewable energy loan and lease outstandings were $399.71 million and $381.16 million at December 31, 2023 and 2022, respectively. The increase during 2023 was due to continued positive momentum from the addition of new clients and repeat business from existing clients.

Auto and light truck loans increased $158.80 million or 19.65% in 2023 over 2022. At December 31, 2023, auto and light truck loans had outstandings of $966.91 million and $808.12 million at December 31, 2022. This increase was primarily attributable to expanding and selectively adding vehicle rental and commercial lessor client relationships as fleet availability continues to improve.

Medium and heavy duty truck loans and leases decreased $1.92 million or 0.61% in 2023. Medium and heavy duty truck financing at December 31, 2023 and 2022 had outstandings of $311.95 million and $313.86 million, respectively. The decrease at December 31, 2023 from December 31, 2022 can be mainly attributed to competitive factors and a selective credit approach to maintain yield with existing clients while fleet availability continues to improve.

Aircraft financing at year-end 2023 was relatively flat from year-end 2022. Aircraft financing at December 31, 2023 and 2022 had outstandings of $1.08 billion and $1.08 billion, respectively. Our 2023 domestic balances remained flat while increasing aircraft inventories and fewer transactions took place in the market. Bonus depreciation-motivated purchases are phasing down resulting in lower demand for private turbine aircraft especially amongst private business and high net worth market segments. Higher usage of cash for purchases and increased caution with large capital spending was normalizing after the record COVID-era transaction activity. We continue to exercise a consistent disciplined approach to aircraft types and client credit profiles. Our foreign outstandings, all denominated in U.S. dollars, increased 1.66% during 2023 and were $302.41 million and $297.46 million as of December 31, 2023 and 2022, respectively. Loan and lease outstandings to borrowers in Brazil and Mexico were $119.38 million and $147.61 million as of December 31, 2023, respectively, compared to $129.98 million and $136.68 million as of December 31, 2022, respectively. Outstanding balances to other borrowers in other countries were insignificant.

Construction equipment financing increased $146.25 million or 15.58% in 2023 compared to 2022. Construction equipment financing at December 31, 2023 had outstandings of $1.08 billion, compared to outstandings of $938.50 million at December 31, 2022. The growth in this category was primarily due to significant new client relationships and continued growth with existing clients.

Commercial loans secured by real estate increased $186.12 million or 19.72% in 2023 over 2022. Commercial loans secured by real estate outstanding at December 31, 2023 were $1.13 billion and $943.75 million at December 31, 2022. Approximately 55% of loans were owner occupied at December 31, 2023. The majority of our non-owner occupied commercial real estate projects are located within our primary market area. The increase in 2023 was the result of selective growth within our markets. We have financed a minimal amount of commercial real estate secured by non-owner occupied office property where third-party tenant rents are the primary source of repayment and all are performing as agreed.

Residential real estate and home equity loans were $637.97 million at December 31, 2023 and $584.74 million at December 31, 2022. Residential real estate and home equity loans increased $53.24 million or 9.10% in 2023 from 2022. Residential mortgage and home equity outstandings grew in 2023 as new adjustable-rate mortgage loans were retained rather than being sold into the secondary market. Additionally, reduced homeowner liquidity drove continued high demand for home equity lines of credit and loans. The trends from 2022 continued in 2023 as clients did not want to refinance their first mortgages to pull equity from their homes. In addition, a slow housing market and low builder confidence tended to slow home purchases.

Consumer loans decreased $8.33 million or 5.50% in 2023 over 2022. Consumer loans outstanding at December 31, 2023, were $142.96 million and $151.28 million at December 31, 2022. During 2023, higher vehicle prices, increased interest rates, reduced inventory levels and consumer's lack of liquidity contributed to the decrease in consumer loans.

The following table shows the contractual maturities of loans and leases outstanding as of December 31, 2023 as well as classification according to the sensitivity to changes in interest rates.

(Dollars in thousands)	0-1 Year	1-5 Years	5-15 Years	Over 15 Years	Total
Commercial and agricultural					
Fixed rate	$ 78,555	$ 193,681	$ 14,931	$ —	$ 287,167
Variable rate	306,946	132,775	39,332	3	479,056
Total commercial and agricultural	**385,501**	**326,456**	**54,263**	**3**	**766,223**
Renewable energy					
Fixed rate	8,912	28,001	28,437	13,940	79,290
Variable rate	125,986	97,175	88,956	8,301	320,418
Total renewable energy	**134,898**	**125,176**	**117,393**	**22,241**	**399,708**
Auto and light truck					
Fixed rate	156,900	302,199	4,911	—	464,010
Variable rate	163,638	333,191	6,073	—	502,902
Total auto and light truck	**320,538**	**635,390**	**10,984**	**—**	**966,912**
Medium and heavy duty truck					
Fixed rate	90,252	207,586	10,547	—	308,385
Variable rate	1,293	2,269	—	—	3,562
Total medium and heavy duty truck	**91,545**	**209,855**	**10,547**	**—**	**311,947**
Aircraft					
Fixed rate	133,613	603,982	13,654	—	751,249
Variable rate	73,836	154,908	98,179	—	326,923
Total aircraft	**207,449**	**758,890**	**111,833**	**—**	**1,078,172**
Construction equipment					
Fixed rate	314,640	719,932	9,979	—	1,044,551
Variable rate	8,264	22,099	9,838	—	40,201
Total construction equipment	**322,904**	**742,031**	**19,817**	**—**	**1,084,752**
Commercial real estate					
Fixed rate	93,073	450,802	73,730	280	617,885
Variable rate	21,079	317,669	138,882	34,346	511,976
Total commercial real estate	**114,152**	**768,471**	**212,612**	**34,626**	**1,129,861**
Residential real estate and home equity					
Fixed rate	56,559	166,941	164,437	21,826	409,763
Variable rate	45,333	117,769	63,603	1,505	228,210
Total residential real estate and home equity	**101,892**	**284,710**	**228,040**	**23,331**	**637,973**
Consumer					
Fixed rate	60,755	71,521	123	—	132,399
Variable rate	8,521	2,015	22	—	10,558
Total consumer	**69,276**	**73,536**	**145**	**—**	**142,957**
Total loans and leases					
Fixed rate	993,259	2,744,645	320,749	36,046	4,094,699
Variable rate	754,896	1,179,870	444,885	44,155	2,423,806
Total loans and leases	**$ 1,748,155**	**$ 3,924,515**	**$ 765,634**	**$ 80,201**	**$ 6,518,505**

During 2023, approximately 29% of the Bank's residential mortgage originations were sold into the secondary market. Mortgage loans held for sale were $1.44 million at December 31, 2023 and were $3.91 million at December 31, 2022.

1st Source Bank sells residential mortgage loans to Fannie Mae as well as FHA-insured and VA-guaranteed loans in Ginnie Mae mortgage-backed securities. Additionally, we have sold loans on a service released basis to various other financial institutions in the past. The agreements under which we sell these mortgage loans contain various representations and warranties regarding the acceptability of loans for purchase. On occasion, we may be asked to indemnify the loan purchaser for credit losses on loans that were later deemed ineligible for purchase or we may be asked to repurchase a loan. Both circumstances are collectively referred to as "repurchases." Within the industry, repurchase demands have decreased during recent years. We believe the loans we have underwritten and sold to these entities have met or exceeded applicable transaction parameters.

Our liability for repurchases, included in Accrued Expenses and Other Liabilities on the Statements of Financial Condition, was $0.15 million and $0.17 million as of December 31, 2023 and 2022, respectively. Our recovery for repurchase losses, included in Loan and Lease Collection and Repossession expense on the Statements of Income, was $0.07 million in 2023 compared to $0.05 million in 2022 and $0.09 million in 2021. The mortgage repurchase liability represents our best estimate of the loss that we may incur. The estimate is based on specific loan repurchase requests and a historical loss ratio with respect to origination dollar volume. Because the level of mortgage loan repurchase losses is dependent on economic factors, investor demand strategies and other external conditions that may change over the life of the underlying loans, the level of liability for mortgage loan repurchase losses is difficult to estimate and requires considerable management judgment.

CREDIT EXPERIENCE

Allowance for Credit Losses — The allowance for credit losses considers the historical loss experience, current conditions, and reasonable and supportable forecasts. To estimate expected loan and lease losses under the Current Expected Credit Losses (CECL) methodology, we use a broad range of data over a long time horizon, generally back to the fourth quarter of 2007, thus capturing most of the economic business cycle which includes the Great Recession and the subsequent long and slow recovery which supports full lifetime losses. CECL requires our loan portfolio to be segregated into pools based on similar risk characteristics.

Pooled loans and leases are collectively evaluated using either a cohort cumulative loss rate methodology or a transition matrix-based probability of default (PD)/loss given default (LGD) methodology. Our management evaluates the allowance quarterly, reviewing all loans and leases over a fixed-dollar amount ($250,000) where the internal credit quality grade is at or below a predetermined classification, considering actual and anticipated loss experience, current economic events in specific industries, and other pertinent factors including general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates and adjustments to historical loss rates to capture differences that may exist between current and historical conditions, including consideration of economic risk which is generally reflected in a forecast adjustment, specific industry risk and concentration risk, all of which may be susceptible to significant and unforeseen changes. We review the loan and lease portfolios to identify borrowers that might develop financial problems and to mitigate losses. Our allowance for loan and lease losses is provided for by direct charges to the provision for credit losses on the Consolidated Statements of Income. Losses on loans and leases are charged against the allowance and likewise, recoveries during the period for prior losses are credited to the allowance. We utilize similar processes to estimate our liability for credit losses on unfunded loan commitments which is included in Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Position and is provided for by direct charges to the provision for unfunded credit commitments located in Other Noninterest Expense on the Consolidated Statements of Income. See Part II, Item 8, Financial Statements and Supplementary Data — Note 1 of the Notes to Consolidated Financial Statements for additional information on management's evaluation of the allowance for credit losses.

We perform a thorough analysis of charge-offs, non-performing asset levels, special attention outstandings and delinquency to review portfolio trends, including specific industry risks and economic conditions, which may have an impact on the allowance and allowance ratios applied to various portfolios. We adjust the calculated historical-based ratio based on analysis of environmental factors, principally specific industry risk, collateral risk, and concentration risk, along with global economic and political issues. Our forecast adjustment includes key economic factors affecting our portfolios such as growth in gross domestic product, unemployment rates, housing market trends, commodity prices, and inflation. Forecasts are difficult to establish and the current environment presents challenges with high interest rates and a persistently inverted yield curve, generally tighter lending conditions, growing signs of consumer stress, and heightened uncertainty from ongoing conflicts around the world. Economic growth prospects entering the new year remain below trend, with varied calls ranging from soft landing to recession for the domestic economy. GDP forecasts have improved slightly but substantial headwinds remain, and uncertainty is high with growing risks of widening global conflicts, and global supply chain disruption. Collateral values are significant to underwriting our specialty finance portfolios and volatility or declining values pose a threat. Concentration risk is impacted primarily by geographic concentration in northern Indiana and southwestern Michigan in our business banking and commercial real estate portfolios and by collateral concentration in our specialty finance portfolios.

We include a factor for global risk in our analysis. While difficult to predict with precision, global risks may adversely impact our borrowers impairing their ability to repay their financial obligations. The global outlook calls for slowing growth, high sovereign debt levels and continued high interest rates in developing countries pressure growth prospects. Rising global geopolitical uncertainty impacts the outlook and the escalation of various ongoing foreign conflicts. Global shipping routes are under threat of attack. Terrorism remains a persistent concern and risks of a catastrophic event are elevated. In Brazil and Mexico where we have a presence with our aircraft lending, we remain concerned with high interest rates and their resultant economic impact, upcoming elections in Mexico, and slowing growth forecasts for both countries.

The following discussion focuses on relevant economic conditions and various circumstances impacting the December 31, 2023 allowance for loan and lease losses of each of our loan and lease segments.

Commercial and agricultural – Multiple industries are represented in the commercial and agricultural portfolio and the outlook for the portfolio is guarded. Small businesses are challenged to absorb higher interest rates, higher cost of capital, compete for labor, and control expenses. In our underlying industries, wholesalers have generally performed well and have been able to pass along rising costs. Manufacturers remain under pressure as demand for durable goods remains soft. The recreational vehicle industry, which is centered in our footprint, has slowed rapidly from record high shipment levels reached in 2022 with supply and demand dynamics reversing sharply. The outlook for 2024 remains weak; marginally improved from 2023. The outlook in our agricultural portfolio remains cautiously optimistic. Crop prices remain comparatively high but are slipping and elevated input prices and borrowing costs could squeeze margins of our agricultural clients. We experienced higher charge-offs in the commercial and agricultural portfolio during 2023 after a sustained period of low credit losses. Credit quality remains acceptable, but we expect to see some deterioration in the portfolio during the coming year as the impact of higher rates are fully realized.

Renewable energy – Our renewable energy (predominately solar) portfolio continues to perform well. Growth opportunities abound and overall credit quality remains solid. Risks include construction and developer related risks and delays, site issues, climate and weather risks, regulatory problems and permitting issues, as well as utility interconnection delays. To date, we have not incurred any losses in this portfolio and credit performance continues to be favorable.

Auto and light truck – The primary auto rental segment of the auto and light truck portfolio reported strong loan growth for a third straight year as demand for rental vehicles and revenue per unit remains elevated. Credit quality is generally stable, with limited weakness exhibited with a few smaller operators. Used asset valuations have softened but remain above the long-term trend line as constrained original equipment manufacturer (OEM) production volumes have likely provided some pricing support. Clients are slowly returning to more normalized fleet cycles, but cycles remain longer than historical norms. Increased vehicle values generally benefited our customers however, elevated valuations increase new funding risk which we have attempted to mitigate by maintaining appropriate terms and limiting funding on used units. Wholesale used vehicle prices continue to soften, particularly within electric vehicle segments of which we have limited exposure, although overall vehicle values remain above the longer-term trend line. The auto leasing segment also performed well in 2023 and the portfolio exhibits stable credit quality and low delinquency. Leasing customers lease to auto rental companies as well as other commercial entities. Our auto leasing portfolio is concentrated in larger client exposures. We remain diligent in setting our terms and residual values appropriately and monitoring fleet mix given recent volatility in vehicle prices. The auto and light truck portfolio reported a net recovery position for the year. We modestly adjusted qualitative factors in the portfolio due to substantial loan growth and the corresponding increase in concentration risk of overall bank capital.

Medium and heavy duty truck – The industry has weakened as it deals with overcapacity and declining freight rates. This portfolio has historically been a barometer for overall economic weakness and 2024 is expected to be a difficult year for the industry. In previous downturns, small companies and independent owner-operators have been hit the hardest and asset valuations could be pressured should consolidation accelerate. The portfolio exhibited no material loan growth for the year and has decreased as a percentage of capital, comparably to our other portfolios. At year-end, we adjusted qualitative factors in our allowance analysis to account for the industry's increasing risk profile and expected credit deterioration.

Aircraft – Loan growth in our domestic and foreign aircraft segments was essentially flat after both segments exhibited strong growth in the previous year. Aircraft collateral values, particularly those in our niche, strengthened considerably during this economic cycle and are generally holding, although there are signs of softening valuations with select models and increased available inventory. OEM backlogs for new units remain healthy and have supported used prices. The portfolio has been relatively stable lately, but was among the sectors affected most by the sluggish economy following the Great Recession. Our portfolio loss history has been volatile, characterized by lengthy periods of minimal losses or modest recoveries followed by short intervals of high losses. In this portfolio, we have $302 million of foreign exposure, primarily domiciled in Mexico and Brazil. Brazil's economy outperformed expectations during 2023, but forecasts are moderating for the coming year as growth in the agricultural sector slows. The Mexican economy also fared better than expectations in 2023, although growth is anticipated to moderate in the coming year given heavy dependence on the U.S. economy which forecasts slower growth. Heavy indebtedness and financial problems with state-owned oil firm Pemex indicate ongoing concern for Mexico's broader economy.

Construction equipment – Our construction equipment portfolio has shown strong growth in recent periods and experienced stable credit quality in the years between the Great Recession and the pandemic. In recent years, there have been credit quality concerns with unanticipated downgrades to special attention. The portfolio recognized the largest single charge off in both 2021 and 2022; one of which was subsequently fully recovered during 2023. Higher interest rates and a slowed housing market have weakened the outlook for site developers. Certain industry segments are experiencing stress and we continue to monitor for credit weaknesses. The portfolio remains vulnerable to volatility and regulation in the oil and gas sector. The general nature of bidding on construction projects can also have unanticipated costs or delays. Volatile energy costs have been harmful to portfolio clients which often operate under long-term contracts that may lack adequate cost escalators. Historically, we have experienced less volatility in this portfolio than the broader industry as losses have been mitigated by appropriate underwriting and a global market for used construction equipment. Continued infrastructure spending is expected to have a positive impact for many contractors within the segment and for the industry's used equipment markets. We modestly adjusted qualitative factors for concentration risk of overall bank capital due to substantial loan growth, while also easing an adjustment for elevated problem loan activity in the segment given reduced special attention volume.

Commercial real estate – Similar to the commercial portfolio, our commercial real estate loans are concentrated in our local market with local customers although we do fund select projects outside our market with multi-state developers that are headquartered in our footprint. Approximately 55% of the Bank's exposure in this portfolio is from owner occupied facilities where we are the primary relationship bank for our clients. We reviewed our qualitative adjustments as of year-end and made adjustments to address interest rate maturity risk and added a factor for construction risk in select segments as the loan volume of projects under construction is much higher than prior periods. We continue to be concerned about higher interest and capitalization rates within the segment and the potential negative impact on both real estate valuations and projected cash flows.

Residential real estate and home equity – Our residential real estate and home equity portfolio consists of loans to individuals in the communities we serve. Generally, residential mortgage loans are originated using standards that result in salable mortgages. Home equity loans are also advanced in compliance with regulatory guidelines and the Bank's credit policy. Losses in these portfolios have been immaterial since 2013. Qualitative factors in the portfolio are primarily for reasonable and supportable forecasts, although we made an adjustment at the end of 2023 to account for an increase of non-salable adjustable-rate mortgages in the loan mix with repricing risk at maturity.

Consumer – Our consumer loan portfolio consists of loans to individuals in the communities we serve. This portfolio consists primarily of loans secured by autos with advances in compliance with the Bank's underwriting standards. Losses are stable during good economic times and tend to increase when there is deterioration in local economic factors and employment rates. Loss rates have been modest since 2013, but we experienced higher write-downs within the portfolio during the year. We reviewed our qualitative adjustments at the end of the 2023 which primarily consist of reasonable and supportable forecasts and made an adjustment to account for increasing delinquency and nonperforming activity within the portfolio.

The allowance for loan and lease losses at December 31, 2023, totaled $147.55 million and was 2.26% of loans and leases, compared to $139.27 million or 2.32% of loans and leases at December 31, 2022 and $127.49 million or 2.38% of loans and leases at December 31, 2021. It is our opinion that the allowance for loan and lease losses was appropriate to absorb current expected credit losses inherent in the loan and lease portfolio as of December 31, 2023.

Charge-offs for loan and lease losses were $6.65 million for 2023, compared to $3.41 million for 2022 and $12.52 million for 2021. Reflective of our strong loan and lease growth, partially offset by a net recovery position, we added $5.87 million to the provision for credit losses for 2023, compared to a provision of $13.25 million for 2022 and a recovery of provision of $4.30 million for 2021.

The following table summarizes our loan and lease loss experience for each of the last three years ended December 31.

(Dollars in thousands)	2023	2022	2021
Amounts of loans and leases outstanding at end of period	**$6,518,505**	$ 6,011,162	$ 5,346,214
Average amount of net loans and leases outstanding during period	**$6,203,857**	$ 5,566,701	$ 5,437,817
Balance of allowance for loan and lease losses at beginning of period	**$ 139,268**	$ 127,492	$ 140,654
Charge-offs:			
Commercial and agricultural	**4,305**	625	2,930
Renewable energy	**—**	—	—
Auto and light truck	**729**	118	7,797
Medium and heavy duty truck	**—**	—	—
Aircraft	**—**	—	—
Construction equipment	**54**	1,114	856
Commercial real estate	**248**	538	—
Residential real estate and home equity	**101**	284	228
Consumer	**1,211**	730	712
Total charge-offs	**6,648**	3,409	12,523
Recoveries:			
Commercial and agricultural	**243**	56	812
Renewable energy	**—**	—	—
Auto and light truck	**5,591**	417	1,316
Medium and heavy duty truck	**12**	—	—
Aircraft	**967**	785	687
Construction equipment	**1,656**	17	473
Commercial real estate	**11**	45	19
Residential real estate and home equity	**334**	160	16
Consumer	**252**	460	341
Total recoveries	**9,066**	1,940	3,664
Net (recoveries) charge-offs	**(2,418)**	1,469	8,859
Provision (recovery of provision) for loan and lease losses	**5,866**	13,245	(4,303)
Balance at end of period	**$ 147,552**	$ 139,268	$ 127,492
Ratio of net (recoveries) charge-offs to average net loans and leases outstanding	**(0.04)%**	0.03 %	0.16 %
Ratio of allowance for loan and lease losses to net loans and leases outstanding end of period	**2.26 %**	2.32 %	2.38 %
Coverage ratio of allowance for loan and lease losses to nonperforming loans and leases	**627.08 %**	526.06 %	327.28 %

The following table shows net (recoveries) charge-offs as a percentage of average loans and leases by portfolio type:

	2023	2022	2021
Commercial and agricultural	**0.52 %**	0.07 %	0.19 %
Renewable energy	**—**	—	—
Auto and light truck	**(0.55)**	(0.04)	1.11
Medium and heavy duty truck	**—**	—	—
Aircraft	**(0.09)**	(0.08)	(0.08)
Construction equipment	**(0.16)**	0.13	0.05
Commercial real estate	**0.02**	0.05	—
Residential real estate and home equity	**(0.04)**	0.02	0.04
Consumer	**0.66**	0.19	0.28
Total net (recoveries) charge-offs to average portfolio loans and leases	**(0.04)%**	0.03 %	0.16 %

The allowance for loan and lease losses has been allocated according to the amount deemed necessary to provide for the estimated current expected credit losses. The following table shows the amount of such components of the allowance for loan and lease losses at December 31 and the ratio of such loan and lease categories to total outstanding loan and lease balances.

(Dollars in thousands)	2023		2022	
	Allowance Amount	Percentage of Loans and Leases in Each Category to Total Loans and Leases	Allowance Amount	Percentage of Loans and Leases in Each Category to Total Loans and Leases
Commercial and agricultural	$ 17,385	11.76 %	$ 14,635	13.51 %
Renewable energy	6,610	6.13	7,217	6.34
Auto and light truck	16,858	14.83	18,634	13.44
Medium and heavy duty truck	8,965	4.79	7,566	5.22
Aircraft	37,653	16.54	41,093	17.93
Construction equipment	26,510	16.64	24,039	15.61
Commercial real estate	23,690	17.33	17,431	15.70
Residential real estate and home equity	7,698	9.79	6,478	9.73
Consumer	2,183	2.19	2,175	2.52
Total	$ 147,552	100.00 %	$ 139,268	100.00 %

Nonperforming Assets — Nonperforming assets include loans past due over 90 days, nonaccrual loans and leases, other real estate, repossessions and other nonperforming assets we own. Our policy is to discontinue the accrual of interest on loans and leases where principal or interest is past due and remains unpaid for 90 days or more, or when an individual analysis of a borrower's credit worthiness indicates a credit should be placed on nonperforming status, except for residential real estate and home equity loans, which are placed on nonaccrual at the time the loan is placed in foreclosure and consumer loans that are both well secured and in the process of collection.

Nonperforming assets amounted to $24.24 million at December 31, 2023, compared to $26.93 million at December 31, 2022, and $41.33 million at December 31, 2021. During 2023, interest income on nonaccrual loans and leases would have increased by approximately $1.47 million compared to $2.68 million in 2022 if these loans and leases had earned interest at their full contractual rate.

Nonperforming assets at December 31, 2023 decreased from December 31, 2022, mainly due to declines in nonaccrual loans and leases in the auto and light truck and construction equipment portfolios offset by an increase in the commercial and agricultural portfolio. Repossessions consisted mainly of units in the specialty finance segments of the auto and light truck portfolio. There were no properties held in other real estate.

Nonperforming assets at December 31 *(Dollars in thousands)*	2023		2022	
Loans past due over 90 days	$	149	$	54
Nonaccrual loans and leases:				
Commercial and agricultural		13,267		864
Renewable energy		—		—
Auto and light truck		4,666		14,153
Medium and heavy duty truck		—		15
Aircraft		—		571
Construction equipment		176		5,469
Commercial real estate		2,970		3,229
Residential real estate and home equity		1,812		1,785
Consumer		490		334
Total nonaccrual loans and leases		23,381		26,420
Total nonperforming loans and leases		**23,530**		26,474
Other real estate		—		104
Repossessions:				
Commercial and agricultural		—		—
Auto and light truck		689		311
Medium and heavy duty truck		—		—
Aircraft		—		—
Construction equipment		—		—
Consumer		16		16
Total repossessions		705		327
Operating leases		—		22
Total nonperforming assets	$	**24,235**	$	26,927
Nonperforming loans and leases to loans and leases, net of unearned discount		**0.36 %**		0.44 %
Nonperforming assets to loans and leases and operating leases, net of unearned discount		**0.37 %**		0.45 %

Potential Problem Loans — Potential problem loans consist of loans that are performing but for which management has concerns about the ability of a borrower to continue to comply with repayment terms because of potential operating or financial difficulties. Management monitors these loans closely and reviews their performance on a regular basis. As of December 31, 2023 and 2022, we had $34.04 million and $7.83 million, respectively, in loans of this type which are not included in either of the non-accrual or 90 days past due loan categories. At December 31, 2023, potential problem loans consisted of five relationships; one relationship in the commercial and agricultural portfolio, one relationship in the aircraft portfolio, one relationship in the medium and heavy duty truck portfolio, and two relationships in the construction portfolio. Weakness in the borrowers' operating performance have caused us to give heighten attention to these credits.

INVESTMENT PORTFOLIO

The amortized cost of securities available-for-sale at year-end 2023 decreased 10.50% from 2022, following a 4.96% increase from year-end 2021 to year-end 2022. The amortized cost of securities available-for-sale at December 31, 2023 was 20.19% of total assets, compared to 23.61% of total assets at December 31, 2022.

The following table shows the amortized cost of investment securities available-for-sale as of December 31.

(Dollars in thousands)	2023		2022	
U.S. Treasury and Federal agencies securities	$	979,530	$	1,090,743
U.S. States and political subdivisions securities		97,522		130,670
Mortgage-backed securities — Federal agencies		676,257		730,672
Corporate debt securities		8,448		16,486
Foreign government securities		600		600
Total investment securities available-for-sale	$	**1,762,357**	$	1,969,171

Yields on tax-exempt obligations are calculated on a fully tax-equivalent basis assuming a 21% tax rate. The following table shows the maturities of securities available-for-sale at December 31, 2023, at the amortized costs and weighted average yields of such securities.

(Dollars in thousands)	Amount	Yield
U.S. Treasury and Federal agencies securities		
Under 1 year	$ 257,225	0.93 %
1 – 5 years	722,305	0.94
5 – 10 years	—	—
Over 10 years	—	—
Total U.S. Treasury and Federal agencies securities	**979,530**	**0.94**
U.S. States and political subdivisions securities		
Under 1 year	14,181	2.40
1 – 5 years	54,241	1.50
5 – 10 years	9,396	3.88
Over 10 years	19,704	5.87
Total U.S. States and political subdivisions securities	**97,522**	**2.74**
Corporate debt securities		
Under 1 year	8,448	2.32
1 – 5 years	—	—
5 – 10 years	—	—
Over 10 years	—	—
Total Corporate debt securities	**8,448**	**2.32**
Foreign government securities		
Under 1 year	600	2.12
1 – 5 years	—	—
5 – 10 years	—	—
Over 10 years	—	—
Total Foreign government securities	**600**	**2.12**
Mortgage-backed securities — Federal agencies	**676,257**	**1.97**
Total investment securities available-for-sale	**$ 1,762,357**	**1.44 %**

At December 31, 2023, the residential mortgage-backed securities we held consisted of GNMA, FNMA and FHLMC pass-through certificates (Government Sponsored Enterprise, GSEs). The type of loans underlying the securities were all conforming loans at the time of issuance. The underlying GSEs backing these mortgage-backed securities are rated Aaa or AA+ from the rating agencies. At December 31, 2023, the vintage (years originated) of the underlying loans comprising our securities are: 5% in the year 2023; 12% in the year 2022; 67% in the years 2020 and 2021; 7% in the years 2018 and 2019; 5% in the years 2016 and 2017; 4% in the years 2015 prior.

DEPOSITS

The following table shows the average daily amounts of deposits and rates paid on such deposits.

(Dollars in thousands)	2023		2022		2021	
	Amount	Rate	Amount	Rate	Amount	Rate
Noninterest bearing demand	$ 1,753,149	— %	$ 2,037,882	— %	$ 1,882,168	— %
Interest bearing demand	2,481,362	2.33	2,554,945	0.69	2,278,498	0.13
Savings	1,181,314	0.68	1,283,143	0.08	1,172,411	0.07
Time	1,541,419	3.73	835,406	0.79	1,009,450	0.84
Total deposits	**$ 6,957,244**		$ 6,711,376		$ 6,342,527	

The following table shows the estimated scheduled maturities of the portion of time deposits in U.S. offices in excess of the FDIC insurance limit and time deposits that are otherwise uninsured.

(Dollars in thousands)		
Under 3 Months	$	129,952
4 – 6 Months		82,534
7 – 12 Months		234,223
Over 12 Months		458,854
Total	**$**	**905,563**

See Part II, Item 8, Financial Statements and Supplementary Data — Note 10 of the Notes to Consolidated Financial Statements for additional information on deposits.

SHORT-TERM BORROWINGS

The following table shows the distribution of our short-term borrowings and the weighted average interest rates thereon at the end of each of the last two years. Also provided are the maximum amount of borrowings and the average amount of borrowings, as well as weighted average interest rates for the last two years.

(Dollars in thousands)	Federal Funds Purchased and Securities Repurchase Agreements		Commercial Paper		Federal Home Loan Bank Advances		Federal Reserve Advances		Other Short-Term Borrowings		Total Borrowings	
2023												
Balance at December 31, 2023	$	**55,809**	$	**—**	$	**155,000**	$	**100,000**	$	**1,550**	$	**312,359**
Maximum amount outstanding at any month-end		**189,138**		**3,491**		**225,000**		**100,000**		**1,694**		**519,323**
Average amount outstanding		**81,904**		**2,373**		**121,003**		**7,123**		**1,208**		**213,611**
Weighted average interest rate during the year		**0.36 %**		**0.09 %**		**5.28 %**		**4.98 %**		**— %**		**3.29 %**
Weighted average interest rate for outstanding amounts at December 31, 2023		**0.37 %**		**— %**		**5.51 %**		**4.83 %**		**— %**		**4.35 %**
2022												
Balance at December 31, 2022	$	141,432	$	3,096	$	70,000	$	—	$	1,001	$	215,529
Maximum amount outstanding at any month-end		193,798		4,072		250,000				1,746		449,616
Average amount outstanding		169,600		3,838		40,123				1,409		214,970
Weighted average interest rate during the year		0.12 %		0.04 %		3.22 %		— %		— %		0.70 %
Weighted average interest rate for outstanding amounts at December 31, 2022		0.05 %		0.03 %		4.16 %		— %		— %		1.39 %

During December 2023, we borrowed $100.00 million from the Federal Reserve's Bank Term Funding Program based on the economics of the borrowing relative to our other funding sources.

LIQUIDITY AND CAPITAL RESOURCES

Core Deposits — Our major source of investable funds is provided by stable core deposits consisting of all interest bearing and noninterest bearing deposits, excluding brokered certificates of deposit, listing services certificates of deposit and certain certificates of deposit over $250,000 based on established FDIC insured deposits. In 2023, average core deposits equaled 73.77% of average total assets, compared to 79.60% in 2022 and 78.04% in 2021. The effective rate of core deposits in 2023 was 1.45%, compared to 0.32% in 2022 and 0.12% in 2021.

Average noninterest bearing core deposits decreased 13.97% in 2023 compared to an increase of 8.27% in 2022. These represented 28.24% of total core deposits in 2023, compared to 31.71% in 2022, and 31.20% in 2021.

Purchased Funds — We use purchased funds to supplement core deposits, which include certain certificates of deposit over $250,000, brokered certificates of deposit, listing services certificates of deposit, over-night borrowings, securities sold under agreements to repurchase, commercial paper, and other short-term borrowings which includes Federal Home Loan Bank and Federal Reserve Bank borrowings. Purchased funds are raised from customers seeking short-term investments and are used to manage the Bank's interest rate sensitivity. During 2023, our reliance on purchased funds increased to 11.45% of average total assets from 6.19% in 2022.

Shareholders' Equity — Average shareholders' equity equated to 11.02% of average total assets in 2023, compared to 10.81% in 2022. Shareholders' equity was 11.34% of total assets at year-end 2023, compared to 10.36% at year-end 2022. We include unrealized gains (losses) on available-for-sale securities, net of income taxes, in accumulated other comprehensive income (loss) which is a component of shareholders' equity. While regulatory capital adequacy ratios exclude unrealized gains (losses), it does impact our equity as reported in the audited financial statements. The unrealized losses on available-for-sale securities, net of income taxes, were $106.32 million and $147.69 million at December 31, 2023 and 2022, respectively. The unrealized losses occurred as a result of changes in interest rates, market spreads and market conditions subsequent to purchase. Additionally, we do not intend to sell these investments and it is more likely than not that we will not be required to sell these investments before recovery of the amortized cost basis, which may be the maturity dates of the securities.

Other Liquidity — Under Indiana law governing the collateralization of public fund deposits, the Indiana Board of Depositories determines which financial institutions are required to pledge collateral based on the strength of their financial ratings. We have been informed that no collateral is required for our public fund deposits. However, the Board of Depositories could alter this requirement in the future and adversely impact our liquidity. Our potential liquidity exposure if we must pledge collateral is approximately $1.23 billion.

Liquidity Risk Management — The Bank's liquidity is monitored and closely managed by the Asset/Liability Management Committee (ALCO), whose members are comprised of the Bank's senior management. Asset and liability management includes the management of interest rate sensitivity and the maintenance of an adequate liquidity position. The purpose of interest rate sensitivity management is to stabilize net interest income during periods of changing interest rates.

Liquidity management is the process by which the Bank ensures that adequate liquid funds are available to meet short-term and long-term financial commitments on a timely basis. Financial institutions must maintain liquidity to meet day-to-day requirements of depositors and borrowers, take advantage of market opportunities and provide a cushion against unforeseen needs.

Liquidity of the Bank is derived primarily from core deposits, principal payments received on loans, the sale and maturity of investment securities, net cash provided by operating activities, and access to other funding sources. The most stable source of liability-funded liquidity is deposit growth and retention of the core deposit base. The principal source of asset-funded liquidity is available-for-sale investment securities, cash and due from banks, overnight investments, securities purchased under agreements to resell, and loans and interest bearing deposits with other banks maturing within one year. Additionally, liquidity is provided by repurchase agreements, and the ability to borrow from the Federal Reserve Bank (FRB) and the Federal Home Loan Bank (FHLB).

The Bank's liquidity strategy is guided by internal policies and the Interagency Policy Statement on Funding and Liquidity Risk Management. Internal guidelines consist of:

    (i)   Available Liquidity (sum of short term borrowing capacity) greater than $500 million;

    (ii)   Liquidity Ratio (total of net cash, short term investments and unpledged marketable assets divided by the sum of net deposits and short term liabilities) greater than 15%;

    (iii)   Dependency Ratio (net potentially volatile liabilities minus short term investments divided by total earning assets minus short term investments) less than 15%; and

    (iv)   Loans to Deposits Ratio less than 100%

At December 31, 2023, we were in compliance with the foregoing internal policies and regulatory guidelines.

The Bank also maintains a contingency funding plan that assesses the liquidity needs under various scenarios of market conditions, asset growth and credit rating downgrades. The plan includes liquidity stress testing which measures various sources and uses of funds under the different scenarios. The contingency plan provides for ongoing monitoring of unused borrowing capacity and available sources of contingent liquidity to prepare for unexpected liquidity needs and to cover unanticipated events that could affect liquidity.

We maintain prudent strategies to support a strong liquidity position. The following table represents our sources of liquidity as of December 31, 2023.

(Dollars in thousands)	Available
Internal Sources	
Unencumbered securities	$ 1,211,222
External Sources	
FHLB advances[1]	450,143
FRB borrowings[2]	498,394
Fed funds purchased[3]	335,000
Brokered deposits[4]	252,746
Listing services deposits[4]	424,870
Total liquidity	$ 3,172,375
% of Total deposits net brokered and listing services certificates of deposit	**49.51 %**

(1) Availability is shown net of required stock purchases under the FHLB activity-based stock ownership requirement, which is currently 4.50%, and may vary

(2) Includes access to discount window and Bank Term Funding Program

(3) Availability contingent on correspondent bank approvals at time of borrowing

(4) Availability contingent on internal borrowing guidelines

External sources as listed in the table above are managed to approved guidelines by our Board of Directors. Total net available liquidity was $3.17 billion at December 31, 2023, which accounted for approximately 50% of total deposits net of brokered and listing services certificates of deposits.

Interest Rate Risk Management — ALCO monitors and manages the relationship of earning assets to interest bearing liabilities and the responsiveness of asset yields, interest expense, and interest margins to changes in market interest rates. In the normal course of business, we face ongoing interest rate risks and uncertainties. We may utilize interest rate swaps to partially manage the primary market exposures associated with the interest rate risk related to underlying assets, liabilities, and anticipated transactions.

A hypothetical change in net interest income was modeled by calculating an immediate 200 basis point (2.00%) and 100 basis point (1.00%) increase and a 100 basis point (1.00%) decrease in interest rates across all maturities. The following table shows the aggregate hypothetical impact to pre-tax net interest income.

	Percentage Change in Net Interest Income			
	December 31, 2023		December 31, 2022	
Basis Point Interest Rate Change	**12 Months**	**24 Months**	12 Months	24 Months
Up 200	**(1.40)%**	**3.01%**	(2.32)%	2.99%
Up 100	**(0.66)%**	**1.52%**	(1.15)%	1.52%
Down 100	**(0.18)%**	**(2.42)%**	(2.39)%	(5.10)%

The earnings simulation model excludes the earnings dynamics related to how fee income and noninterest expense may be affected by changes in interest rates. Actual results may differ materially from those projected. The use of this methodology to quantify the market risk of the balance sheet should not be construed as an endorsement of its accuracy or the accuracy of the related assumptions.

At December 31, 2023 and 2022, the impact of these hypothetical fluctuations in interest rates on our derivative holdings was not significant, and, as such, separate disclosure is not presented. We manage the interest rate risk related to mortgage loan commitments by entering into contracts for future delivery of loans with outside parties. See Part II, Item 8, Financial Statements and Supplementary Data — Note 18 of the Notes to Consolidated Financial Statements.

Commitments and Contractual Obligations — In the ordinary course of operations, we enter into certain contractual obligations. Such obligations include customer deposits, the funding of operations through debt issuances as well as operating leases for the rent of premises and equipment. Additionally, we routinely enter into contracts for services that may require payment to be provided in the future and may contain penalty clauses for early termination of the contract. Further discussion of commitments and contractual obligations is included in Part II, Item 8, Financial Statements and Supplementary Data — Notes 10, 11, 12 and 18 of the Notes to Consolidated Financial Statements.

We also enter into derivative contracts under which we are required to either receive cash from, or pay cash to, counterparties depending on changes in interest rates. Derivative contracts are carried at fair value on the consolidated balance sheet with the fair value representing the net present value of expected future cash receipts or payments based on market interest rates as of the balance sheet date. The fair value of the contracts changes daily as market interest rates change. Further discussion of derivative contracts is included in Part II, Item 8, Financial Statements and Supplementary Data — Note 19 of the Notes to Consolidated Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS

Assets under management and assets under custody are held in fiduciary or custodial capacity for our clients. In accordance with U.S. generally accepted accounting principles, these assets are not included on our balance sheet.

We are also party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our clients. These financial instruments include commitments to extend credit and standby letters of credit. Further discussion of these commitments is included in Part II, Item 8, Financial Statements and Supplementary Data — Note 18 of the Notes to Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

For information regarding Quantitative and Qualitative Disclosures about Market Risk, see Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, Interest Rate Risk Management.

Item 8. Financial Statements and Supplementary Data.

Index to Consolidated Financial Statements

	Page
Reports of FORVIS, LLP, Independent Registered Public Accounting Firm (FORVIS, LLP, Fort Wayne, Indiana, Auditor Firm ID: 686)	39
Consolidated Statements of Financial Condition	42
Consolidated Statements of Income	43
Consolidated Statements of Comprehensive Income	44
Consolidated Statements of Shareholders' Equity	44
Consolidated Statements of Cash Flows	45
Notes to Consolidated Financial Statements	47

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors and Audit, Finance and Risk Committee
1st Source Corporation
South Bend, Indiana

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of 1st Source Corporation (Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission* and our report dated February 20, 2024, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Allowance for Credit Losses

As described in Note 5 to the consolidated financial statements, the Company's consolidated allowance for loan and lease losses (ALLL) was $147.55 million at December 31, 2023. The Company also describes in Note 1 of the consolidated financial statements the "Allowance for Loan and Lease Losses" accounting policy around this estimate. The ALLL is an estimate of current expected credit losses in the loan and lease portfolio. The determination of the allowance for loan and lease losses requires significant judgment reflecting the Company's best estimate of expected future losses for the loan's entire contractual term adjusted for expected payments when appropriate.

This assessment is made on a loan pool basis in most instances, with the expected credit losses estimates by using a combination of models that measures the probability of default, probability of attrition, loss given defaults and exposure at default. The assessments of probability of default and probability of attrition are based on internal data that relates to the historical performance of each loan pool over a complete economic cycle. Adjustments were then applied, if needed, to reflect the current impact of macroeconomic variables and to account for other expected changes that could occur in the future. These assumptions are analyzed for a reasonable and supportable forecast period, after which, the forecasted macroeconomic assumptions reverted to their historical average, using a rational and systematic basis. The loss given default is based on an analysis of historical recoveries for each loan pool, with adjustments to reflect the current impact of macroeconomic variables and to account for other expected changes that could occur in the future, if considered necessary. The exposure at default was estimated by using a transitional matrix that estimates the average percentage of the loan balance that remains at the time of default. Additional qualitative adjustments were applied in certain circumstances, to account for other factors not evaluated in the initial model. In certain instances, loans were evaluated on an individual basis due to the management's conclusion that they exhibited unique risk characteristics which prevented them from being similar to the identified loan pools.

The primary reason for our determination that the allowance for loan losses is a critical audit matter is that auditing the estimated allowance for loan losses involved significant judgment and high degree of subjectivity, due to the number of relevant assumptions and the nature of the qualitative factor adjustments. Areas that contained subjectivity in evaluating management's estimate, included evaluating management's assessment of current and expected economic conditions and other environmental factors, evaluating assumptions utilized in determining cohort loss rates, probability of default and loss given default, evaluating the adequacy of specific allowances associated with individually evaluated loans and assessing the appropriateness of loan grades.

Our audit procedures related to the estimated allowance for loan losses at December 31, 2023, included:

- Testing the design and operating effectiveness of internal controls, including those related to technology over the ALLL, the establishment of qualitative adjustments for current and expected conditions, grading and risk classification of loans and establishment of specific reserves on individually evaluated loans and management's review controls over the ALLL balance as a whole including attending internal Company Credit Policy Committee meetings and Audit Committee discussions and analysis.
- Testing of completeness and accuracy of the information and reports utilized in the ALLL, including reports used in management review controls over the ALLL.
- Evaluating the precision of management review of the adequacy of the ALLL.
- Evaluating the current and expected qualitative adjustments, including assessing the basis for the adjustments and the reasonableness of the significant assumptions including growth in gross domestic product, unemployment rates, housing market trends, commodity prices, and inflation rates.
- Evaluating significant assumptions utilized in the probability of default/loss given default model including probability of default run-out frequency, length, and look-back period and loss given default months of delay, look-back period and loss horizon.
- Evaluating significant assumptions utilized in the cohort model including look-back period, months of delay, and loss horizon.
- Testing of the loan review function and the accuracy of loan grades determined. Specifically, utilizing internal professionals to assist us in evaluating the appropriateness of loan grades.
- Evaluating the overall reasonableness of qualitative factors and the Company's support for magnitude.

/s/ FORVIS, LLP

We have served as the Company's auditor since 2015.

Fort Wayne, Indiana
February 20, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors and Audit, Finance and Risk Committee
1st Source Corporation
South Bend, Indiana

Opinion on the Internal Control over Financial Reporting

We have audited 1st Source Corporation's (Company) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).* In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework: (2013) issued by COSO.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, and our report dated February 20, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/ FORVIS, LLP

Fort Wayne, Indiana
February 20, 2024

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31 *(Dollars in thousands)*	2023	2022
ASSETS		
Cash and due from banks	$ 77,474	$ 84,703
Federal funds sold and interest bearing deposits with other banks	52,194	38,094
Investment securities available-for-sale	1,622,600	1,775,128
Other investments	25,075	25,293
Mortgages held for sale	1,442	3,914
Loans and leases, net of unearned discount:		
Commercial and agricultural	766,223	812,031
Renewable energy	399,708	381,163
Auto and light truck	966,912	808,117
Medium and heavy duty truck	311,947	313,862
Aircraft	1,078,172	1,077,722
Construction equipment	1,084,752	938,503
Commercial real estate	1,129,861	943,745
Residential real estate and home equity	637,973	584,737
Consumer	142,957	151,282
Total loans and leases	6,518,505	6,011,162
Allowance for loan and lease losses	(147,552)	(139,268)
Net loans and leases	6,370,953	5,871,894
Equipment owned under operating leases, net	20,366	31,700
Net premises and equipment	46,159	44,773
Goodwill and intangible assets	83,916	83,907
Accrued income and other assets	427,779	380,010
Total assets	$ 8,727,958	$ 8,339,416
LIABILITIES		
Deposits:		
Noninterest-bearing demand	$ 1,655,728	$ 1,998,151
Interest-bearing deposits:		
Interest-bearing demand	2,430,833	2,591,464
Savings	1,213,334	1,198,191
Time	1,738,686	1,140,459
Total interest-bearing deposits	5,382,853	4,930,114
Total deposits	7,038,581	6,928,265
Short-term borrowings:		
Federal funds purchased and securities sold under agreements to repurchase	55,809	141,432
Other short-term borrowings	256,550	74,097
Total short-term borrowings	312,359	215,529
Long-term debt and mandatorily redeemable securities	47,911	46,555
Subordinated notes	58,764	58,764
Accrued expenses and other liabilities	202,080	166,537
Total liabilities	7,659,695	7,415,650
SHAREHOLDERS' EQUITY		
Preferred stock; no par value Authorized 10,000,000 shares; none issued or outstanding	—	—
Common stock; no par value Authorized 40,000,000 shares; issued 28,205,674 shares at December 31, 2023 and 2022	436,538	436,538
Retained earnings	789,842	694,862
Cost of common stock in treasury (3,771,070 shares at December 31, 2023 and 3,543,388 shares at December 31, 2022)	(130,489)	(119,642)
Accumulated other comprehensive loss	(106,323)	(147,690)
Total shareholders' equity	989,568	864,068
Noncontrolling interests	78,695	59,698
Total equity	1,068,263	923,766
Total liabilities and equity	$ 8,727,958	$ 8,339,416

The accompanying notes are a part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31 (Dollars in thousands, except per share amounts)		2023		2022		2021
Interest income:						
Loans and leases	$	387,298	$	263,894	$	235,031
Investment securities, taxable		24,501		26,294		17,767
Investment securities, tax-exempt		1,445		1,049		601
Other		3,663		2,579		1,373
Total interest income		416,907		293,816		254,772
Interest expense:						
Deposits		123,162		25,231		12,276
Short-term borrowings		7,032		1,497		115
Subordinated notes		4,174		3,550		3,267
Long-term debt and mandatorily redeemable securities		3,892		69		2,476
Total interest expense		138,260		30,347		18,134
Net interest income		278,647		263,469		236,638
Provision (recovery of provision) for credit losses		5,866		13,245		(4,303)
Net interest income after provision for credit losses		272,781		250,224		240,941
Noninterest income:						
Trust and wealth advisory		23,706		23,107		23,782
Service charges on deposit accounts		12,749		12,146		10,589
Debit card		17,980		18,052		18,125
Mortgage banking		3,471		4,122		11,822
Insurance commissions		6,911		6,703		7,247
Equipment rental		8,837		12,274		16,647
Losses on investment securities available-for-sale		(2,926)		(184)		(680)
Other		19,895		15,042		12,560
Total noninterest income		90,623		91,262		100,092
Noninterest expense:						
Salaries and employee benefits		115,612		105,110		105,808
Net occupancy		11,090		10,728		10,524
Furniture and equipment		5,653		5,448		5,977
Data processing		25,055		22,375		19,877
Depreciation — leased equipment		7,093		10,023		13,694
Professional fees		6,705		7,280		8,676
FDIC and other insurance		5,926		3,625		2,677
Business development and marketing		7,157		5,823		8,013
Other		17,433		14,287		10,902
Total noninterest expense		201,724		184,699		186,148
Income before income taxes		161,680		156,787		154,885
Income tax expense		36,746		36,255		36,328
Net income		124,934		120,532		118,557
Net (income) loss attributable to noncontrolling interests		(7)		(23)		(23)
Net income available to common shareholders	$	124,927	$	120,509	$	118,534
Basic net income per common share	$	5.03	$	4.84	$	4.70
Diluted net income per common share	$	5.03	$	4.84	$	4.70

The accompanying notes are a part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Year Ended December 31 *(Dollars in thousands)*		2023		2022		2021
Net income	$	124,934	$	120,532	$	118,557
Other comprehensive income (loss):						
Unrealized appreciation (depreciation) of investment securities available-for-sale		51,360		(181,237)		(37,867)
Reclassification adjustment for realized losses included in net income		2,926		184		680
Income tax effect		(12,919)		43,224		8,955
Other comprehensive income (loss), net of tax		41,367		(137,829)		(28,232)
Comprehensive income (loss)		**166,301**		**(17,297)**		**90,325**
Comprehensive (income) loss attributable to noncontrolling interests		(7)		(23)		(23)
Comprehensive income (loss) available to common shareholders	$	**166,294**	$	**(17,320)**	$	**90,302**

The accompanying notes are a part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

		1st Source Corporation Shareholders						
(Dollars in thousands, except per share amounts)	Preferred Stock	Common Stock	Retained Earnings	Cost of Common Stock in Treasury	Accumulated Other Comprehensive Income (Loss), Net	Total Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance at January 1, 2021	$ —	$ 436,538	$ 514,176	$ (82,240)	$ 18,371	$ 886,845	$ 43,825	$ 930,670
Net income	—	—	118,534	—	—	118,534	23	118,557
Other comprehensive loss	—	—	—	—	(28,232)	(28,232)	—	(28,232)
Issuance of 63,527 common shares under stock based compensation awards	—	—	1,547	1,167	—	2,714	—	2,714
Cost of 713,132 shares of common stock acquired for treasury	—	—	—	(33,136)	—	(33,136)	—	(33,136)
Common stock dividend ($1.21 per share)	—	—	(30,470)	—	—	(30,470)	—	(30,470)
Contributions from noncontrolling interests	—	—	—	—	—	—	10,358	10,358
Distributions to noncontrolling interests	—	—	—	—	—	—	(997)	(997)
Balance at December 31, 2021	$ —	$ 436,538	$ 603,787	$ (114,209)	$ (9,861)	$ 916,255	$ 53,209	$ 969,464
Net income	—	—	120,509	—	—	120,509	23	120,532
Other comprehensive loss	—	—	—	—	(137,829)	(137,829)	—	(137,829)
Issuance of 72,593 common shares under stock based compensation awards	—	—	1,762	1,403	—	3,165	—	3,165
Cost of 149,819 shares of common stock acquired for treasury	—	—	—	(6,836)	—	(6,836)	—	(6,836)
Common stock dividend ($1.26 per share)	—	—	(31,196)	—	—	(31,196)	—	(31,196)
Contributions from noncontrolling interests	—	—	—	—	—	—	7,700	7,700
Distributions to noncontrolling interests	—	—	—	—	—	—	(1,234)	(1,234)
Balance at December 31, 2022	$ —	$ 436,538	$ 694,862	$ (119,642)	$ (147,690)	$ 864,068	$ 59,698	$ 923,766
Net income	—	—	**124,927**	—	—	**124,927**	**7**	**124,934**
Other comprehensive income	—	—	—	—	**41,367**	**41,367**	—	**41,367**
Issuance of 82,840 common shares under stock based compensation awards	—	—	**2,184**	**1,622**	—	**3,806**	—	**3,806**
Cost of 310,522 shares of common stock acquired for treasury	—	—	—	**(12,469)**	—	**(12,469)**	—	**(12,469)**
Common stock dividend ($1.30 per share)	—	—	**(32,131)**	—	—	**(32,131)**	—	**(32,131)**
Contributions from noncontrolling interests	—	—	—	—	—	—	**20,343**	**20,343**
Distributions to noncontrolling interests	—	—	—	—	—	—	**(1,353)**	**(1,353)**
Balance at December 31, 2023	$ —	**$ 436,538**	**$ 789,842**	**$ (130,489)**	**$ (106,323)**	**$ 989,568**	**$ 78,695**	**$1,068,263**

The accompanying notes are a part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 *(Dollars in thousands)*	2023	2022	2021
Operating activities:			
Net income	$ 124,934	$ 120,532	$ 118,557
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision (recovery of provision) for credit losses	5,866	13,245	(4,303)
Depreciation of premises and equipment	4,452	4,596	5,093
Depreciation of equipment owned and leased to others	7,093	10,023	13,694
Stock-based compensation	4,891	3,587	4,214
Amortization of investment securities premiums and accretion of discounts, net	3,939	3,951	6,684
Amortization of mortgage servicing rights	845	1,287	2,117
Mortgage servicing rights recoveries	—	—	(812)
Amortization of right of use assets	3,073	3,181	3,095
Deferred income taxes	(9,462)	(9,461)	15,396
Losses on investment securities available-for-sale	2,926	184	680
Originations of loans held for sale, net of principal collected	(43,665)	(86,185)	(261,558)
Proceeds from the sales of loans held for sale	47,060	97,166	268,226
Net gains on sale of loans held for sale	(923)	(1,611)	(7,067)
Net gains on sale of other real estate and repossessions	(123)	(410)	(672)
Change in interest receivable	(5,485)	(6,987)	2,482
Change in interest payable	23,521	4,115	(2,111)
Change in other assets	4,089	413	17,757
Change in other liabilities	17,864	21,910	(14,990)
Other	(2,959)	(4,006)	279
Net change in operating activities	**187,936**	**175,530**	**166,761**
Investing activities:			
Proceeds from sales of investment securities available-for-sale	102,437	23,795	99,208
Proceeds from maturities and paydowns of investment securities available-for-sale	145,006	206,426	336,364
Purchases of investment securities available-for-sale	(47,494)	(327,496)	(1,145,697)
Net change in partnership investments	(51,121)	(18,292)	(24,897)
Net change in other investments	218	1,896	240
Loans sold or participated to others	49,603	57,473	54,623
Proceeds from principal payments on direct finance leases	71,044	58,654	40,751
Net change in loans and leases	(628,268)	(784,355)	36,414
Net change in equipment owned under operating leases	4,241	6,710	2,913
Purchases of premises and equipment	(5,980)	(2,380)	(2,886)
Proceeds from disposal of premises and equipment	142	49	129
Purchases of bank owned life insurance policies	—	(10,000)	—
Proceeds from sales of other real estate and repossessions	1,886	2,648	4,279
Net change in investing activities	**(358,286)**	**(784,872)**	**(598,559)**

Financing activities:					
Net change in demand deposits and savings accounts	**(487,911)**		(7,122)		1,016,257
Net change in time deposits	**598,227**		256,322		(283,220)
Net change in short-term borrowings	**96,830**		15,502		49,386
Payments on long-term debt	**(3,450)**		(25,530)		(13,460)
Stock issued under stock purchase plans	**78**		252		90
Acquisition of treasury stock	**(12,469)**		(6,836)		(33,136)
Net contributions from (distributions to) noncontrolling interests	**18,990**		6,466		9,361
Cash dividends paid on common stock	**(33,074)**		(32,102)		(31,340)
Net change in financing activities	**177,221**		206,952		713,938
Net change in cash and cash equivalents	**6,871**		(402,390)		282,140
Cash and cash equivalents, beginning of year	**122,797**		525,187		243,047
Cash and cash equivalents, end of year	$ **129,668**	$	122,797	$	525,187
Supplemental Information:					
Non-cash transactions:					
Loans transferred to other real estate and repossessions	$ **2,038**	$	1,811	$	2,440
Common stock matching contribution to Employee Stock Ownership and Profit Sharing Plan	**1,753**		683		715
Right of use assets obtained in exchange for lease obligation	**3,852**		2,027		1,344
Cash paid for:					
Interest	$ **114,739**	$	26,233	$	20,245
Income taxes	**17,799**		23,258		15,360

The accompanying notes are a part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Accounting Policies

1st Source Corporation is a bank holding company headquartered in South Bend, Indiana that provides, through its subsidiaries (collectively referred to as "1st Source" or "the Company"), a broad array of financial products and services. 1st Source Bank ("Bank"), its banking subsidiary, offers commercial and consumer banking services, trust and wealth advisory services, and insurance to individual and business clients. The following is a summary of significant accounting policies followed in the preparation of the consolidated financial statements.

Basis of Presentation — The financial statements consolidate 1st Source, its subsidiaries (principally the Bank) and any variable interest entities ("VIEs") for which the Company has concluded it has significant involvement in and the ability to direct the activities that impact the entity's economic performance. All significant intercompany balances and transactions have been eliminated. For purposes of the parent company only financial information presented in Note 22, investments in subsidiaries are carried at equity in the underlying net assets.

Use of Estimates in the Preparation of Financial Statements — Financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP) require the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Business Combinations — Business combinations are accounted for under the purchase method of accounting. Under the purchase method, assets and liabilities of the business acquired are recorded at their estimated fair values as of the date of acquisition with any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired recorded as goodwill. Results of operations of the acquired business are included in the income statement from the date of acquisition.

Cash Flows — For purposes of the consolidated and parent company only statements of cash flows, the Company considers cash and due from banks, federal funds sold and interest bearing deposits with other banks with original maturities of three months or less as cash and cash equivalents.

Securities — Securities that the Company has the ability and positive intent to hold to maturity are classified as investment securities held-to-maturity. Held-to-maturity investment securities, when present, are carried at amortized cost. As of December 31, 2023 and 2022, the Company held no securities classified as held-to-maturity. Securities that may be sold in response to, or in anticipation of, changes in interest rates and resulting prepayment risk, or for other factors, are classified as available-for-sale and are carried at fair value. Unrealized gains and losses on debt securities are reported, net of applicable taxes, as a separate component of accumulated other comprehensive income (loss) in shareholders' equity. Unrealized gains and losses on equity securities are reflected, net of applicable taxes, in earnings.

For available-for-sale securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of these criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value in Other Income on the Consolidated Statements of Income. For debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, nature of the security, the underlying collateral, and the financial condition of the issuer, among other factors. If this assessment indicates a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for available-for-sale securities losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for available-for-sale securities losses is recognized in other comprehensive income.

Changes in the allowance for available-for-sale securities are recorded as a component of credit loss expense. Losses are charged against the allowance for available-for-sale securities losses when management believes the uncollectibility of an available-for-sale security is confirmed or when either criteria regarding intent or requirement to sell is met.

Debt and equity securities that are purchased and held principally for the purpose of selling them in the near term are classified as trading account securities and are carried at fair value with unrealized gains and losses reported in earnings. Realized gains and losses on the sales of all securities are reported in earnings and computed using the specific identification cost basis.

Other investments consist of shares of Federal Home Loan Bank of Indianapolis (FHLBI) and Federal Reserve Bank stock. As restricted member stocks, these investments are carried at cost. Both cash and stock dividends received on the stocks are reported as income. Quarterly, the Company reviews its investment in FHLBI for impairment. Factors considered in determining impairment are: history of dividend payments; determination of cause for any net loss; adequacy of capital; and review of the most recent financial statements. As of December 31, 2023 and 2022, it was determined that the Company's investment in FHLBI stock is appropriately valued at cost, which equates to par value. In addition, other investments include interest bearing deposits with other banks with original maturities of greater than three months. These investments are in denominations, including accrued interest, that are fully insured by the FDIC.

Loans and Leases — Loans are stated at the principal amount outstanding, net of unamortized deferred loan origination fees and costs and net of unearned income. Interest income is accrued as earned based on unpaid principal balances. Origination fees and direct loan and lease origination costs are deferred, and the net amount amortized to interest income over the estimated life of the related loan or lease. Loan commitment fees are deferred and amortized into other income over the commitment period.

Direct financing leases are carried at the aggregate of lease payments plus estimated residual value of the leased property, net of unamortized deferred lease origination fees and costs and unearned income. Only those costs incurred as a direct result of closing a lease transaction are capitalized and all initial direct costs are expensed immediately. Interest income on direct financing leases is recognized over the term of the lease to achieve a constant periodic rate of return on the outstanding investment.

Accrued interest is included in Accrued Income and Other Assets on the Consolidated Statements of Financial Condition. The accrual of interest on loans and leases is discontinued when a loan or lease becomes contractually delinquent for 90 days, or when an individual analysis of a borrower's credit worthiness indicates a credit should be placed on nonperforming status, except for residential mortgage loans and consumer loans that are well secured and in the process of collection. Residential mortgage loans are placed on nonaccrual at the time the loan is placed in foreclosure. When interest accruals are discontinued, interest credited to income in the current year is reversed and interest accrued in the prior year is charged to the allowance for loan and lease losses. However, in some cases, the Company may elect to continue the accrual of interest when the net realizable value of collateral is sufficient to cover the principal and accrued interest. When a loan or lease is classified as nonaccrual and the future collectability of the recorded loan or lease balance is doubtful, collections on interest and principal are applied as a reduction to principal outstanding. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured, which is typically evidenced by a sustained repayment performance of at least six months.

Occasionally, the Company modifies loans and leases to borrowers in financial distress (typically denoted by internal credit quality graded "substandard" or worse) by providing term extensions, other-than-insignificant payment delays, or interest rate reductions. In some cases, multiple modifications are made to the same loan or lease. These modifications typically result from the Company's loss mitigation activities. If the Company determines that the value of the modified loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), impairment is recognized through an allowance for loan and lease losses estimate or a charge-off to the allowance for loan and lease losses.

The Company sells mortgage loans to the Government National Mortgage Association (GNMA) in the normal course of business and retains the servicing rights. The GNMA programs under which the loans are sold allow the Company to repurchase individual delinquent loans that meet certain criteria from the securitized loan pool. At its option, and without GNMA's prior authorization, the Company may repurchase a delinquent loan for an amount equal to 100% of the remaining principal balance on the loan. Once the Company has the unconditional ability to repurchase a delinquent loan, the Company is deemed to have regained effective control over the loan and the Company is required to recognize the loan on its balance sheet and record an offsetting liability, regardless of its intent to repurchase the loan. At December 31, 2023 and 2022, residential real estate portfolio loans included $1.55 million and $1.00 million, respectively, of loans available for repurchase under the GNMA optional repurchase programs with the offsetting liability recorded within Other Short-term Borrowings on the Consolidated Statements of Financial Position.

Mortgage Banking Activities — Loans held for sale are composed of performing one-to-four family residential mortgage loans originated for resale. Mortgage loans originated with the intent to sell are carried at fair value.

The Company recognizes the rights to service mortgage loans for others as separate assets, whether the servicing rights are acquired through a separate purchase or through the sale of originated loans with servicing rights retained. The Company allocates a portion of the total proceeds of a mortgage loan to servicing rights based on the relative fair value. These assets are amortized as reductions of mortgage servicing fee income over the estimated servicing period in proportion to the estimated servicing income to be received. The balance of MSRs is located in Accrued Income and Other Assets on the Consolidated Statements of Financial Condition and the gains and losses on the sale of MSRs are recognized in Noninterest Income on the Consolidated Statements of Income in the period in which such rights are sold.

MSRs are evaluated for impairment at each reporting date. For purposes of impairment measurement, MSRs are stratified based on the predominant risk characteristics of the underlying servicing, principally by loan type. If temporary impairment exists within a tranche, a valuation allowance is established through a charge to income equal to the amount by which the carrying value exceeds the fair value. If it is later determined all or a portion of the temporary impairment no longer exists for a particular tranche, the valuation allowance is reduced through a recovery of income.

MSRs are also reviewed for permanent impairment. Permanent impairment exists when recoverability of a recorded valuation allowance is determined to be remote considering historical and projected interest rates, prepayments, and loan pay-off activity. When this situation occurs, the unrecoverable portion of the valuation allowance is applied as a direct write-down to the carrying value of the MSRs. Unlike a valuation allowance, a direct write-down permanently reduces the carrying value of the MSRs and the valuation allowance, precluding subsequent recoveries.

As part of mortgage banking operations, the Company enters into commitments to originate loans whereby the interest rate on these loans is determined prior to funding ("rate lock commitments"). Similar to loans held for sale, the fair value of rate lock commitments is subject to change primarily due to changes in interest rates. Under the Company's risk management policy, these fair values are hedged primarily by selling forward contracts on agency securities at the time the interest rate locks are issued to the customers. The rate lock commitments on mortgage loans intended to be sold and the related hedging instruments are recorded at fair value with changes in fair value recorded in current earnings.

Allowance for Credit Losses:

Loans and leases — Accrued interest on loans and leases is excluded from the calculation of the allowance for credit losses due to the Company's charge-off policy to reverse accrued interest on nonperforming loans against interest income in a timely manner. Expected credit losses on net investments in leases, including any unguaranteed residual asset, are included in the allowance for loan and lease losses.

Allowance for Loan and Lease Losses — The allowance for credit losses is established for current expected credit losses on the Company's loan and lease portfolio. It is the Company's policy to maintain the allowance at a level believed to be adequate to absorb estimated credit losses within its portfolio of loans and leases. The determination of the allowance requires significant judgment to estimate credit losses measured on a collective pool basis when similar risk characteristics exist, and for loans evaluated individually. In determining the allowance, the Company estimates expected future losses for the loan's entire contractual term adjusted for expected payments when appropriate. The allowance estimate considers relevant available information, from internal and external sources relating to the historical loss experience, current conditions, and reasonable and supportable forecasts for the Company's outstanding loan and lease balances. The allowance is an estimation that reflects management's evaluation of expected losses related to the Company's financial assets measured at amortized cost. To ensure that the allowance is maintained at an adequate level, a detailed analysis is performed on a quarterly basis and an appropriate provision is made to adjust the allowance.

The Company categorizes its loan portfolios into nine segments based on similar risk characteristics. Loans within each segment are collectively evaluated using either: 1) a cohort cumulative loss rate methodology ("cohort") or, 2) the probability of default ("PD")/loss given default ("LGD") methodology (PD/LGD).

The cohort methodology is applied to ungraded portfolios, portfolios where receipt of financial statements is generally less timely, and portfolios where there are numerous small dollar accounts that are credit scored. Loans are broken out by internal risk rating (loan grade) bands: 1-6 and 7-12 (special attention). For ungraded portfolios, there is only one pool. The cohort methodology has a steady state assumption; qualitative adjustments capture any differences that may exist between the current and historical conditions.

The PD/LGD methodology is applied to graded portfolios due to the quantitative nature of the Company's risk rating system and is consistent with the Company's definition of risk, downgrading a credit where and when appropriate and recognizing losses in a timely manner. Loans are broken out by risk rating (loan grade) bands: 1-3, 4-6, 7-8, and 9-12. The amortized cost loan balances (rather than counts) are used for determining the transition and default probabilities. The Company uses risk rating bands as the active state to track the movement of loans through the transition matrix. The transition frequency is quarterly. Default is defined as the point at which a loan is placed on non-accrual status. In addition, a charge-off is assumed to be a default (i.e. a loan goes from accruing to charge-off, without ever being on non-accrual status). The PD is the cumulative probability of default estimated by use of a transition matrix (based on a Markov transition matrix methodology) which captures the migration of a loan from one risk rating band to another. The LGD is the ratio of loss relative to the exposure (amortized cost) at default.

The current expected credit loss methodology has a factor for reasonable and supportable forecasts. Generally, reasonable and supportable forecasts are for two years or less and have a reversion period of a similar duration, reverting expected credit losses to a level that is consistent with our historical loss experience. Forecast adjustments are added via basis points for the cohort methodology. For the PD/LGD methodology, adjustments to the probability of default factor are applied through forecast adjustments to the PD factor used as the baseline transition matrix runout, thus impacting the historical loss ratio. The Company developed its reasonable and supportable forecasts using relevant data including, but not limited to, growth in gross domestic product, unemployment rates, housing market trends, commodity prices, inflation, and other factors associated with credit losses on the financial statements.

For both the cohort and the PD/LGD methodologies, the Company uses qualitative adjustments to capture differences that may exist between the current and historical conditions. Qualitative factors include but are not limited to current market risk assessment by industry, recent loss experience in particular segments of the portfolios, movement in equipment values collateralizing specialized industry portfolios, concentrations of credit risk, delinquencies, trends in volume, experience and depth of relationship managers and division management, and the effects of changes in lending policies and practices, including changes in quality of the loan and lease origination, servicing and risk management process.

Loans which exhibit different risk characteristics than the pool are evaluated individually for impairment. Loans evaluated individually are not included in the collective evaluation. These loans can be identified from a variety of sources including delinquency, non-accrual status, and complex or unusual transactions. The scope may include accruing loans that exhibit risk characteristics which differ from their pool or non-performing loans with risk characteristics not similar to other special attention loans in their pool. Individual reserves are determined based on an analysis of the loan's expected future cash flows, the loan's observable market value, or the fair value of the collateral less costs to sell. When foreclosure is probable, impairment is determined based on the collateral's fair value less costs to sell. As a practical expedient, fair value less costs to sell may be used when developing the estimate of credit losses. Similarly, for a going concern analysis, a discounted cash method may be used.

Liability for Credit Losses on Unfunded Loan Commitments — The liability for credit losses on commitments to originate loans and standby letters of credit is included in Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition. Expected credit losses are estimated over the contractual period in which the Company is exposed to credit risk via a contractual obligation unless the obligation is unconditionally cancellable by the Company. The liability for credit losses on unfunded loan commitments is adjusted as a provision for credit losses in Other Noninterest Expense on the Consolidated Statements of Income. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated useful life. Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments.

Equipment Owned Under Operating Leases — As a lessor, the Company finances various types of construction equipment, medium and heavy duty trucks, automobiles and other equipment under leases classified as operating leases. The equipment underlying the operating leases is reported at cost, net of accumulated depreciation, on the Consolidated Statements of Financial Condition. These operating lease arrangements require the lessee to make a fixed monthly rental payment over a specified lease term generally ranging from three years to seven years. Revenue consists of the contractual lease payments and is recognized on a straight-line basis over the lease term and reported in Noninterest Income on the Consolidated Statements of Income. Leased assets are depreciated on a straight-line method over the lease term to the estimate of the equipment's fair market value at lease termination, also referred to as "residual" value. The depreciation of these operating lease assets is reported in Noninterest Expense on the Consolidated Statements of Income. For automobile leases, fair value is based upon published industry market guides. For other equipment leases, fair value may be based upon observable market prices, third-party valuations, or prices received on sales of similar assets at the end of the lease term. These residual values are reviewed annually to ensure the recorded amount does not exceed the fair market value at the lease termination. At the end of the lease, the operating lease asset is either purchased by the lessee or returned to the Company. The Company is responsible for the payment of personal property taxes which is reported in Other Expense on the Consolidated Statements of Income. The lessee is responsible for reimbursing the Company for personal property taxes which is reported in Other Income on the Consolidated Statements of Income. The Company excludes sales taxes and other similar taxes from being reported as lease revenue with an associated expense.

Lease Commitments — The Company leases certain banking center locations, office space, land and billboards. In determining whether a contract contains a lease, the Company examines the contract to ensure an asset was specifically identified and that the Company has control of use over the asset. To determine whether a lease is classified as operating or finance, the Company performs an economic life test on all building leases with greater than a twenty years term. Further, the Company performs a fair value test to identify any leases that have a present value of future lease payments over the lease term that is greater than 90% of the fair value of the building. The Company only capitalizes leases with an initial lease liability of $2,000 or greater.

At lease inception, the Company determines the lease term by adding together the minimum lease term and all optional renewal periods that it is reasonably certain to renew. The Company determines this on each lease by considering all relevant contract-based, asset-based, market-based, and entity-based economic factors. Generally, the exercise of lease renewal options is at the Company's sole discretion. The lease term is used to determine whether a lease is operating or finance and is used to calculate straight-line rent expense. Additionally, the depreciable life of leasehold improvements is limited by the expected lease term.

Operating lease rentals are expensed on a straight-line basis over the life of the lease beginning on the date the Company takes possession of the property. Rent expense and variable lease costs are included in Net Occupancy Expense on the Consolidated Statements of Income. Included in variable lease costs are leases with rent escalations based on recent financial indices, such as the Consumer Price Index, where the Company initially measures lease payments using the index on the commencement date and records future changes in rent payments resulting from changes in the index to variable costs in the period the changes occur. Certain leases require the Company to pay common area maintenance, real estate taxes, insurance and other operating expenses associated with the leases premises. These expenses are classified in Net Occupancy Expense on the Consolidated Statements of Income, consistent with similar costs for owned locations. There are no residual value guarantees, restrictions or covenants imposed by leases.

The Company accounts for lease and nonlease components together as a single lease component by class of underlying asset. Operating lease obligations with an initial term longer than 12 months are recorded with a right of use asset and a lease liability on the Consolidated Statements of Financial Condition.

The discount rate used in determining the lease liability and related right of use asset is based upon what would be obtained by the Company for similar loans as an incremental rate as of the date of origination or renewal.

Other Real Estate — Other real estate acquired through partial or total satisfaction of nonperforming loans is included in Other Assets on the Consolidated Statements of Financial Condition and recorded at fair value less anticipated selling costs based upon the property's appraised value at the date of transfer, with any difference between the fair value of the property less cost to sell, and the carrying value of the loan charged to the allowance for loan and lease losses or other income, if a positive adjustment. Subsequent fair value write-downs or write-ups, to the extent of previous write-downs, property maintenance costs, and gains or losses recognized upon the sale of other real estate are recognized in Noninterest Expense on the Consolidated Statements of Income. Gains or losses resulting from the sale of other real estate are recognized on the date of sale. As of December 31, 2023 and 2022, other real estate had carrying values of $0.00 million and $0.10 million, respectively, and is included in Other Assets on the Consolidated Statements of Financial Condition.

Repossessed Assets — Repossessed assets may include fixtures and equipment, inventory and receivables, aircraft, construction equipment, and vehicles acquired from business banking and specialty finance activities. Repossessed assets are included in Other Assets on the Consolidated Statements of Financial Condition at fair value of the equipment or vehicle less estimated selling costs. At the time of repossession, the recorded amount of the loan or lease is written down to the fair value of the equipment or vehicle by a charge to the allowance for loan and lease losses or other income, if a positive adjustment. Subsequent fair value write-downs or write-ups, to the extent of previous write-downs, equipment maintenance costs, and gains or losses recognized upon the sale of repossessions are recognized in Noninterest Expense on the Consolidated Statements of Income. Gains or losses resulting from the sale of repossessed assets are recognized on the date of sale. Repossessed assets totaled $0.71 million and $0.33 million, as of December 31, 2023 and 2022, respectively, and are included in Other Assets on the Consolidated Statements of Financial Condition.

Premises and Equipment — Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provision for depreciation is computed by the straight-line method, primarily with useful lives ranging from three years to 31.5 years. Maintenance and repairs are charged to expense as incurred, while improvements, which extend the useful life, are capitalized and depreciated over the estimated remaining life.

Goodwill and Intangibles — Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. Goodwill is reviewed for impairment at least annually or on an interim basis if an event occurs or circumstances change that would more likely than not reduce the carrying amount. Goodwill is allocated into two reporting units. Fair value for each reporting unit is estimated using stock price multiples or earnings before interest, tax, depreciation and amortization (EBITDA) multiples. Intangible assets that have finite lives are amortized over their estimated useful lives and are subject to impairment testing. All of the Company's other intangible assets have finite lives and are amortized on a straight-line basis over varying periods not exceeding twenty-five years.

The Company has historically evaluated goodwill for impairment during the fourth quarter of each year, with financial data as of September 30. During the first quarter of 2021, management determined that the deterioration in general economic conditions as a result of the COVID-19 pandemic and responses thereto represented a triggering event prompting an evaluation of goodwill impairment. The Company performed impairment analyses in each quarter of 2021. In 2022, management determined conditions no longer represented a triggering event requiring quarterly analyses and returned to its historical practice of evaluating goodwill during the fourth quarter of the year. Based on the analyses performed each quarter of 2021 and the fourth quarters of 2022 and 2023, the Company determined that goodwill was not impaired.

Partnership Investments — The Company accounts for its investments in partnerships for which it owns less than fifty percent and has the ability to exercise significant influence over the partnership on the equity method. The Company accounts for its investments in partnerships for which it does not have the ability to exercise significant influence at fair value less impairment, if any, or cost less any impairment if the fair value is not readily determinable. The Company has elected to use the practical expedient to estimate fair value of an investment in an investment company using the net asset value of its partnership interest. The Company uses the hypothetical liquidation book value (HLBV) method for equity investments when the liquidation rights and priorities as defined by an equity investment agreement differ from what is reflected by the underlying percentage ownership interests. The HLBV method is commonly applied to equity investments in the renewable energy industry, where the economic benefits corresponding to an equity investment may vary at different points in time and/or are not directly linked to an investor's ownership percentage. A calculation is prepared at each balance sheet date to determine the amount that the Company would receive if an equity investment entity were to liquidate all of its assets (as valued in accordance with GAAP) and distribute that cash to the investors based on the contractually defined liquidation priorities. The difference between the calculated liquidation distribution amounts at the beginning and the end of the reporting period, after adjusting for capital contributions and distributions, is 1st Source's share of the earnings or losses from the equity investment for the period. Investments in partnerships are included in Other Assets on the Consolidated Statements of Financial Condition. The balances as of December 31, 2023 and 2022 were $166.60 million and $137.15 million, respectively.

Short-Term Borrowings — Short-term borrowings consist of Federal funds purchased, securities sold under agreements to repurchase, commercial paper, Federal Home Loan Bank advances, borrowings from the Federal Reserve, and borrowings from non-affiliated banks. Federal funds purchased, securities sold under agreements to repurchase, and other short-term borrowings mature within one day to 365 days of the transaction date. Commercial paper matures within seven days to 270 days. Other short-term borrowings on the Consolidated Statements of Financial Condition include the Company's liability related to mortgage loans available for repurchase under GNMA optional repurchase programs.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at the amounts at which the securities were acquired or sold plus accrued interest. The fair value of collateral either received from or provided to a third-party is continually monitored and additional collateral obtained or requested to be returned to the Company as deemed appropriate.

Revenue Recognition — The Company recognizes revenues as they are earned based on contractual terms, as transactions occur, or as services are provided and collectability is reasonably assured. The Company's principal source of revenue is interest income from loans and leases and investment securities. The Company also earns noninterest income from various banking and financial services offered primarily through 1st Source Bank and its subsidiaries.

Interest Income — The largest source of revenue for the Company is interest income which is primarily recognized on an accrual basis according to nondiscretionary formulas in written contracts, such as loan and lease agreements or investment securities contracts.

Noninterest Income — The Company earns noninterest income through a variety of financial and transaction services provided to corporate and consumer clients such as trust and wealth advisory, deposit account, debit card, mortgage banking, insurance, and equipment rental services. Revenue is recorded for noninterest income based on the contractual terms for the service or transaction performed. In certain circumstances, noninterest income is reported net of associated expenses.

Trust and Wealth Advisory Fees — Trust and wealth advisory fees are recognized on the accrual basis.

Income Taxes — 1st Source and its subsidiaries file a consolidated Federal income tax return. The provision for income taxes is based upon income in the consolidated financial statements, rather than amounts reported on the income tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date. A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent upon the generation of a sufficient level of future taxable income and recoverable taxes paid in prior years. Although realization is not assured, the Company believes it is more likely than not that all of the deferred tax assets will be realized.

The Company uses the deferral method of accounting on investments that generate investment tax credits. Under this method, the investment tax credits are recognized as a reduction to the related asset. The expense on certain qualified affordable housing investments is included in Income Tax Expense on the Consolidated Statements of Income.

Positions taken in the tax returns may be subject to challenge by the taxing authorities upon examination. Uncertain tax positions are initially recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions are both initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the tax authority, assuming full knowledge of the position and all relevant facts. The Company provides for interest and, in some cases, penalties on tax positions that may be challenged by the taxing authorities. Interest expense is recognized beginning in the first period that such interest would begin accruing. Penalties are recognized in the period that the Company claims the position in the tax return. Interest and penalties on income tax uncertainties are classified within Income Tax Expense on the Consolidated Statements of Income.

Net Income Per Common Share — Earnings per share is computed using the two-class method. Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted-average number of shares of common stock outstanding, excluding participating securities. Diluted earnings per common share is computed by using the weighted-average number of shares determined for the basic earnings per share calculation plus the dilutive effect of stock compensation using the treasure stock method.

Stock-Based Employee Compensation — The Company recognizes stock-based compensation as compensation cost on the Consolidated Statements of Income based on their fair values on the measurement date, which, for its purposes, is the date of grant. The Company recognizes forfeitures as they occur.

Segment Information — 1st Source has one principal business segment, commercial banking. While our chief decision makers monitor the revenue streams of various products and services, the identifiable segments' operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company's financial service operations are considered to be aggregated in one reportable operating segment.

Derivative Financial Instruments — The Company occasionally enters into derivative financial instruments as part of its interest rate risk management strategies. These derivative financial instruments consist primarily of interest rate swaps. All derivative instruments are recorded on the Consolidated Statements of Financial Condition, as either an asset or liability, at their fair value. The accounting for the gain or loss resulting from the change in fair value depends on the intended use of the derivative. For a derivative used to hedge changes in fair value of a recognized asset or liability, or an unrecognized firm commitment, the gain or loss on the derivative will be recognized in earnings together with the offsetting loss or gain on the hedged item. This results in an earnings impact only to the extent that the hedge is ineffective in achieving offsetting changes in fair value. If it is determined that the derivative instrument is not highly effective as a hedge, hedge accounting is discontinued and the adjustment to fair value of the derivative instrument is recorded in earnings. For a derivative used to hedge changes in cash flows associated with forecasted transactions, the gain or loss on the effective portion of the derivative will be deferred, and reported as accumulated other comprehensive income, a component of shareholders' equity, until such time the hedged transaction affects earnings. For derivative instruments not accounted for as hedges, changes in fair value are recognized in noninterest income/expense on the Consolidated Statements of Income. Deferred gains and losses from derivatives that are terminated and were in a cash flow hedge are amortized over the shorter of the original remaining term of the derivative or the remaining life of the underlying asset or liability.

Fair Value Measurements — The Company records certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities available for sale, mortgage loans held for sale, and derivative instruments are carried at fair value on a recurring basis. Fair value measurements are also utilized to determine the initial value of certain assets and liabilities, to perform impairment assessments, and for disclosure purposes. The Company uses quoted market prices and observable inputs to the maximum extent possible when measuring fair value. In the absence of quoted market prices, various valuation techniques are utilized to measure fair value. When possible, observable market data for identical or similar financial instruments are used in the valuation. When market data is not available, fair value is determined using valuation models that incorporate management's estimates of the assumptions a market participant would use in pricing the asset or liability.

Fair value measurements are classified within one of three levels based on the observability of the inputs used to determine fair value, as follows:

Level 1 — The valuation is based on quoted prices in active markets for identical instruments.

Level 2 — The valuation is based on observable inputs such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 — The valuation is based on unobservable inputs that are supported by minimal or no market activity and that are significant to the fair value of the instrument. Level 3 valuations are typically performed using pricing models, discounted cash flow methodologies, or similar techniques that incorporate management's own estimates of assumptions that market participants would use in pricing the instrument, or valuations that require significant management judgment or estimation.

Reclassifications — Certain amounts in the prior periods consolidated financial statements have been reclassified to conform with the current year presentation. These reclassifications had no effect on total assets, shareholders' equity or net income as previously reported.

Note 2 — Recent Accounting Pronouncements

Income Taxes: In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2023-09 *"Income Taxes (Topic 740): Improvements to Income Tax Disclosures."* Among other things, these amendments require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than five percent of the amount computed by multiplying pretax income (loss) by the applicable statutory income tax rate.) The amendments also require that all entities disclose on an annual basis the following information about income taxes paid: (1) the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes and (2) the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than five percent of total income taxes paid (net of refunds received.) This guidance is effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments should be applied on a prospective basis although retrospective application is permitted. The Company is assessing ASU 2023-09 and its impact on its disclosures.

Segment Reporting: In November 2023, the FASB issued ASU 2023-07 *"Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures."* These amendments require, among other things, that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this ASU and all existing segment disclosures in Topic 208. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments retrospectively to all periods presented in the financial statements. The Company is assessing ASU 2023-07 and its impact on its accounting and disclosures.

Investments-Equity Method and Joint Ventures: In March 2023, the FASB issued ASU No. 2023-02 *"Investments Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method."* These amendments allow reporting entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. This guidance is effective for public business entities for fiscal years including interim periods within those fiscal years, beginning after December 15, 2023. Early adoption is permitted in any interim period. The Company is assessing ASU 2023-02 and its impact on its accounting and disclosures.

Fair Value Measurements: In June 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2022-03 *"Fair Value Measurements (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions."* These amendments clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. This guidance is effective for public business entities for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2023. Early adoption is permitted. The Company has assessed ASU 2022-03 and does not expect it to have a material impact on its accounting and disclosures.

Reference Rate Reform: In March 2020, the FASB issued ASU No. 2020-04 *"Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting."* These amendments provide temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. In January 2021, the FASB issued ASU 2021-01 which clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. In December of 2022, the FASB issued ASU No. 2022-06 which extended the period of time preparers can utilize the reference rate reform relief guidance in Topic 848. The guidance ensures the relief in Topic 848 covers the period of time during which a significant number of modifications may take place and the ASU defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. The Company implemented its transition plan away from LIBOR as of June 30, 2023. The adoption of these ASUs did not have a material impact on its accounting and disclosures.

Note 3 — Investment Securities Available-For-Sale

The following table shows investment securities available-for-sale.

(Dollars in thousands)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
December 31, 2023							
U.S. Treasury and Federal agencies securities	$	**979,530**	$	**178**	$	**(56,842)** $	**922,866**
U.S. States and political subdivisions securities		**97,522**		**508**		**(5,466)**	**92,564**
Mortgage-backed securities - Federal agencies		**676,257**		**476**		**(78,481)**	**598,252**
Corporate debt securities		**8,448**		**—**		**(119)**	**8,329**
Foreign government securities		**600**		**—**		**(11)**	**589**
Total investment securities available-for-sale	$	**1,762,357**	$	**1,162**	$	**(140,919)** $	**1,622,600**
December 31, 2022							
U.S. Treasury and Federal agencies securities	$	1,090,743	$	—	$	(92,145) $	998,598
U.S. States and political subdivisions securities		130,670		591		(8,499)	122,762
Mortgage-backed securities - Federal agencies		730,672		60		(93,674)	637,058
Corporate debt securities		16,486		—		(355)	16,131
Foreign government securities		600		—		(21)	579
Total investment securities available-for-sale	$	1,969,171	$	651	$	(194,694) $	1,775,128

Amortized cost excludes accrued interest receivable which is included in Accrued Income and Other Assets on the Consolidated Statements of Financial Condition. At December 31, 2023 and 2022, accrued interest receivable on investment securities available for sale was $4.60 million and $5.98 million, respectively.

At December 31, 2023, the residential mortgage-backed securities held by the Company consisted primarily of GNMA, FNMA and FHLMC pass-through certificates which are guaranteed by those respective agencies of the United States government (Government Sponsored Enterprise, GSEs).

The Company did not hold any marketable equity securities at December 31, 2023 and 2022.

The following table shows the contractual maturities of investments in debt securities available-for-sale at December 31, 2023. Expected maturities will differ from contractual maturities, because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollars in thousands)	Amortized Cost		Fair Value
Due in one year or less	$	235,741	$	230,479
Due after one year through five years		822,049		765,724
Due after five years through ten years		8,606		8,158
Due after ten years		19,704		19,987
Mortgage-backed securities		676,257		598,252
Total debt securities available-for-sale	$	**1,762,357**	$	**1,622,600**

The following table summarizes gross unrealized losses and fair value by investment category and age. At December 31, 2023, the Company's available-for-sale securities portfolio consisted of 671 securities, 597 of which were in an unrealized loss position.

(Dollars in thousands)	Less than 12 Months		12 months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2023						
U.S. Treasury and Federal agencies securities	$ —	$ —	$ 913,417	$ (56,842)	$ 913,417	$ (56,842)
U.S. States and political subdivisions securities	1,251	(2)	69,747	(5,464)	70,998	(5,466)
Mortgage-backed securities - Federal agencies	8,553	(98)	550,748	(78,383)	559,301	(78,481)
Corporate debt securities	—	—	8,329	(119)	8,329	(119)
Foreign government securities	—	—	589	(11)	589	(11)
Total debt securities available-for-sale	$ 9,804	$ (100)	$1,542,830	$ (140,819)	$1,552,634	$ (140,919)
December 31, 2022						
U.S. Treasury and Federal agencies securities	$ 164,481	$ (6,299)	$ 834,117	$ (85,846)	$ 998,598	$ (92,145)
U.S. States and political subdivisions securities	57,592	(2,126)	38,834	(6,373)	96,426	(8,499)
Mortgage-backed securities - Federal agencies	198,469	(13,482)	426,989	(80,192)	625,458	(93,674)
Corporate debt securities	16,132	(355)	—	—	16,132	(355)
Foreign government securities	484	(16)	95	(5)	579	(21)
Total debt securities available-for-sale	$ 437,158	$ (22,278)	$1,300,035	$ (172,416)	$1,737,193	$ (194,694)

The Company does not consider available-for-sale securities with unrealized losses at December 31, 2023 to be experiencing credit losses and recognized no resulting allowance for credit losses. The Company does not intend to sell these investments and it is more likely than not that the Company will not be required to sell these investments before recovery of the amortized cost basis, which may be the maturity dates of the securities. The unrealized losses occurred as a result of changes in interest rates, market spreads and market conditions subsequent to purchase.

The following table shows the gross realized gains and losses from the available-for-sale debt securities portfolio. Realized gains and losses of all securities are computed using the specific identification cost basis.

(Dollars in thousands)	2023	2022	2021
Gross realized gains	$ 733	$ —	$ 221
Gross realized losses	(3,659)	(184)	(901)
Net realized (losses) gains	$ (2,926)	$ (184)	$ (680)

At December 31, 2023 and 2022, investment securities with carrying values of $411.38 million and $282.87 million, respectively, were pledged as collateral for security repurchase agreements and for other purposes.

Note 4 — Loan and Lease Financings

Total loans and leases outstanding were recorded net of unearned income and deferred loan fees and costs at December 31, 2023 and 2022, and totaled $6.52 billion and $6.01 billion, respectively. At December 31, 2023 and 2022, net deferred loan and lease costs were $1.65 million and $2.00 million, respectively. Accrued interest receivable on loans and leases at December 31, 2023 and 2022 was $25.35 million and $18.75 million, respectively.

In the ordinary course of business, the Company has extended loans to certain directors, executive officers, and principal shareholders of equity securities of 1st Source and to their affiliates. In the opinion of management, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the Company and did not involve more than the normal risk of collectability, or present other unfavorable features. The loans are consistent with sound banking practices and within applicable regulatory and lending limitations. The aggregate dollar amounts of these loans were $7.74 million and $12.53 million at December 31, 2023 and 2022, respectively. During 2023, $8.51 million of new loans and other additions were made and $13.30 million of repayments and other reductions occurred.

The Company evaluates loans and leases, except residential real estate and home equity loans and consumer loans, for credit quality at least annually but more frequently if certain circumstances occur (such as material new information which becomes available and indicates a potential change in credit risk). The Company uses two methods to assess credit risk: loan or lease credit quality grades and credit risk classifications. The purpose of the loan or lease credit quality grade is to document the degree of risk associated with individual credits as well as inform management of the degree of risk in the portfolio taken as a whole. Credit risk classifications are used to categorize loans by degree of risk and to designate individual or committee approval authorities for higher risk credits at the time of origination. Credit risk classifications include categories for: Acceptable, Marginal, Special Attention, Special Risk, Restricted by Policy, Regulated and Prohibited by Law.

All loans and leases, except residential real estate and home equity loans and consumer loans, are assigned credit quality grades on a scale from 1 to 12 with grade 1 representing superior credit quality. The criteria used to assign grades to extensions of credit that exhibit potential problems or well-defined weaknesses are primarily based upon the degree of risk and the likelihood of orderly repayment, and their effect on the Company's safety and soundness. Loans or leases graded 7 or weaker are considered "special attention" credits and, as such, relationships in excess of $250,000 are reviewed quarterly as part of management's evaluation of the appropriateness of the allowance for loan and lease losses. Grade 7 credits are defined as "watch" and contain greater than average credit risk and are monitored to limit the Company's exposure to increased risk; grade 8 credits are "special mention" and, following regulatory guidelines, are defined as having potential weaknesses that deserve management's close attention. Credits that exhibit well-defined weaknesses and a distinct possibility of loss are considered ''classified'' and are graded 9 through 12 corresponding to the regulatory definitions of "substandard" (grades 9 and 10) and the more severe ''doubtful'' (grade 11) and ''loss'' (grade 12). For residential real estate and home equity and consumer loans, credit quality is based on the aging status of the loan and by payment activity. Nonperforming loans are those loans which are on nonaccrual status or are 90 or more past due.

Below is a summary of the Company's loan and lease portfolio segments and a discussion of the risk characteristics relevant to each portfolio segment.

Commercial and agricultural – loans are to entities within the Company's local market communities. Loans are for business or agri-business purposes and include working capital lines of credit secured by accounts receivable and inventory that are generally renewable annually and term loans secured by equipment with amortizations based on the expected life of the underlying collateral, generally three to seven years. These loans are typically further supported by personal guarantees. Commercial exposure is to a wide range of industries and services. Risks in this sector are also varied and are most impacted by general economic conditions. Risk mitigants include appropriate underwriting and monitoring and, when appropriate, government guarantees, including SBA and FSA.

Renewable energy – loans are for the purpose of financing primarily solar related projects and may include construction draw notes, operating loans, letters of credit and may entail a tax equity structure. Collateral in a multi-state area includes tangible assets of the borrower, assignment of intangible assets including power purchase agreements, and pledges of permits and licenses. Financing is provided to qualified borrowers throughout the continental United States with an emphasis on the region east of the Rocky Mountains.

Auto and light truck – loans are secured by vehicles and borrowers are nationwide. The portfolio consists of multiple industries: auto rental, auto leasing and a small specialty vehicle segment which the Company is largely exiting. Borrowers in the auto rental segment are primarily independent auto rental entities with on-airport and off-airport locations, and some insurance replacement business. Loan terms are relatively short, generally eighteen months, but up to four years. Auto leasing customers lease to businesses and the Company takes assignment of the lease stream and places its lien on the vehicles. Terms are generally longer than the auto rental sector, three to seven years and match the underlying leases. Risks include economic risks and collateral risks, principally used vehicle values.

Medium and heavy duty truck – loans and full-service truck leases are secured by heavy-duty trucks, commonly Class 8 trucks, and are generally personally guaranteed. In addition to economic risks, collateral risk is significant. Financing is generally at full cost, plus additional expenditures to get the vehicle operational, such as taxes, insurance and fees. It takes three to four years of debt amortization to reach an equity position in the collateral.

Aircraft – loans are to domestic and foreign borrowers with the domestic segment further divided into two pools: 1) personal and business use, and 2) dealers and operators. The Company's focus for the foreign sector is Latin America, principally Mexico and Brazil. Loans are primarily secured by new and used business jets and helicopters, with appropriate advances, amortizations of ten to fifteen years, and are generally guaranteed by individuals. The most significant risk in the Aircraft portfolio is collateral risk - volatility in underlying values and maintenance concerns. The portfolio is subject to national and global economic risks.

Construction equipment – loans are to borrowers throughout the country secured by specific equipment. The borrowers include highway and road builders, asphalt producers and pavers, suppliers of aggregate products, site developers, frac sand operations, general construction equipment dealers and operators, and crane rental entities. Generally, loans include personal guarantees. The construction equipment industry is heavily dependent on the U.S. economy and the global economy. Market growth is reliant on investments from public and private sectors into urbanization and infrastructure projects.

Commercial real estate – loans are generally to entities within the local market communities served by the Company with advances generally within regulatory guidelines. Historically, the Company's exposure to commercial real estate had been primarily to the less risky owner-occupied segment although growth in recent years has been in the non-owner-occupied segment which now accounts for slightly less than half of the portfolio. The non-owner-occupied segment includes hotels, apartment complexes and warehousing facilities. There is limited exposure to construction loans although at present, construction exposures are comparably higher than previous periods. Many commercial real estate loans carry personal guarantees. Additional risks in the commercial real estate portfolio include interest rate risk, geographical concentration in northern Indiana and southwest Michigan, and general economic conditions.

Residential real estate and home equity – loans predominantly include one-to-four family mortgages to borrowers in the Company's local market communities and are appropriately underwritten and secured by residential real estate.

Consumer – loans are to individuals in the Company's local markets and auto loans are generally secured by personal vehicles and appropriately underwritten.

The following table shows the amortized cost of loans and leases, segregated by portfolio segment, credit quality rating and year of origination as of December 31, 2023.

(Dollars in thousands)	Term Loans and Leases by Origination Year						Revolving Loans	Revolving Loans Converted to Term	Total
	2023	2022	2021	2020	2019	Prior			
Commercial and agricultural									
Grades 1-6	$ 155,656	$ 124,717	$ 68,473	$ 39,708	$ 18,658	$ 15,856	$ 299,495	$ —	$ 722,563
Grades 7-12	7,502	2,657	4,886	501	293	418	27,403	—	43,660
Total commercial and agricultural	**163,158**	**127,374**	**73,359**	**40,209**	**18,951**	**16,274**	**326,898**	**—**	**766,223**
Current period gross charge-offs	668	499	15	17	4	—	3,102	—	4,305
Renewable energy									
Grades 1-6	177,364	23,679	86,836	29,138	56,935	25,756	—	—	399,708
Grades 7-12	—	—	—	—	—	—	—	—	—
Total renewable energy	**177,364**	**23,679**	**86,836**	**29,138**	**56,935**	**25,756**	**—**	**—**	**399,708**
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Auto and light truck									
Grades 1-6	603,406	248,701	64,182	24,986	13,573	5,287	—	—	960,135
Grades 7-12	908	1,848	474	2,490	632	425	—	—	6,777
Total auto and light truck	**604,314**	**250,549**	**64,656**	**27,476**	**14,205**	**5,712**	**—**	**—**	**966,912**
Current period gross charge-offs	126	360	128	33	19	63	—	—	729
Medium and heavy duty truck									
Grades 1-6	96,254	114,490	44,069	24,645	15,264	4,202	—	—	298,924
Grades 7-12	3,565	7,010	1,675	—	773	—	—	—	13,023
Total medium and heavy duty truck	**99,819**	**121,500**	**45,744**	**24,645**	**16,037**	**4,202**	**—**	**—**	**311,947**
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Aircraft									
Grades 1-6	269,635	355,175	197,579	140,744	37,244	36,936	6,420	—	1,043,733
Grades 7-12	10,120	9,475	3,704	4,543	—	6,597	—	—	34,439
Total aircraft	**279,755**	**364,650**	**201,283**	**145,287**	**37,244**	**43,533**	**6,420**	**—**	**1,078,172**
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Construction equipment									
Grades 1-6	459,884	333,008	131,838	64,998	29,543	7,803	26,044	2,346	1,055,464
Grades 7-12	6,915	20,826	1,037	510	—	—	—	—	29,288
Total construction equipment	**466,799**	**353,834**	**132,875**	**65,508**	**29,543**	**7,803**	**26,044**	**2,346**	**1,084,752**
Current period gross charge-offs	—	44	10	—	—	—	—	—	54
Commercial real estate									
Grades 1-6	336,287	251,055	148,597	105,282	86,452	187,306	275	—	1,115,254
Grades 7-12	678	5,313	2,576	651	4,372	1,017	—	—	14,607
Total commercial real estate	**336,965**	**256,368**	**151,173**	**105,933**	**90,824**	**188,323**	**275**	**—**	**1,129,861**
Current period gross charge-offs	—	39	30	—	179	—	—	—	248
Residential real estate and home equity									
Performing	87,767	110,058	89,458	88,232	30,681	72,211	152,037	5,575	636,019
Nonperforming	—	107	74	—	414	756	536	67	1,954
Total residential real estate and home equity	**87,767**	**110,165**	**89,532**	**88,232**	**31,095**	**72,967**	**152,573**	**5,642**	**637,973**
Current period gross charge-offs	—	—	—	—	—	54	39	8	101
Consumer									
Performing	53,023	47,789	19,739	6,286	2,539	1,021	12,063	—	142,460
Nonperforming	63	246	123	31	28	6	—	—	497
Total consumer	**53,086**	**48,035**	**19,862**	**6,317**	**2,567**	**1,027**	**12,063**	**—**	**142,957**
Current period gross charge-offs	$ 541	$ 455	$ 138	$ 28	$ 17	$ 3	$ 29	$ —	$ 1,211

The following table shows the amortized cost of loans and leases, segregated by portfolio segment, credit quality rating and year of origination as of December 31, 2022.

| | Term Loans and Leases by Origination Year | | | | | | | | |
(Dollars in thousands)	2022	2021	2020	2019	2018	Prior	Revolving Loans	Revolving Loans Converted to Term	Total
Commercial and agricultural									
Grades 1-6	$ 159,317	$ 107,232	$ 71,365	$ 35,874	$ 17,192	$ 13,860	$ 370,553	$ —	$ 775,393
Grades 7-12	4,491	5,934	60	2,094	1,644	1,040	21,375	—	36,638
Total commercial and agricultural	**163,808**	**113,166**	**71,425**	**37,968**	**18,836**	**14,900**	**391,928**	**—**	**812,031**
Renewable energy									
Grades 1-6	109,393	113,276	35,660	72,652	18,518	20,654	—	—	370,153
Grades 7-12	—	—	1,091	5,678	701	3,540	—	—	11,010
Total renewable energy	**109,393**	**113,276**	**36,751**	**78,330**	**19,219**	**24,194**	**—**	**—**	**381,163**
Auto and light truck									
Grades 1-6	521,399	155,508	62,063	32,975	10,946	3,476	—	—	786,367
Grades 7-12	5,972	3,366	5,836	2,836	1,792	1,948	—	—	21,750
Total auto and light truck	**527,371**	**158,874**	**67,899**	**35,811**	**12,738**	**5,424**	**—**	**—**	**808,117**
Medium and heavy duty truck									
Grades 1-6	158,296	66,533	43,711	31,980	10,053	3,274	—	—	313,847
Grades 7-12	—	—	—	—	—	15	—	—	15
Total medium and heavy duty truck	**158,296**	**66,533**	**43,711**	**31,980**	**10,053**	**3,289**	**—**	**—**	**313,862**
Aircraft									
Grades 1-6	438,481	273,726	213,661	57,379	31,085	35,012	3,687	—	1,053,031
Grades 7-12	12,962	4,253	6,190	—	—	1,286	—	—	24,691
Total aircraft	**451,443**	**277,979**	**219,851**	**57,379**	**31,085**	**36,298**	**3,687**	**—**	**1,077,722**
Construction equipment									
Grades 1-6	475,854	213,349	106,409	59,204	17,834	4,593	23,310	2,754	903,307
Grades 7-12	20,709	7,757	2,483	1,878	313	32	583	1,441	35,196
Total construction equipment	**496,563**	**221,106**	**108,892**	**61,082**	**18,147**	**4,625**	**23,893**	**4,195**	**938,503**
Commercial real estate									
Grades 1-6	271,526	164,173	121,685	97,470	102,271	168,391	251	—	925,767
Grades 7-12	1,532	1,716	7,824	5,789	47	1,070	—	—	17,978
Total commercial real estate	**273,058**	**165,889**	**129,509**	**103,259**	**102,318**	**169,461**	**251**	**—**	**943,745**
Residential real estate and home equity									
Performing	115,154	100,690	97,205	34,498	6,864	81,653	142,724	4,115	582,903
Nonperforming	—	131	693	—	—	725	180	105	1,834
Total residential real estate and home equity	**115,154**	**100,821**	**97,898**	**34,498**	**6,864**	**82,378**	**142,904**	**4,220**	**584,737**
Consumer									
Performing	74,258	34,619	12,924	7,375	2,977	692	18,098	—	150,943
Nonperforming	148	65	49	53	12	12	—	—	339
Total consumer	**$ 74,406**	**$ 34,684**	**$ 12,973**	**$ 7,428**	**$ 2,989**	**$ 704**	**$ 18,098**	**$ —**	**$ 151,282**

The following table shows the amortized cost of loans and leases, segregated by portfolio segment, with delinquency aging and nonaccrual status.

(Dollars in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due and Accruing	Total Accruing Loans	Nonaccrual	Total Financing Receivables
December 31, 2023							
Commercial and agricultural	$ 752,947	$ 9	$ —	$ —	$ 752,956	$ 13,267	$ 766,223
Renewable energy	399,708	—	—	—	399,708	—	399,708
Auto and light truck	962,226	20	—	—	962,246	4,666	966,912
Medium and heavy duty truck	311,915	32	—	—	311,947	—	311,947
Aircraft	1,069,830	8,113	229	—	1,078,172	—	1,078,172
Construction equipment	1,078,912	2,044	3,620	—	1,084,576	176	1,084,752
Commercial real estate	1,126,806	—	85	—	1,126,891	2,970	1,129,861
Residential real estate and home equity	634,345	1,623	51	142	636,161	1,812	637,973
Consumer	141,489	864	107	7	142,467	490	142,957
Total	**$ 6,478,178**	**$ 12,705**	**$ 4,092**	**$ 149**	**$ 6,495,124**	**$ 23,381**	**$ 6,518,505**
December 31, 2022							
Commercial and agricultural	$ 810,223	$ 944	$ —	$ —	$ 811,167	$ 864	$ 812,031
Renewable energy	381,163	—	—	—	381,163	—	381,163
Auto and light truck	793,610	353	1	—	793,964	14,153	808,117
Medium and heavy duty truck	313,845	—	2	—	313,847	15	313,862
Aircraft	1,075,865	223	1,063	—	1,077,151	571	1,077,722
Construction equipment	932,603	431	—	—	933,034	5,469	938,503
Commercial real estate	940,516	—	—	—	940,516	3,229	943,745
Residential real estate and home equity	582,053	562	288	49	582,952	1,785	584,737
Consumer	150,328	416	199	5	150,948	334	151,282
Total	$ 5,980,206	$ 2,929	$ 1,553	$ 54	$ 5,984,742	$ 26,420	$ 6,011,162

Interest income for the years ended December 31, 2023, 2022, and 2021, would have increased by approximately $1.47 million, $2.68 million, and $2.62 million, respectively, if the nonaccrual loans and leases had earned interest at their full contract rate.

Loan Modification Disclosures Pursuant to ASU 2022-02

The following table shows the amortized cost of loans and leases at December 31, 2023 that were both experiencing financial difficulty and modified during the twelve months ended December 31, 2023, segregated by portfolio segment and type of modification. The percentage of the amortized cost of loans and leases that were modified to borrowers in financial distress as compared to the amortized cost of each segment of financial receivable is also presented below.

(Dollars in thousands)	Payment Delay	Term Extension	Interest Rate Reduction	Combination Payment Delay and Term Extension	% of Total Segment Financing Receivables
Commercial and agricultural	$ 3,016	$ —	$ —	$ 1,537	0.59 %
Medium and heavy duty truck	—	—	—	11,050	3.54
Construction equipment	—	1,496	—	—	0.14
Commercial real estate	288	—	426	—	0.06
Total	**$ 3,304**	**$ 1,496**	**$ 426**	**$ 12,587**	**0.27 %**

There were $2.27 million of commitments to lend additional amounts to the borrowers included in the previous table.

The Company closely monitors the performance of loans and leases that have been modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table shows the performance of such loans and leases that have been modified during the twelve months ended December 31, 2023.

(Dollars in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due
Commercial and agricultural	$ 1,706	$ —	$ —	$ 2,847	$ 2,847
Medium and heavy duty truck	11,050	—	—	—	—
Construction equipment	1,496	—	—	—	—
Commercial real estate	426	288	—	—	288
Total	**$ 14,678**	**$ 288**	**$ —**	**$ 2,847**	**$ 3,135**

The following table shows the financial effect of loan and lease modifications presented above to borrowers experiencing financial difficulty for the twelve months ended December 31, 2023.

	Weighted-Average Interest Rate Reduction	Weighted-Average Term Extension (in months)	Weighted-Average Payment Delay (in months)	Combination Weighted-Average Payment Delay and Term Extension (in months)
Commercial and agricultural	— %	3	6	30
Medium and heavy duty truck	— %	0	0	6
Construction equipment	— %	5	0	0
Commercial real estate	3.00 %	0	3	0
Total	**3.00 %**	**4**	**6**	**10**

There was one modified loan that had a payment default during the twelve months ended December 31, 2023 and was modified in the twelve months prior to that default to a borrower experiencing financial difficulty.

Upon the Company's determination that a modified loan or lease has subsequently been deemed uncollectible, the loan or lease is written off. Therefore, the amortized cost of the loan is reduced by the uncollectible amount and the allowance for loan and lease losses is adjusted by the same amount.

Troubled Debt Restructuring (TDR) Disclosures Prior to the Adoption of ASU 2022-02

There were no loan and lease modifications classified as a TDR during the twelve months ended December 31, 2022 and one nonperforming construction equipment TDR with a recorded investment of $5.73 million during the twelve months ended December 31, 2021. The classification between nonperforming and performing is determined at the time of modification. Modification programs focus on extending maturity dates or modifying payment patterns with most TDRs experiencing a combination of concessions. Modifications do not result in the contractual forgiveness of principal or interest. There were no modifications during 2022 and one modification during 2021 that resulted in an interest rate reduction below market rate.

There was one nonperforming construction equipment TDR with a recorded investment of $3.07 million which had a payment default within the twelve months following modification for the year ended December 31, 2022 and no TDRs which had payment defaults within the twelve months following modification for the year ended December 31, 2021. Default occurs when a loan or lease is 90 days or more past due under the modified terms or transferred to nonaccrual.

The following table shows the recorded investment of loans and leases classified as troubled debt restructurings as of December 31, 2022.

Year Ended December 31 (Dollars in thousands)	2022
Performing TDRs	$ —
Nonperforming TDRs	3,640
Total TDRs	$ 3,640

Note 5 — Allowance for Credit Losses

Allowance for Loan and Lease Losses

The methodology used to estimate the appropriate level of the allowance for loan and lease losses is described in Note 1, under the heading "Allowance for Credit Losses." The allowance for loan and lease losses at December 31, 2023 and 2022, represents the Company's current estimate of lifetime credit losses inherent in the loan and lease portfolio. The following table shows the changes in the allowance for loan and lease losses, segregated by portfolio segment, for each of the three years ended December 31.

(Dollars in thousands)	Commercial and agricultural	Renewable energy	Auto and light truck	Medium and heavy duty truck	Aircraft	Construction equipment	Commercial real estate	Residential real estate and home equity	Consumer	Total
2023										
Balance, beginning of year	$ 14,635	$ 7,217	$ 18,634	$ 7,566	$ 41,093	$ 24,039	$ 17,431	$ 6,478	$ 2,175	$ 139,268
Charge-offs	4,305	—	729	—	—	54	248	101	1,211	6,648
Recoveries	243	—	5,591	12	967	1,656	11	334	252	9,066
Net charge-offs (recoveries)	4,062	—	(4,862)	(12)	(967)	(1,602)	237	(233)	959	(2,418)
Provision (recovery of provision)	6,812	(607)	(6,638)	1,387	(4,407)	869	6,496	987	967	5,866
Balance, end of year	$ 17,385	$ 6,610	$ 16,858	$ 8,965	$ 37,653	$ 26,510	$ 23,690	$ 7,698	$ 2,183	$ 147,552
2022										
Balance, beginning of year	$ 15,409	$ 6,585	$ 19,624	$ 6,015	$ 33,628	$ 19,673	$ 19,691	$ 5,084	$ 1,783	$ 127,492
Charge-offs	625	—	118	—	—	1,114	538	284	730	3,409
Recoveries	56	—	417	—	785	17	45	160	460	1,940
Net charge-offs (recoveries)	569	—	(299)	—	(785)	1,097	493	124	270	1,469
Provision (recovery of provision)	(205)	632	(1,289)	1,551	6,680	5,463	(1,767)	1,518	662	13,245
Balance, end of year	$ 14,635	$ 7,217	$ 18,634	$ 7,566	$ 41,093	$ 24,039	$ 17,431	$ 6,478	$ 2,175	$ 139,268
2021										
Balance, beginning of year	$ 16,680	$ 5,549	$ 28,926	$ 6,400	$ 34,053	$ 19,166	$ 22,758	$ 5,374	$ 1,748	$ 140,654
Charge-offs	2,930	—	7,797	—	—	856	—	228	712	12,523
Recoveries	812	—	1,316	—	687	473	19	16	341	3,664
Net charge-offs (recoveries)	2,118	—	6,481	—	(687)	383	(19)	212	371	8,859
Provision (recovery of provision)	847	1,036	(2,821)	(385)	(1,112)	890	(3,086)	(78)	406	(4,303)
Balance, end of year	$ 15,409	$ 6,585	$ 19,624	$ 6,015	$ 33,628	$ 19,673	$ 19,691	$ 5,084	$ 1,783	$ 127,492

The allowance for loan and lease losses increased year-over-year in 2023 as most portfolio segments experienced loan growth, offset by a slight decrease in the adjustment to forecast due to a marginally improved outlook. The Company remains cautious on the forward-outlook. The Company's forecast adjustment represents a slight improvement from the prior period but continues to indicate below trend growth expectations during the forecast period. Allowance increases were offset by declines in historical loss rates due to net recovery activity during the year.

Commercial and agricultural – allowance increased year-over-year due to qualitative adjustments to address increased special attention activity and expected stress on small business clients.

Renewable energy – allowance decreased due to a reduction in qualitative adjustments given stable credit quality and no loss history since portfolio inception, offset partially by modest loan growth during the period.

Auto and light truck – allowance decreased due to lower loss ratios due to recoveries in the segment, partially offset by strong loan growth in the core auto rental and leasing segments.

Medium and heavy duty truck – allowance increased due to elevated special attention balances within the portfolio which carry higher reserves. Loan balances fell slightly and the industry outlook has weakened.

Aircraft – the allowance declined due to lower loss ratios from recovery activity primarily in the foreign aircraft segment during the period. Loan growth was flat and credit quality metrics remain stable. The Company carries a higher allowance in this portfolio due to historical risk volatility.

Construction equipment – allowance increase was driven by strong loan growth during the year.

Commercial real estate – the allowance increase was due to selective loan growth across multiple segments and qualitative adjustments addressing construction risk and maturity repricing risk in an elevated interest rate environment.

Residential real estate and home equity – increased allowance due to qualitative adjustments and loan growth.

Consumer – the allowance showed minimal change as qualitative adjustments for increased delinquency and nonperforming activity in the segment offset declining loan balances during the period.

Economic Outlook

As of December 31, 2023, the most significant economic factors impacting the Company's loan portfolios was a below trend domestic growth outlook impacted by elevated inflation and high interest rates, along with various foreign conflicts and resultant increased geopolitical uncertainty. Consumer stressors are building, and the Company remains concerned about small businesses and their ability to control expenses and compete for labor while absorbing the impact of higher interest rates and higher cost of capital. Additionally, tighter lending conditions and the current high-rate environment are impacting commercial real estate activity. The forecast considers global and domestic impacts from these factors as well as other key economic factors such as changes in unemployment, commodity prices, and the housing market which may impact the Company's clients. The Company's assumption was that economic growth will be below trend in 2024 and 2025 with inflation slowly moving back towards the 2% Federal Reserve target rate resulting in an adverse impact on the loan and lease portfolio over the next two years.

As a result of geopolitical risk and economic uncertainty, the Company's future loss estimates may vary considerably from the December 31, 2023 assumptions.

Liability for Credit Losses on Unfunded Loan Commitments

The liability for credit losses inherent in unfunded loan commitments is included in Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition. The following table shows the changes in the liability for credit losses on unfunded loan commitments for each of the three years ended December 31.

(Dollars in thousands)	2023		2022		2021
Balance, beginning of year	$	5,616	$ 4,196	$	4,499
Provision (recovery of provision)		2,566	1,420		(303)
Balance, end of year	$	8,182	$ 5,616	$	4,196

Note 6 — Lease Investments

As a lessor, the Company's loan and lease portfolio includes direct finance leases, which are included in Commercial and Agricultural, Renewable Energy, Auto and Light Truck, Medium and Heavy Duty Truck, Aircraft, and Construction Equipment on the Consolidated Statements of Financial Condition. The Company also finances various types of construction equipment, medium and heavy duty trucks, automobiles and other equipment under leases classified as operating leases, which are included in Equipment Owned Under Operating Leases, Net, on the Consolidated Statements of Financial Condition.

The following table shows the components of the investment in direct finance and operating leases as of December 31.

(Dollars in thousands)	2023		2022
Direct finance leases:			
Minimum lease payments	$	247,256	$ 224,816
Estimated unguaranteed residual values		—	—
Less: Unearned income		(57,927)	(50,633)
Net investment in direct finance leases	$	189,329	$ 174,183
Operating leases:			
Gross investment in operating leases	$	41,368	$ 60,999
Accumulated depreciation		(21,002)	(29,299)
Net investment in operating leases	$	20,366	$ 31,700

The following table shows future minimum lease payments due from clients on direct finance and operating leases at December 31, 2023.

(Dollars in thousands)	Direct Finance Leases		Operating Leases	
2024	$	60,420	$	5,588
2025		47,019		3,239
2026		36,834		1,743
2027		30,475		887
2028		26,118		427
Thereafter		46,390		40
Total	$	**247,256**	$	**11,924**

To mitigate the risk of loss, the Company seeks to diversify both the type of equipment leased and the industries in which the lessees participate. In addition, a portion of the Company's leases are terminal rental adjustment clause or "TRAC" leases where the lessee effectively guarantees the full residual value through a rental adjustment at the end of term or those where partial value is guaranteed ("split-TRAC"), which has a limited residual risk. Under a split-TRAC structure, the limited residual risk would be satisfied first by the net sale proceeds of the leased asset. The lessee's at-risk portion, or top risk, is satisfied last and is subject to repayment as additional rent, if the TRAC amount is not satisfied by the net sale proceeds. The carrying amount of residual assets covered by residual value guarantees was $48.15 million and $29.65 million at December 31, 2023 and December 31, 2022, respectively.

The following table shows interest income recognized from direct finance lease payments and operating lease equipment rental income and related depreciation expense.

(Dollars in thousands)	2023		2022		2021	
Direct finance leases:						
Interest income on lease receivable	$	**13,553**	$	9,008	$	6,634
Operating leases:						
Income related to lease payments	$	**8,837**	$	12,274	$	16,647
Depreciation expense		**7,093**		10,023		13,694

Income related to reimbursements from lessees for personal property tax on operating leased equipment for the years ended December 31, 2023, 2022 and 2021 were $0.27 million, $0.35 million and $0.46 million, respectively. Expense related to personal property tax payments on operating leased equipment for the year ended December 31, 2023, 2022 and 2021 were $0.27 million, $0.35 million and $0.46 million, respectively.

During the years ended December 31, 2023, 2022, and 2021, the Company recorded impairment charges of $0.00 million, $0.06 million, and $0.00 million, respectively. The impairment charges were recorded as a result of the annual review of operating lease residual values and was recognized in Depreciation — Leased Equipment on the Consolidated Statements of Income.

Note 7 — Premises and Equipment

The following table shows premises and equipment as of December 31.

(Dollars in thousands)	2023		2022	
Land	$	**15,729**	$	15,500
Buildings and improvements		**65,526**		61,860
Furniture and equipment		**41,897**		40,404
Total premises and equipment		**123,152**		117,764
Accumulated depreciation and amortization		**(76,993)**		(72,991)
Net premises and equipment	$	**46,159**	$	44,773

Depreciation and amortization of properties and equipment totaled $4.45 million in 2023, $4.60 million in 2022, and $5.09 million in 2021.

Note 8 — Mortgage Servicing Rights

The unpaid principal balance of residential mortgage loans serviced for third parties was $806.05 million at December 31, 2023, compared to $848.96 million at December 31, 2022, and $883.90 million at December 31, 2021.

Amortization expense on MSRs is expected to total $0.57 million, $0.49 million, $0.42 million, $0.36 million, and $0.30 million in 2024, 2025, 2026, 2027, and 2028, respectively. Projected amortization excludes the impact of future asset additions or disposals.

The following table shows changes in the carrying value of MSRs and the associated valuation allowance.

(Dollars in thousands)		2023		2022
Mortgage servicing rights:				
Balance at beginning of year	$	4,137	$	4,671
Additions		378		753
Amortization		(845)		(1,287)
Sales		—		—
Carrying value before valuation allowance at end of year		3,670		4,137
Valuation allowance:				
Balance at beginning of year		—		—
Impairment recoveries		—		—
Balance at end of year	$	—	$	—
Net carrying value of mortgage servicing rights at end of year	$	3,670	$	4,137
Fair value of mortgage servicing rights at end of year	$	**8,151**	$	8,007

At December 31, 2023, the fair value of MSRs exceeded the carrying value reported on the Consolidated Statements of Financial Condition by $4.48 million. This difference represents increases in the fair value of certain MSRs that could not be recorded above cost basis.

Funds held in trust at 1st Source for the payment of principal, interest, taxes and insurance premiums applicable to mortgage loans being serviced for others, were approximately $8.07 million and $8.57 million at December 31, 2023 and December 31, 2022, respectively. Mortgage loan contractual servicing fees, including late fees and ancillary income, were $2.54 million, $2.79 million, and $3.17 million for 2023, 2022, and 2021, respectively. Mortgage loan contractual servicing fees are included in Mortgage Banking Income on the Consolidated Statements of Income.

Note 9 — Intangible Assets and Goodwill

At December 31, 2023, intangible assets consisted of goodwill of $83.90 million and other intangible assets of $0.02 million, which was net of accumulated amortization of $0.12 million. At December 31, 2022, intangible assets consisted of goodwill of $83.87 million and other intangible assets of $0.04 million, which was net of accumulated amortization of $0.10 million. Intangible asset amortization was $0.11 million, $0.02 million, and $0.02 million for 2023, 2022, and 2021, respectively. Amortization on other intangible assets is expected to total $0.02 million, $0.00 million, $0.00 million, $0.00 million, and $0.00 million in 2024, 2025, 2026, 2027, and 2028, respectively.

The following table shows a summary of other intangible assets as of December 31.

(Dollars in thousands)		2023		2022
Other intangibles:				
Gross carrying amount	$	146	$	146
Less: accumulated amortization		(125)		(106)
Net carrying amount	$	**21**	$	40

Note 10 — Deposits

The aggregate amount of certificates of deposit of $250,000 or more and other time deposits of $250,000 or more outstanding at December 31, 2023 and 2022 was $953.09 million and $600.37 million, respectively.

The following table shows the amount of certificates of deposit of $250,000 or more and other time deposits of $250,000 or more outstanding at December 31, 2023, by time remaining until maturity.

(Dollars in thousands)		
Under 3 months	$	169,691
4 – 6 months		95,428
7 – 12 months		240,180
Over 12 months		447,794
Total	$	**953,093**

The following table shows scheduled maturities of time deposits, including both private and public funds, at December 31, 2023.

(Dollars in thousands)	
2024	$ 1,216,845
2025	257,921
2026	144,352
2027	86,942
2028	32,204
Thereafter	422
Total	**$ 1,738,686**

Note 11 — Borrowed Funds and Mandatorily Redeemable Securities

The following table shows the details of long-term debt and mandatorily redeemable securities as of December 31, 2023 and 2022.

(Dollars in thousands)	2023	2022
Federal Home Loan Bank borrowings (1.04% – 2.80%)	$ 20,753	$ 21,315
Mandatorily redeemable securities	21,641	17,905
Other long-term debt	5,517	7,335
Total long-term debt and mandatorily redeemable securities	**$ 47,911**	**$ 46,555**

Annual maturities of long-term debt outstanding at December 31, 2023, for the next five years and thereafter beginning in 2024, are as follows: $12.45 million; $1.41 million; $11.29 million; $0.83 million; $0.20 million; and $21.73 million.

At December 31, 2023, the Federal Home Loan Bank borrowings represented a source of funding for community economic development activities, agricultural loans and general funding for the bank and consisted of five fixed rate notes with maturities ranging from 2024 to 2026. These notes were collateralized by $29.67 million of certain real estate loans.

Mandatorily redeemable securities as of December 31, 2023 and 2022, of $21.64 million and $17.91 million, respectively reflected the "book value" shares under the 1st Source Executive Incentive Plan. See Note 16 - Stock Based Compensation (Stock Award Plans) for additional information. Dividends paid on these shares and changes in book value per share are recorded as Other interest expense on the Consolidated Statements of Income. Total interest expense recorded for 2023, 2022, and 2021 was $3.60 million, $(0.35) million, and $1.79 million, respectively. Negative interest expense recognized during 2022 was due to a decrease in book value per share during the year.

The following table shows the details of short-term borrowings as of December 31, 2023 and 2022.

	2023		2022	
(Dollars in thousands)	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Federal funds purchased	$ —	— %	$ —	— %
Securities sold under agreements to repurchase	55,809	0.37	141,432	0.05
Commercial paper	—	—	3,096	0.03
Federal Home Loan Bank advances	155,000	5.51	70,000	4.16
Federal Reserve advances	100,000	4.83	—	—
Other short-term borrowings	1,550	—	1,001	—
Total short-term borrowings	**$ 312,359**	**4.35 %**	**$ 215,529**	**1.39 %**

Note 12 — Variable Interest Entities

A variable interest entity (VIE) is a partnership, limited liability company, trust or other legal entity that meets any one of the following criteria:

- The entity does not have sufficient equity to conduct its activities without additional subordinated financial support from another party.

- The entity's investors lack the power to direct the activities that most significantly affect the entity's economic performance.

- The entity's at-risk holders do not have the obligation to absorb the losses or the right to receive residual returns.

- The voting rights of some investors are not proportional to their economic interests in the entity, and substantially all of the entity's activities involve, or are conducted on behalf of, investors with disproportionately few voting rights.

The Company is involved in various entities that are considered to be VIEs. The Company's investments in VIEs are primarily related to investments promoting affordable housing, community development and renewable energy sources. Some of these tax-advantaged investments support the Company's regulatory compliance with the Community Reinvestment Act. The Company's investments in these entities generate a return primarily through the realization of federal and state income tax credits and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. These tax credits are recognized as a reduction of tax expense or, for investments qualifying as investment tax credits, as a reduction to the related investment asset. The Company recognized federal and state income tax credits related to its affordable housing and community development tax-advantaged investments in tax expense of $2.66 million, $2.06 million and $2.02 million for the years ended December 31, 2023, 2022 and 2021, respectively. The Company also recognized $37.23 million, $9.83 million and $3.53 million of investment tax credits for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company is not required to consolidate VIEs in which it has concluded it does not have a controlling financial interest, and thus is not the primary beneficiary. In such cases, the Company does not have both the power to direct the entities' most significant activities and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. As a limited partner in these operating partnerships, the Company is allocated credits and deductions associated with the underlying properties. The Company has determined that it is not the primary beneficiary of these investments because the general partners have the power to direct activities that most significantly influence the economic performance of their respective partnerships.

The Company's investments in these unconsolidated VIEs are carried in Other Assets on the Consolidated Statements of Financial Condition. The Company's unfunded capital and other commitments related to these unconsolidated VIEs are generally carried in Other Liabilities on the Consolidated Statements of Financial Condition. The Company's maximum exposure to loss from these unconsolidated VIEs include the investment recorded on the Consolidated Statements of Financial Condition, net of unfunded capital commitments, and previously recorded tax credits which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level. While the Company believes potential losses from these investments are remote, the maximum exposure was determined by assuming a scenario where the community-based business, housing projects and renewable energy projects completely fail and do not meet certain taxing authority compliance requirements resulting in recapture of the related tax credits.

The following table provides a summary of investments in affordable housing, community development and renewable energy VIEs that the Company has not consolidated as of December 31, 2023 and 2022.

(Dollars in thousands)	2023	2022
Investment carrying amount	$ 79,228	$ 70,887
Unfunded capital and other commitments	80,719	64,520
Maximum exposure to loss	59,649	45,020

The Company is required to consolidate VIEs in which it has concluded it has significant involvement in and the ability to direct the activities that impact the entity's economic performance. The Company is the managing general partner of entities to which it shares interest in tax-advantaged investments with a third party. At December 31, 2023 and 2022, approximately $87.37 million and $66.26 million, respectively, of the Company's assets and $0.00 million and $0.00 million, respectively, of its liabilities included on the Consolidated Statements of Financial Condition were related to tax-advantaged investment VIEs which the Company has consolidated. The assets of the consolidated VIE are reported in Other Assets, the liabilities are reported in Other Liabilities and the non-controlling interest is reported in Equity on the Consolidated Statements of Financial Condition. The assets of a particular VIE are the primary source of funds to settle its obligations. The creditors of the VIE do not have recourse to the general credit of the Company. The Company's exposure to the consolidated VIE is generally limited to the carrying value of its variable interest plus any related tax credits previously recognized.

Additionally, the Company sponsors one trust, 1st Source Master Trust (Capital Trust), of which 100% of the common equity is owned by the Company. The Capital Trust was formed in 2007 for the purpose of issuing corporation-obligated mandatorily redeemable capital securities (the capital securities) to third-party investors and investing the proceeds from the sale of the capital securities solely in junior subordinated debenture securities of the Company (the subordinated notes). The subordinated notes held by the Capital Trust are the sole assets of the Capital Trust. The Capital Trust qualifies as a variable interest entity for which the Company is not the primary beneficiary and therefore reported in the financial statements as an unconsolidated subsidiary. The junior subordinated debentures are reflected as subordinated notes on the Consolidated Statements of Financial Condition with the corresponding interest distributions reflected as Interest Expense on the Consolidated Statements of Income. The common shares issued by the Capital Trust are included in Other Assets on the Consolidated Statements of Financial Condition.

Distributions on the capital securities issued by the Capital Trust are payable quarterly at a rate per annum equal to the interest rate being earned by the Capital Trust on the subordinated notes held by the Capital Trust. The capital securities are subject to mandatory redemption, in whole or in part, upon repayment of the subordinated notes. The Company has entered into agreements which, taken collectively, fully and unconditionally guarantee the capital securities subject to the terms of each of the guarantees. The capital securities held by the Capital Trust qualify as Tier 1 capital under Federal Reserve Board guidelines.

The following table shows subordinated notes at December 31, 2023.

(Dollars in thousands)		Amount of Subordinated Notes	Interest Rate	Maturity Date
June 2007 issuance (1)	$	41,238	7.22 %	6/15/2037
August 2007 issuance (2)		17,526	7.13 %	9/15/2037
Total	$	**58,764**		

(1) Fixed rate through life of debt.
(2) 3-Month Term SOFR + the 3-Month tenor spread adjustment + 1.48% through remaining life of debt.

Note 13 — Earnings Per Share

Earnings per common share is computed using the two-class method. Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the applicable period, excluding outstanding participating securities. Participating securities include non-vested restricted stock awards. Non-vested restricted stock awards are considered participating securities to the extent the holders of these securities receive non-forfeitable dividends at the same rate as holders of common stock. Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the dilutive effect of stock compensation using the treasury stock method.

Stock options, where the exercise price was greater than the average market price of the common shares, were excluded from the computation of diluted earnings per common share because the result would have been antidilutive. No stock options were considered antidilutive as of December 31, 2023, 2022 and 2021.

The following table presents a reconciliation of the number of shares used in the calculation of basic and diluted earnings per common share for the three years ending December 31.

(Dollars in thousands - except per share amounts)		2023		2022		2021
Distributed earnings allocated to common stock	$	**32,001**	$	31,095	$	30,369
Undistributed earnings allocated to common stock		**91,735**		88,419		87,237
Net earnings allocated to common stock		**123,736**		119,514		117,606
Net earnings allocated to participating securities		**1,191**		995		928
Net income allocated to common stock and participating securities	$	**124,927**	$	120,509	$	118,534
Weighted average shares outstanding for basic earnings per common share		**24,615,546**		24,687,324		25,038,127
Dilutive effect of stock compensation		**—**		—		—
Weighted average shares outstanding for diluted earnings per common share		**24,615,546**		24,687,324		25,038,127
Basic earnings per common share	$	**5.03**	$	4.84	$	4.70
Diluted earnings per common share	$	**5.03**	$	4.84	$	4.70

Note 14 — Accumulated Other Comprehensive Loss

The following table presents reclassifications out of accumulated other comprehensive loss related to unrealized losses on available-for-sale securities for the two years ending December 31.

(Dollars in thousands)		2023		2022	Affected Line Item in the Statements of Income
Realized losses included in net income	$	(2,926)	$	(184)	(Losses) gains on investment securities available-for-sale
		(2,926)		(184)	Income before income taxes
Tax effect		665		43	Income tax expense
Net of tax	$	(2,261)	$	(141)	Net income

Note 15 — Employee Benefit Plans

The 1st Source Corporation Employee Stock Ownership and Profit Sharing Plan (as amended, the "Plan") includes an employee stock ownership component, which is designed to invest in and hold 1st Source common stock, and a 401(k) plan component, which holds all Plan assets not invested in 1st Source common stock. The Plan encourages diversification of investments with opportunities to change investment elections and contribution levels.

Employees are eligible to participate in the Plan the first of the month following 90 days of employment. The Company matches dollar for dollar on the first 4% of deferred compensation, plus 50 cents on the dollar of the next 2% deferrals. The Company will also contribute to the Plan an amount designated as a fixed 2% employer contribution. The amount of fixed contribution is equal to two percent of the participant's eligible compensation. Additionally, each year the Company may, in its sole discretion, make a discretionary profit sharing contribution. As of December 31, 2023 and 2022, there were 707,404 and 730,151 shares, respectively, of 1st Source Corporation common stock held in relation to employee benefit plans.

The Company contributions are allocated among the participants on the basis of compensation. Each participant's account is credited with cash and/or shares of 1st Source common stock based on that participant's compensation earned during the year. After completing 5 years of service in which they worked at least 1,000 hours per year, a participant will be completely vested in the Company's contribution. An employee is always 100% vested in their deferral. Plan participants are entitled to receive distributions from their Plan accounts in-service and upon termination of service, retirement, or death.

Contribution expense for the years ended December 31, 2023, 2022, and 2021, amounted to $6.76 million, $6.22 million, and $6.31 million, respectively.

Note 16 — Stock Based Compensation

As of December 31, 2023, the Company had four active stock-based employee compensation plans. These plans include three executive stock award plans, the Executive Incentive Plan (EIP), the Restricted Stock Award Plan (RSAP), the Strategic Deployment Incentive Plan (SDP); and the Employee Stock Purchase Plan (ESPP). The 2011 Stock Option Plan was approved by the shareholders on April 21, 2011 but the Company had not made any grants through December 31, 2023. These stock-based employee compensation plans were established to help retain and motivate key employees. All of the plans have been approved by the shareholders of 1st Source Corporation. The Executive Compensation and Human Resources Committee (the "Committee") of the 1st Source Corporation Board of Directors has sole authority to select the employees, establish the awards to be issued, and approve the terms and conditions of each award under the stock-based compensation plans.

Stock-based compensation to employees is recognized as compensation cost on the Consolidated Statements of Income based on their fair values on the measurement date, which, for 1st Source, is the date of grant. Stock-based compensation expense is recognized ratably over the requisite service period for all awards. The total fair value of share awards vested was $3.56 million during 2023, $4.08 million in 2022, and $3.45 million in 2021.

The following table shows the combined summary of activity regarding active stock option and stock award plans.

		Non-Vested Stock Awards Outstanding	
	Shares Available for Grant	Number of Shares	Weighted-Average Grant-Date Fair Value
Balance, January 1, 2021	577,208	291,494	$ 33.71
Shares authorized - 2021 EIP	62,369	—	—
Granted	(79,072)	79,072	36.22
Stock awards vested	—	(92,622)	32.53
Forfeited	250	(3,798)	32.12
Balance, December 31, 2021	560,755	274,146	34.86
Shares authorized - 2022 EIP	287,503	—	—
Granted	(127,198)	127,198	40.44
Stock awards vested	—	(97,640)	34.92
Forfeited	9,131	(15,179)	36.53
Balance, December 31, 2022	730,191	288,525	37.03
Shares authorized - 2023 EIP	**87,271**	**—**	**—**
Granted	**(157,485)**	**157,485**	**41.75**
Stock awards vested	**—**	**(89,352)**	**35.14**
Forfeited	**1,571**	**(5,411)**	**37.91**
Balance, December 31, 2023	**661,548**	**351,247**	**$ 39.61**

Stock Option Plans — Incentive stock option plans include the 2011 Stock Option Plan (the "2011 Plan").

Each award from the plan is evidenced by an award agreement that specifies the option price, the duration of the option, the number of shares to which the option pertains, and such other provisions as the Committee determines. The option price is equal to the fair market value of a share of 1st Source Corporation's common stock on the date of grant. Options granted expire at such time as the Committee determines at the date of grant and in no event does the exercise period exceed a maximum of ten years. Upon merger, consolidation, or other corporate consolidation in which 1st Source Corporation is not the surviving corporation, as defined in the plans, all outstanding options immediately vest.

There were zero stock options exercised during 2023, 2022 or 2021. All shares issued in connection with stock option exercises and non-vested stock awards are issued from available treasury stock.

No stock-based compensation expense related to stock options was recognized in 2023, 2022 or 2021.

The fair value of each option on the date of grant is estimated using the Black-Scholes option pricing model. Expected volatility is based on the historical volatility estimated over a period equal to the expected life of the options. In estimating the fair value of stock options under the Black-Scholes valuation model, separate groups of employees that have similar historical exercise behavior are considered separately. The expected life of the options granted is derived based on past experience and represents the period of time that options granted are expected to be outstanding.

Stock Award Plans — Incentive stock award plans include the EIP, the SDP and the RSAP. The EIP is administered by the Committee. Awards under the EIP and SDP include "book value" shares and "market value" shares of common stock. These shares are awarded annually based on weighted performance criteria and generally vest over a period of five years. The EIP book value shares may only be sold to 1st Source and such sale is mandatory in the event of death, retirement, disability, or termination of employment. The RSAP is designed for key employees. Awards under the RSAP are made to employees recommended by the Chief Executive Officer and approved by the Committee. Shares granted under the RSAP vest over a period of up to ten years and vesting is based upon meeting certain various criteria, including continued employment with 1st Source.

Stock-based compensation expense relating to the EIP, SDP and RSAP totaled $4.89 million in 2023, $3.59 million in 2022, and $4.21 million in 2021. The total income tax benefit recognized in the accompanying Consolidated Statements of Income related to stock-based compensation was $1.11 million in 2023, $0.83 million in 2022, and $0.99 million in 2021. Unrecognized stock-based compensation expense related to non-vested stock awards (EIP/SDP/RSAP) was $10.81 million at December 31, 2023. At such date, the weighted-average period over which this unrecognized expense was expected to be recognized was 3.35 years.

The fair value of non-vested stock awards for the purposes of recognizing stock-based compensation expense is market price of the stock on the measurement date, which, for the Company's purposes is the date of the award.

Employee Stock Purchase Plan — The Company offers an ESPP for substantially all employees with at least two years of service on the effective date of an offering under the plan. Eligible employees may elect to purchase any dollar amount of stock, so long as such amount does not exceed 25% of their base rate of pay and the aggregate stock accrual rate for all offerings does not exceed $25,000 in any calendar year. The purchase price for shares offered is the lower of the closing market bid price for the offering date or the average market bid price for the five business days preceding the offering date. The purchase price and premium/(discount) to the actual market closing price on the offering date for the 2023, 2022, and 2021 offerings were $41.64 (-0.50%), $46.78 (-0.34%), and $49.98 (-0.42%), respectively. Payment for the stock is made through payroll deductions over the offering period, and employees may discontinue the deductions at any time and exercise the option or take the funds out of the program. The most recent offering began June 1, 2023 and runs through June 2, 2025, with $173,280 in stock value to be purchased at $41.64 per share.

Note 17 — Income Taxes

The following table shows the composition of income tax expense.

Year Ended December 31 *(Dollars in thousands)*	2023	2022	2021
Current:			
Federal	$ 40,073	$ 38,779	$ 16,346
State	6,135	6,937	4,586
Total current	46,208	45,716	20,932
Deferred:			
Federal	(7,917)	(7,936)	14,206
State	(1,545)	(1,525)	1,190
Total deferred	(9,462)	(9,461)	15,396
Total provision	$ 36,746	$ 36,255	$ 36,328

The following table shows the reasons for the difference between income tax expense and the amount computed by applying the statutory federal income tax rate (21%) to income before income taxes.

Year Ended December 31 (Dollars in thousands)	2023		2022		2021	
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Statutory federal income tax	$ 33,953	21.0 %	$ 32,925	21.0 %	$ 32,526	21.0 %
(Decrease) increase in income taxes resulting from:						
Tax-exempt interest income	(592)	(0.4)	(504)	(0.3)	(373)	(0.2)
State taxes, net of federal income tax benefit	3,626	2.2	4,275	2.7	4,563	2.9
Other	(241)	(0.1)	(441)	(0.3)	(388)	(0.2)
Total	$ 36,746	22.7 %	$ 36,255	23.1 %	$ 36,328	23.5 %

The tax benefit related to losses on investment securities available-for-sale for the years 2023, 2022, and 2021 was approximately $720,000, $39,000, and $164,000, respectively.

The following table shows the composition of deferred tax assets and liabilities as of December 31, 2023 and 2022.

(Dollars in thousands)	2023	2022
Deferred tax assets:		
Allowance for credit losses	$ 34,957	$ 33,237
Operating lease liability	4,675	4,728
Accruals for employee benefits	4,103	3,752
Tax advantaged partnerships	1,658	—
Net unrealized losses on securities available-for-sale	33,433	46,353
Other	2,405	426
Total deferred tax assets	81,231	88,496
Deferred tax liabilities:		
Differing depreciable bases in premises and leased equipment	5,198	7,373
Right of use assets - leases	5,224	5,037
Differing bases in assets related to acquisitions	4,308	4,305
Tax advantaged partnerships	—	3,823
Other	2,246	245
Total deferred tax liabilities	16,976	20,783
Net deferred tax asset	$ 64,255	$ 67,713

No valuation allowance for deferred tax assets was recorded at December 31, 2023 and 2022 as the Company believes it is more likely than not that all of the deferred tax assets will be realized.

Tax years that remain open and subject to audit include the federal 2020-2023 years and the Indiana 2020-2023 years. The Company does not anticipate a significant change in the amount of uncertain tax positions within the next 12 months.

Note 18 — Contingent Liabilities, Commitments, and Financial Instruments with Off-Balance-Sheet Risk

Contingent Liabilities —1st Source and its subsidiaries are defendants in various legal proceedings arising in the normal course of business. In the opinion of management, based upon present information including the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's consolidated financial position or results of operations.

1st Source Bank sells residential mortgage loans to Fannie Mae as well as FHA-insured, USDA-insured and VA-guaranteed loans in Ginnie Mae mortgage-backed securities. Additionally, the Bank has sold loans on a service released basis to various other financial institutions in the past. The agreements under which the Bank sells these mortgage loans contain various representations and warranties regarding the acceptability of loans for purchase. On occasion, the Bank may be required to indemnify the loan purchaser for credit losses on loans that were later deemed ineligible for purchase or may be required to repurchase a loan. Both circumstances are collectively referred to as "repurchases."

The Company's liability for repurchases, included in Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition, was $0.10 million and $0.17 million as of December 31, 2023 and 2022, respectively. The mortgage repurchase liability represents the Company's best estimate of the loss that it may incur. The estimate is based on specific loan repurchase requests and a historical loss ratio with respect to origination dollar volume. Because the level of mortgage loan repurchase losses are dependent on economic factors, investor demand strategies and other external conditions that may change over the life of the underlying loans, the level of liability for mortgage loan repurchase losses is difficult to estimate and requires considerable management judgment.

Lease Commitments — The Company and its subsidiaries are obligated under operating leases for certain office premises and equipment.

The following table shows operating lease right of use assets and operating lease liabilities as of December 31.

(Dollars in thousands)	Statement of Financial Condition classification	2023		2022
Operating lease right of use assets	Accrued income and other assets	$ 21,692	$	20,916
Operating lease liabilities	Accrued expenses and other liabilities	$ 19,413	$	19,634

The following table shows the components of operating leases expense for the year ended December 31.

(Dollars in thousands)	Statement of Income classification	2023		2022		2021
Operating lease cost	Net occupancy expense	$ 3,721	$	3,527	$	3,480
Short-term lease cost	Net occupancy expense	9		18		20
Variable lease cost	Net occupancy expense	8		8		—
Total operating lease cost		**$ 3,738**	**$**	**3,553**	**$**	**3,500**

The following table shows future minimum rental commitments for all noncancellable operating leases with an initial term longer than 12 months for the next five years and thereafter.

(Dollars in thousands)		
2024	$	4,371
2025		3,985
2026		3,388
2027		2,691
2028		1,392
Thereafter		7,780
Total lease payments		23,607
Less: imputed interest		(4,194)
Present value of operating lease liabilities	**$**	**19,413**

The following table shows the weighted average remaining operating lease term, the weighted average discount rate and supplemental Consolidated Statement of Cash Flows information for operating leases at December 31.

(Dollars in thousands)	2023		2022		2021
Weighted average remaining lease term	**9.31 years**		9.33 years		9.31 years
Weighted average discount rate	**4.28 %**		1.85 %		1.75 %
Cash paid for amounts included in the measurement of lease liabilities:					
Operating cash flows from operating leases	**$ 4,508**	$	4,298	$	4,006

There were no new significant leases that had not yet commenced as of December 31, 2023.

Financial Instruments with Off-Balance-Sheet Risk — To meet the financing needs of its clients, 1st Source and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business. These off-balance-sheet financial instruments include commitments to originate and sell loans and standby letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Statements of Financial Condition.

Financial instruments, whose contract amounts represent credit risk as of December 31, were as follows:

(Dollars in thousands)		**2023**		2022
Amounts of commitments:				
Loan commitments to extend credit	$	**1,454,506**	$	1,234,866
Standby letters of credit	$	**17,287**	$	18,055
Commercial and similar letters of credit	$	**7,047**	$	2,368

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for loan commitments and standby letters of credit is represented by the dollar amount of those instruments. The Company uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Loan commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company grants mortgage loan commitments to borrowers subject to normal loan underwriting standards. The interest rate risk associated with these loan commitments is managed by entering into contracts for future deliveries of loans.

Standby letters of credit are conditional commitments issued to guarantee the performance of a client to a third party. The credit risk involved in and collateral obtained when issuing standby letters of credit are essentially the same as those involved in extending loan commitments to clients. Standby letters of credit generally have terms ranging from two months to one year.

Commercial letters of credit are issued specifically to facilitate commerce and typically result in the commitment being drawn on when the underlying transaction is consummated between the customer and the third party. Commercial letters of credit generally have terms ranging from two months to six months.

Note 19 — Derivative Financial Instruments

Commitments to originate residential mortgage loans held for sale and forward commitments to sell residential mortgage loans are considered derivative instruments. See Note 18 for further information.

The Company has certain interest rate derivative positions that are not designated as hedging instruments. Derivative assets and liabilities are recorded at fair value on the Consolidated Statements of Financial Condition and do not take into account the effects of master netting agreements. Master netting agreements allow the Company to settle all derivative contracts held with a single counterparty on a net basis, and to offset net derivative positions with related collateral, where applicable. These derivative positions relate to transactions in which the Company enters into an interest rate swap with a client while at the same time entering into an offsetting interest rate swap with another financial institution. In connection with each transaction, the Company agrees to pay interest to the client on a notional amount at a variable interest rate and receive interest from the client on the same notional amount at a fixed interest rate. At the same time, the Company agrees to pay another financial institution the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount. The transaction allows the client to effectively convert a variable rate loan to a fixed rate. Because the terms of the swaps with the customers and the other financial institution offset each other, with the only difference being counterparty credit risk, changes in the fair value of the underlying derivative contracts are not materially different and do not significantly impact the Company's results of operations.

The following table shows the amounts of non-hedging derivative financial instruments at December 31, 2023 and 2022.

			Asset derivatives			Liability derivatives		
(Dollars in thousands)		Notional or contractual amount	Statement of Financial Condition classification		Fair value	Statement of Financial Condition classification		Fair value
Interest rate swap contracts	$	**1,085,618**	Other assets	$	**22,704**	Other liabilities	$	**23,140**
Loan commitments		**2,824**	Mortgages held for sale		**107**	N/A		**—**
Forward contracts - mortgage loan		**3,500**	N/A		**—**	Mortgages held for sale		**16**
Total - December 31, 2023	$	**1,091,942**		$	**22,811**		$	**23,156**
Interest rate swap contracts	$	881,600	Other assets	$	24,838	Other liabilities	$	25,307
Loan commitments		2,638	Mortgages held for sale		67	N/A		—
Forward contracts - mortgage loan		3,750	Mortgages held for sale		24	N/A		—
Total - December 31, 2022	$	887,988		$	24,929		$	25,307

The following table shows the amounts included on the Consolidated Statements of Income for non-hedging derivative financial instruments at December 31, 2023, 2022 and 2021.

| | | Gain (loss) | | |
(Dollars in thousands)	Statement of Income classification	2023	2022	2021
Interest rate swap contracts	Other expense	$ 33	$ (32)	$ 591
Interest rate swap contracts	Other income	1,310	83	410
Loan commitments	Mortgage banking	40	(385)	(1,035)
Forward contracts - mortgage loan	Mortgage banking	(40)	35	279
Total		$ 1,343	$ (299)	$ 245

The following table shows the offsetting of financial assets and derivative assets at December 31, 2023 and 2022.

| | | | | Gross Amounts Not Offset in the Statement of Financial Condition | | |
(Dollars in thousands)	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Received	Net Amount
December 31, 2023						
Interest rate swaps	$ 22,704	$ —	$ 22,704	$ —	$ 10,795	$ 11,909
December 31, 2022						
Interest rate swaps	$ 24,838	$ —	$ 24,838	$ —	$ 25,295	$ (457)

The following table shows the offsetting of financial liabilities and derivative liabilities at December 31, 2023 and 2022.

| | | | | Gross Amounts Not Offset in the Statement of Financial Condition | | |
(Dollars in thousands)	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Pledged	Net Amount
December 31, 2023						
Interest rate swaps	$ 23,140	$ —	$ 23,140	$ —	$ —	$ 23,140
Repurchase agreements	55,809	—	55,809	55,809	—	—
Total	$ 78,949	$ —	$ 78,949	$ 55,809	$ —	$ 23,140
December 31, 2022						
Interest rate swaps	$ 25,307	$ —	$ 25,307	$ —	$ —	$ 25,307
Repurchase agreements	141,432	—	141,432	141,432	—	—
Total	$ 166,739	$ —	$ 166,739	$ 141,432	$ —	$ 25,307

If a default in performance of any obligation of a repurchase or derivative agreement occurs, each party will set-off property held, or loan indebtedness owing, in respect of transactions against obligations owing in respect of any other transactions. At December 31, 2023 and December 31, 2022, repurchase agreements had a remaining contractual maturity of $54.46 million and $138.08 million in overnight and $1.35 million and $3.35 million in up to 30 days, respectively and were collateralized by U.S. Treasury and Federal agencies securities.

Note 20 — Regulatory Matters

The Company is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total capital, Tier 1 capital, and common equity Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. The Company believes that it meets all capital adequacy requirements to which it is subject.

The most recent notification from the Federal bank regulators categorized 1st Source Bank, the largest of its subsidiaries, as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier 1 risk-based, common equity Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that the Company believes will have changed the institution's category.

As discussed in Note 12, the capital securities held by the Capital Trusts qualify as Tier 1 capital under Federal Reserve Board guidelines. The following table shows the actual and required capital amounts and ratios for 1st Source Corporation and 1st Source Bank as of December 31, 2023 and 2022.

(Dollars in thousands)	Actual		Minimum Capital Adequacy		Minimum Capital Adequacy with Capital Buffer		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
2023								
Total Capital (to Risk-Weighted Assets):								
1st Source Corporation	$ 1,248,905	16.25 %	$ 614,880	8.00 %	$807,031	10.50 %	$ 768,601	10.00 %
1st Source Bank	1,168,672	15.21	614,547	8.00	806,593	10.50	768,184	10.00
Tier 1 Capital (to Risk-Weighted Assets):								
1st Source Corporation	1,152,093	14.99	461,160	6.00	653,311	8.50	614,880	8.00
1st Source Bank	1,071,912	13.95	460,910	6.00	652,956	8.50	614,547	8.00
Common Equity Tier 1 Capital (to Risk-Weighted Assets):								
1st Source Corporation	1,016,398	13.22	345,870	4.50	538,020	7.00	499,590	6.50
1st Source Bank	993,217	12.93	345,683	4.50	537,729	7.00	499,319	6.50
Tier 1 Capital (to Average Assets):								
1st Source Corporation	1,152,093	13.26	347,512	4.00	N/A	N/A	434,390	5.00
1st Source Bank	1,071,912	12.34	347,397	4.00	N/A	N/A	434,246	5.00
2022								
Total Capital (to Risk-Weighted Assets):								
1st Source Corporation	$ 1,137,984	16.10 %	$ 565,314	8.00 %	$741,975	10.50 %	$ 706,643	10.00 %
1st Source Bank	1,060,292	15.01	565,119	8.00	741,718	10.50	706,398	10.00
Tier 1 Capital (to Risk-Weighted Assets):								
1st Source Corporation	1,048,955	14.84	423,986	6.00	600,647	8.50	565,314	8.00
1st Source Bank	971,294	13.75	423,839	6.00	600,439	8.50	565,119	8.00
Common Equity Tier 1 Capital (to Risk-Weighted Assets):								
1st Source Corporation	932,257	13.19	317,989	4.50	494,650	7.00	459,318	6.50
1st Source Bank	911,596	12.90	317,879	4.50	494,479	7.00	459,159	6.50
Tier 1 Capital (to Average Assets):								
1st Source Corporation	1,048,955	12.63	332,287	4.00	N/A	N/A	415,359	5.00
1st Source Bank	971,294	11.70	332,125	4.00	N/A	N/A	415,156	5.00

The Bank was not required to maintain noninterest bearing cash balances with the Federal Reserve Bank as of December 31, 2023 and 2022.

Dividends that may be paid by a subsidiary bank to the parent company are subject to certain legal and regulatory limitations and also may be affected by capital needs, as well as other factors.

Due to the Company's mortgage activities, 1st Source Bank is required to maintain minimum net worth capital requirements established by various governmental agencies. 1st Source Bank's net worth requirements are governed by the Department of Housing and Urban Development and GNMA. As of December 31, 2023, 1st Source Bank met its minimum net worth capital requirements.

Note 21 — Fair Value Measurements

The Company determines the fair values of its financial instruments based on the fair value hierarchy, which requires an entity to maximize the use of quoted prices and observable inputs and to minimize the use of unobservable inputs when measuring fair value. The Company elected fair value accounting for mortgages held for sale and for its best-efforts forward sales commitments. The Company economically hedges its mortgages held for sale at the time the interest rate locks are issued to the customers. The Company believes the election for mortgages held for sale will reduce certain timing differences and better match changes in the value of these assets with changes in the value of the derivatives or best-efforts forward sales commitments. At December 31, 2023 and 2022, all mortgages held for sale are carried at fair value.

The following table shows the differences between fair value carrying amount of mortgages held for sale measured at fair value and the aggregate unpaid principal amount the Company is contractually entitled to receive at maturity on December 31, 2023 and 2022.

(Dollars in thousands)	Fair value carrying amount		Aggregate unpaid principal		Excess of fair value carrying amount over (under) unpaid principal		
December 31, 2023							
Mortgages held for sale reported at fair value:							
Total Loans	$	1,442	$	1,297	$	145	(1)
December 31, 2022							
Mortgages held for sale reported at fair value:							
Total Loans	$	3,914	$	3,766	$	148	(1)

(1) The excess of fair value carrying amount over (under) unpaid principal is included in mortgage banking income and includes changes in fair value at and subsequent to funding and gains and losses on the related loan commitment prior to funding.

Financial Instruments on Recurring Basis:

The following is a description of the valuation methodologies used for financial instruments measured at fair value on a recurring basis:

Investment securities available-for-sale are valued primarily by a third-party pricing agent. Prices supplied by the independent pricing agent, as well as their pricing methodologies and assumptions, are reviewed by the Company for reasonableness and to ensure such prices are aligned with market levels. In general, the Company's investment securities do not possess a complex structure that could introduce greater valuation risk. The portfolio mainly consists of traditional investments including U.S. Treasury and Federal agencies securities, Federal agency mortgage pass-through securities, and general obligation and revenue municipal bonds. Pricing for such instruments is fairly generic and is easily obtained. On a quarterly basis, prices supplied by the pricing agent are validated by comparison to prices obtained from other third party sources for a material portion of the portfolio.

The valuation policy and procedures for Level 3 fair value measurements of available-for-sale debt securities are decided through collaboration between management of the Corporate Accounting and Funds Management departments. The changes in fair value measurement for Level 3 securities are analyzed on a periodic basis under a collaborative framework with the aforementioned departments. The methodology and variables used for input are derived from the combination of observable and unobservable inputs. The unobservable inputs are determined through internal assumptions that may vary from period to period due to external factors, such as market movement and credit rating adjustments.

Both the market and income valuation approaches are implemented using the following types of inputs:

- U.S. treasuries are priced using the market approach and utilizing live data feeds from active market exchanges for identical securities.

- Government-sponsored agency debt securities and corporate bonds are primarily priced using available market information through processes such as benchmark curves, market valuations of like securities, sector groupings and matrix pricing.

- Other government-sponsored agency securities, mortgage-backed securities and some of the actively traded REMICs and CMOs, are primarily priced using available market information including benchmark yields, prepayment speeds, spreads and volatility of similar securities.

- State and political subdivisions are largely grouped by characteristics, i.e., geographical data and source of revenue in trade dissemination systems. Since some securities are not traded daily and due to other grouping limitations, active market quotes are often obtained using benchmarking for like securities. Local direct placement municipal securities, with very little market activity, are priced using an appropriate market yield curve which incorporates a credit spread assumption.

Mortgages held for sale and the related loan commitments and forward contracts (economic hedges) are valued by a third party pricing agent. Prices supplied by the independent pricing agent, as well as their pricing methodologies, are reviewed by the Company for reasonableness and to ensure such prices are aligned with market values. On a quarterly basis, prices supplied by the pricing agent are validated by comparison to the prices obtained from other third party sources.

Interest rate swap positions, both assets and liabilities, are valued by a third-party pricing agent using an income approach and utilizing models that use as their basis readily observable market parameters. This valuation process considers various factors including interest rate yield curves, time value and volatility factors. Validation of third-party agent valuations is accomplished by comparing those values to the Company's swap counterparty valuations. Management believes an adjustment is required to "mid-market" valuations for derivatives tied to its performing loan portfolio to recognize the imprecision and related exposure inherent in the process of estimating expected credit losses as well as velocity of deterioration evident with systemic risks embedded in these portfolios. Any change in the mid-market derivative valuation adjustment will be recognized immediately through the Consolidated Statements of Income.

The following table shows the balance of assets and liabilities measured at fair value on a recurring basis.

(Dollars in thousands)	Level 1	Level 2	Level 3	Total
December 31, 2023				
<u>Assets:</u>				
Investment securities available-for-sale:				
U.S. Treasury and Federal agencies securities	$ 541,461	$ 381,405	$ —	$ 922,866
U.S. States and political subdivisions securities	—	91,403	1,161	92,564
Mortgage-backed securities - Federal agencies	—	598,252	—	598,252
Corporate debt securities	—	8,329	—	8,329
Foreign government and other securities	—	589	—	589
Total debt securities available-for-sale	541,461	1,079,978	1,161	1,622,600
Mortgages held for sale	—	1,442	—	1,442
Accrued income and other assets (interest rate swap agreements)	—	22,704	—	22,704
Total	$ 541,461	$ 1,104,124	$ 1,161	$ 1,646,746
<u>Liabilities:</u>				
Accrued expenses and other liabilities (interest rate swap agreements)	$ —	$ 23,140	$ —	$ 23,140
Total	$ —	$ 23,140	$ —	$ 23,140
December 31, 2022				
<u>Assets:</u>				
Investment securities available-for-sale:				
U.S. Treasury and Federal agencies securities	$ 573,679	$ 424,919	$ —	$ 998,598
U.S. States and political subdivisions securities	—	121,298	1,464	122,762
Mortgage-backed securities - Federal agencies	—	637,058	—	637,058
Corporate debt securities	—	16,131	—	16,131
Foreign government and other securities	—	579	—	579
Total debt securities available-for-sale	573,679	1,199,985	1,464	1,775,128
Mortgages held for sale	—	3,914	—	3,914
Accrued income and other assets (interest rate swap agreements)	—	24,838	—	24,838
Total	$ 573,679	$ 1,228,737	$ 1,464	$ 1,803,880
<u>Liabilities:</u>				
Accrued expenses and other liabilities (interest rate swap agreements)	$ —	$ 25,307	$ —	$ 25,307
Total	$ —	$ 25,307	$ —	$ 25,307

The following table shows the changes in Level 3 assets and liabilities measured at fair value on a recurring basis.

(Dollars in thousands)		U.S. States and political subdivisions securities
Beginning balance January 1, 2023	$	1,464
Total gains or losses (realized/unrealized):		
Included in earnings		—
Included in other comprehensive income		(43)
Purchases		3,000
Issuances		—
Sales		—
Settlements		—
Maturities		(3,260)
Transfers into Level 3		—
Transfers out of Level 3		—
Ending balance December 31, 2023	$	1,161
Beginning balance January 1, 2022	$	1,849
Total gains or losses (realized/unrealized):		
Included in earnings		—
Included in other comprehensive income		(135)
Purchases		3,000
Issuances		—
Sales		—
Settlements		—
Maturities		(3,250)
Transfers into Level 3		—
Transfers out of Level 3		—
Ending balance December 31, 2022	$	1,464

There were no gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets and liabilities still held at December 31, 2023 or 2022.

The following table shows the valuation methodology and unobservable inputs for Level 3 assets and liabilities measured at fair value on a recurring basis.

(Dollars in thousands)	Fair value	Valuation Methodology	Unobservable Inputs	Range of Inputs	Weighted Average
December 31, 2023					
Debt securities available-for-sale					
Direct placement municipal securities	$ 1,161	Discounted cash flows	Credit spread assumption	0.31% - 5.28%	4.28 %
December 31, 2022					
Debt securities available-for-sale					
Direct placement municipal securities	$ 1,464	Discounted cash flows	Credit spread assumption	0.22% - 4.09%	3.49 %

Financial Instruments on Non-recurring Basis:

The Company may be required, from time to time, to measure certain other financial assets at fair value on a non-recurring basis in accordance with GAAP. These adjustments to fair value usually result from application of lower of cost or market accounting or impairment charges of individual assets.

The Credit Policy Committee (CPC), a management committee, is responsible for overseeing the valuation processes and procedures for Level 3 measurements of impaired loans, other real estate and repossessions. The CPC reviews these assets on a quarterly basis to determine the accuracy of the observable inputs, generally third-party appraisals, auction values, values derived from trade publications and data submitted by the borrower, and the appropriateness of the unobservable inputs, generally discounts due to current market conditions and collection issues. The CPC establishes discounts based on asset type and valuation source; deviations from the standard are documented. The discounts are reviewed periodically, annually at a minimum, to determine they remain appropriate. Consideration is given to current trends in market values for the asset categories and gain and losses on sales of similar assets. The Loan and Funds Management Committee of the Board of Directors is responsible for overseeing the CPC.

Discounts vary depending on the nature of the assets and the source of value. Aircraft are generally valued using quarterly trade publications adjusted for engine time, condition, maintenance programs, discounted by 10%. Likewise, autos are valued using current auction values, discounted by 10%; medium and heavy duty trucks are valued using trade publications and auction values, discounted by 15%. Construction equipment is generally valued using trade publications and auction values, discounted by 20%. Real estate is valued based on appraisals or evaluations, discounted by 20% at a minimum with higher discounts for property in poor condition or property with characteristics which may make it more difficult to market. Commercial loans subject to borrowing base certificates are generally discounted by 20% for receivables and 40% - 75% for inventory with higher discounts when monthly borrowing base certificates are not required or received.

Collateral-dependent impaired loans and related write-downs are based on the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are reviewed quarterly and estimated using customized discounting criteria, appraisals and dealer and trade magazine quotes which are used in a market valuation approach. In accordance with fair value measurements, only impaired loans for which an allowance for loan loss has been established based on the fair value of collateral require classification in the fair value hierarchy. As a result, only a portion of the Company's impaired loans are classified in the fair value hierarchy.

The Company has established MSRs valuation policies and procedures based on industry standards and to ensure valuation methodologies are consistent and verifiable. MSRs and related adjustments to fair value result from application of lower of cost or fair value accounting. For purposes of impairment, MSRs are stratified based on the predominant risk characteristics of the underlying servicing, principally by loan type. The fair value of each tranche of the servicing portfolio is estimated by calculating the present value of estimated future net servicing cash flows, taking into consideration actual and expected mortgage loan prepayment rates, discount rates, servicing costs, and other economic factors. Prepayment rates and discount rates are derived through a third-party pricing agent. Changes in the most significant inputs, including prepayment rates and discount rates, are compared to the changes in the fair value measurements and appropriate resolution is made. A fair value analysis is also obtained from an independent third-party agent and compared to the internal valuation for reasonableness. MSRs do not trade in an active, open market with readily observable prices and though sales of MSRs do occur, precise terms and conditions typically are not readily available and the characteristics of the Company's servicing portfolio may differ from those of any servicing portfolios that do trade.

Other real estate is based on the fair value of the underlying collateral less expected selling costs. Collateral values are estimated primarily using appraisals and reflect a market value approach. Fair values are reviewed quarterly and new appraisals are obtained annually. Repossessions are similarly valued.

For assets measured at fair value on a nonrecurring basis the following represents impairment charges (recoveries) recognized on these assets during the year ended December 31, 2023 and 2022, respectively: collateral-dependent impaired loans - $4.28 million and $0.00 million; MSRs - $0.00 million and $0.00 million; repossessions - $0.00 million and $0.00 million, and other real estate - $0.00 million and $0.00 million.

The following table shows the carrying value of assets measured at fair value on a non-recurring basis.

(Dollars in thousands)	Level 1		Level 2		Level 3		Total	
December 31, 2023								
Collateral-dependent impaired loans	$	—	$	—	$	6,289	$	6,289
Accrued income and other assets (mortgage servicing rights)		—		—		3,670		3,670
Accrued income and other assets (repossessions)		—		—		705		705
Accrued income and other assets (other real estate)		—		—		—		—
Total	$	—	$	—	$	10,664	$	10,664
December 31, 2022								
Collateral-dependent impaired loans	$	—	$	—	$	—	$	—
Accrued income and other assets (mortgage servicing rights)		—		—		4,137		4,137
Accrued income and other assets (repossessions)		—		—		327		327
Accrued income and other assets (other real estate)		—		—		104		104
Total	$	—	$	—	$	4,568	$	4,568

The following table shows the valuation methodology and unobservable inputs for Level 3 assets and liabilities measured at fair value on a non-recurring basis.

(Dollars in thousands)	Carrying Value	Fair Value	Valuation Methodology	Unobservable Inputs	Range of Inputs	Weighted Average
December 31, 2023						
Collateral-dependent impaired loans	$ 6,289	$ 6,289	Collateral based measurements including appraisals, trade publications, and auction values	Discount for lack of marketability and current conditions	10% - 20%	13.9 %
Mortgage servicing rights	3,670	8,151	Discounted cash flows	Constant prepayment rate (CPR)	6.1% - 17.6%	7.3 %
				Discount rate	11.0% - 13.1%	11.2 %
Repossessions	705	757	Appraisals, trade publications and auction values	Discount for lack of marketability	0% - 10%	8 %
Other real estate	—	—	Appraisals	Discount for lack of marketability	0% - 0%	0 %
December 31, 2022						
Collateral-dependent impaired loans	$ —	$ —	Collateral based measurements including appraisals, trade publications, and auction values	Discount for lack of marketability and current conditions	0% - 0%	— %
Mortgage servicing rights	4,137	8,007	Discounted cash flows	Constant prepayment rate (CPR)	7.6% - 9.6%	8.2 %
				Discount rate	11.4% - 14.2%	11.5 %
Repossessions	327	370	Appraisals, trade publications and auction values	Discount for lack of marketability	2% - 9%	7 %
Other real estate	104	104	Appraisals	Discount for lack of marketability	0% - 0%	**0 %**

GAAP requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring or non-recurring basis.

The following table shows the fair values of the Company's financial instruments.

(Dollars in thousands)	Carrying or Contract Value		Fair Value		Level 1		Level 2		Level 3
December 31, 2023									
Assets:									
Cash and due from banks	$	77,474	$	77,474	$	77,474	$	—	$	—
Federal funds sold and interest bearing deposits with other banks		52,194		52,194		52,194		—		—
Investment securities, available-for-sale		1,622,600		1,622,600		541,461		1,079,978		1,161
Other investments		25,075		25,075		25,075		—		—
Mortgages held for sale		1,442		1,442		—		1,442		—
Loans and leases, net of allowance for loan and lease losses		6,370,953		6,204,791		—		—		6,204,791
Mortgage servicing rights		3,670		8,151		—		—		8,151
Accrued interest receivable		30,232		30,232		—		30,232		—
Interest rate swaps		22,704		22,704		—		22,704		—
Liabilities:									
Deposits	$	7,038,581	$	7,033,549	$	5,299,896	$	1,733,653	$	—
Short-term borrowings		312,359		312,359		56,013		256,346		—
Long-term debt and mandatorily redeemable securities		47,911		47,098		—		47,098		—
Subordinated notes		58,764		55,842		—		55,842		—
Accrued interest payable		29,520		29,520		—		29,520		—
Interest rate swaps		23,140		23,140		—		23,140		—
Off-balance-sheet instruments *		—		120		—		120		—
December 31, 2022									
Assets:									
Cash and due from banks	$	84,703	$	84,703	$	84,703	$	—	$	—
Federal funds sold and interest bearing deposits with other banks		38,094		38,094		38,094		—		—
Investment securities, available-for-sale		1,775,128		1,775,128		573,679		1,199,985		1,464
Other investments		25,293		25,293		25,293		—		—
Mortgages held for sale		3,914		3,914		—		3,914		—
Loans and leases, net of allowance for loan and lease losses		5,871,894		5,712,972		—		—		5,712,972
Mortgage servicing rights		4,137		8,007		—		—		8,007
Accrued interest receivable		24,747		24,747		—		24,747		—
Interest rate swaps		24,838		24,838		—		24,838		—
Liabilities:									
Deposits	$	6,928,265	$	6,909,392	$	5,787,806	$	1,121,586	$	—
Short-term borrowings		215,529		215,529		139,079		76,450		—
Long-term debt and mandatorily redeemable securities		46,555		45,111		—		45,111		—
Subordinated notes		58,764		51,398		—		51,398		—
Accrued interest payable		5,999		5,999		—		5,999		—
Interest rate swaps		25,307		25,307		—		25,307		—
Off-balance-sheet instruments *		—		108		—		108		—

* Represents estimated cash outflows required to currently settle the obligations at current market rates.

These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. These estimates are subjective in nature and require considerable judgment to interpret market data. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange, nor are they intended to represent the fair value of the Company as a whole. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value estimates presented herein are based on pertinent information available to management as of the respective balance sheet date. Although the Company is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

Other significant assets, such as premises and equipment, other assets, and liabilities not defined as financial instruments, are not included in the above disclosures. Also, the fair value estimates for deposits do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Note 22 — 1st Source Corporation (Parent Company Only) Financial Information

STATEMENTS OF FINANCIAL CONDITION

December 31 *(Dollars in thousands)*		2023		2022
ASSETS				
Cash and cash equivalents	$	**105,889**	$	104,678
Short-term investments with bank subsidiary		**500**		500
Investments in:				
Bank subsidiaries		**965,688**		842,707
Non-bank subsidiaries		**1**		1
Right of use assets		**13,895**		14,730
Other assets		**6,821**		6,234
Total assets	$	**1,092,794**	$	968,850
LIABILITIES AND SHAREHOLDERS' EQUITY				
Commercial paper	$	**—**	$	3,096
Long-term debt and mandatorily redeemable securities		**27,158**		25,240
Subordinated notes		**58,764**		58,764
Operating lease liability		**11,682**		13,509
Other liabilities		**5,622**		4,173
Total liabilities		**103,226**		104,782
Total shareholders' equity		**989,568**		864,068
Total liabilities and shareholders' equity	$	**1,092,794**	$	968,850

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Year Ended December 31 *(Dollars in thousands)*		2023		2022		2021
Income:						
Dividends from bank subsidiary	$	**50,152**	$	49,588	$	46,207
Rental income from subsidiaries		**1,832**		1,740		1,873
Other		**239**		148		146
Investment securities and other investment gains		**261**		353		342
Total income		**52,484**		51,829		48,568
Expenses:						
Interest on subordinated notes		**4,174**		3,550		3,267
Interest on long-term debt and mandatorily redeemable securities		**3,606**		(341)		1,799
Interest on commercial paper and other short-term borrowings		**2**		1		3
Occupancy		**1,718**		1,625		1,722
Other		**917**		890		711
Total expenses		**10,417**		5,725		7,502
Income before income tax benefit and equity in undistributed income of subsidiaries		**42,067**		46,104		41,066
Income tax benefit		**1,246**		1,099		998
Income before equity in undistributed income of subsidiaries		**43,313**		47,203		42,064
Equity in undistributed income of subsidiaries:						
Bank subsidiaries		**81,621**		73,329		76,493
Net income	$	**124,934**	$	120,532	$	118,557
Comprehensive income (loss)	$	**166,301**	$	(17,297)	$	90,325

STATEMENTS OF CASH FLOWS

Year Ended December 31 *(Dollars in thousands)*		2023		2022		2021
Operating activities:						
Net income	$	**124,934**	$	120,532	$	118,557
Adjustments to reconcile net income to net cash provided by operating activities:						
Equity (undistributed) distributed in excess of income of subsidiaries		**(81,621)**		(73,329)		(76,493)
Depreciation of premises and equipment		**—**		—		1
Amortization of right of use assets		**1,354**		1,376		1,346
Stock-based compensation		**152**		120		102
Realized/unrealized investment securities and other investment gains		**(261)**		(353)		(342)
Other		**2,863**		(702)		1,556
Net change in operating activities		**47,421**		47,644		44,727
Investing activities:						
Net change in partnership investments		**(246)**		102		(74)
Net change in investing activities		**(246)**		102		(74)
Financing activities:						
Net change in commercial paper		**(3,096)**		(871)		(800)
Proceeds from issuance of long-term debt and mandatorily redeemable securities		**1,908**		1,862		1,738
Payments on long-term debt and mandatorily redeemable securities		**(2,887)**		(2,708)		(2,427)
Stock issued under stock purchase plans		**78**		252		90
Net proceeds from issuance of treasury stock		**3,576**		2,792		2,523
Acquisition of treasury stock		**(12,469)**		(6,836)		(33,136)
Cash dividends paid on common stock		**(33,074)**		(32,102)		(31,340)
Net change in financing activities		**(45,964)**		(37,611)		(63,352)
Net change in cash and cash equivalents		**1,211**		10,135		(18,699)
Cash and cash equivalents, beginning of year		**104,678**		94,543		113,242
Cash and cash equivalents, end of year	$	**105,889**	$	104,678	$	94,543

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

Item 9A. Controls and Procedures.

1st Source carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, at December 31, 2023, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by 1st Source in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and are designed to ensure that information required to be disclosed in those reports is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

In addition, there were no changes in our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) during the fourth fiscal quarter of 2023 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of 1st Source Corporation ("1st Source") is responsible for establishing and maintaining adequate internal control over financial reporting. 1st Source's internal control over financial reporting includes policies and procedures pertaining to 1st Source's ability to record, process, and report reliable information. Actions are taken to correct any deficiencies as they are identified through internal and external audits, regular examinations by bank regulatory agencies, 1st Source's formal risk management process, and other means. 1st Source's internal control system is designed to provide reasonable assurance to 1st Source's management and Board of Directors regarding the preparation and fair presentation of 1st Source's published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

1st Source's management assessed the effectiveness of internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework* (2013 framework). Based on management's assessment, 1st Source believes that, as of December 31, 2023, 1st Source's internal control over financial reporting is effective based on those criteria.

FORVIS LLP, independent registered public accounting firm, which also audited 1st Source's consolidated financial statements for the year ended December 31, 2023, has issued an attestation report on management's assessment of 1st Source's internal control over financial reporting. This report appears on page 39.

By	/s/ CHRISTOPHER J. MURPHY III
	Christopher J. Murphy III, Chief Executive Officer

By	/s/ BRETT A. BAUER
	Brett A. Bauer, Treasurer and Chief Financial Officer

South Bend, Indiana

Item 9B. Other Information.

During the three months ended December 31, 2023, there were no "Rule 10b5-1 trading plans" or "non-Rule 10b5-1 trading arrangements" adopted, modified or terminated by any director or officer of the Company (as each term is defined in Item 408(a) of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

Item 10. Directors, Executive Officers and Corporate Governance.

The information under the caption "Proposal Number 1: Election of Directors," "Board Committees and Other Corporate Governance Matters," and "Delinquent Section 16(a) Reports" of the 2024 Proxy Statement is incorporated herein by reference.

Item 11. Executive Compensation.

The information under the caption "Compensation Discussion & Analysis" of the 2024 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information under the caption "Voting Securities and Principal Holders Thereof" and "Proposal Number 1: Election of Directors" of the 2024 Proxy Statement is incorporated herein by reference.

The following table shows Equity Compensation Plan Information as of December 31, 2023.

	(A) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans [excluding securities reflected in column (A)]	
Equity compensation plans approved by shareholders				
2011 Stock Option Plan	—	$ —	250,000	
1997 Employee Stock Purchase Plan	8,308	44.40	105,282	
1982 Executive Incentive Plan	—	—	206,526	(1)(2)(3)
1982 Restricted Stock Award Plan	—	—	106,377	(2)
Strategic Deployment Incentive Plan	—	—	98,645	(2)(3)
Total plans approved by shareholders	**8,308**	**$ —**	**766,830**	
Equity compensation plans not approved by shareholders				
Director Retainer Stock Plan(4)	—	—	61,781	
Total equity compensation plans	**8,308**	**$ —**	**828,611**	

(1) The Executive Compensation and Human Resources Committee of the 1st Source Corporation Board of Directors may issue under the 1982 Executive Incentive Plan not more than 0.60% in any one calendar year of our common stock outstanding at the beginning of such year.

(2) Amount is to be awarded by grants administered by the Executive Compensation and Human Resources Committee of the 1st Source Corporation Board of Directors.

(3) Amount includes market value stock only. Book value shares used for annual awards may only be sold to 1st Source.

(4) Under this plan an eligible director may elect to receive his or her annual retainer or annual fees in the form of shares of our common stock.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information under the caption "Proposal Number 1: Election of Directors", "Board Committees and Other Corporate Governance Matters, " and "Transactions with Related Persons" of the 2024 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information under the caption "Relationship with Independent Registered Public Accounting Firm" of the 2024 Proxy Statement is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules.

(a) Financial Statements and Schedules:

The following Financial Statements and Supplementary Data are filed as part of this annual report:

Reports of Independent Registered Public Accounting Firm

Consolidated Statements of Financial Condition — December 31, 2023 and 2022

Consolidated Statements of Income — Years ended December 31, 2023, 2022, and 2021

Consolidated Statements of Comprehensive Income — Years ended December 31, 2023, 2022, and 2021

Consolidated Statements of Shareholders' Equity — Years ended December 31, 2023, 2022, and 2021

Consolidated Statements of Cash Flows — Years ended December 31, 2023, 2022, and 2021

Notes to Consolidated Financial Statements — December 31, 2023, 2022, and 2021

Financial statement schedules required by Article 9 of Regulation S-X are not required under the related instructions, or are inapplicable and, therefore, have been omitted.

(b) Exhibits (numbered in accordance with Item 601 of Regulation S-K):

3(a)	Articles of Incorporation of Registrant, amended April 30, 1996, filed as exhibit to Form 10-K, dated December 31, 2017, and incorporated herein by reference.
3(b)	By-Laws of Registrant, as amended October 19, 2023, filed as exhibit to Form 10-Q, dated September 30, 2023, and incorporated herein by reference.
3(c)	Certificate of Designations for Series A Preferred Stock, dated January 23, 2009, filed as exhibit to Form 8-K, dated January 23, 2009, and incorporated herein by reference.
4(a)	Form of Common Stock Certificates of Registrant, filed as exhibit to Registration Statement 2-40481 and incorporated herein by reference.
4(b)	1st Source agrees to furnish to the Commission, upon request, a copy of each instrument defining the rights of holders of Senior and Subordinated debt of 1st Source.
4(c)	Description of the Company's Securities, filed as an exhibit to Form 10-Q, dated September 30, 2022 and incorporated herein by reference.
10(a)(1)	Employment Agreement of Christopher J. Murphy III, dated January 1, 2008, filed as exhibit to Form 8-K, dated March 17, 2008, amended February 6, 2014, filed as exhibit to Form 8-K, dated March 12, 2014, and incorporated herein by reference.
10(a)(2)	Employment Agreement of Andrea G. Short dated January 1, 2013, filed as exhibit to Form 10-K, dated December 31, 2012, amended February 6, 2014, filed as exhibit to Form 8-K, dated March 12, 2014, and incorporated herein by reference.
10(a)(3)	Employment Agreement of John B. Griffith, dated January 1, 2008, filed as exhibit to Form 8-K, dated March 17, 2008, amended February 6, 2014, filed as exhibit to Form 8-K, dated March 12, 2014, and incorporated herein by reference.
10(a)(4)	Employment Agreement of Jeffrey L. Buhr, dated May 23, 2017, filed as an exhibit to Form 8-K, dated May 23, 2017, and incorporated herein by reference.
10(a)(5)	Employment Agreement of Brett A. Bauer, dated August 1, 2021, filed as an exhibit to Form 8-K, dated August 3, 2021, and incorporated herein by reference.
10(b)	1st Source Corporation Employee Stock Purchase Plan dated April 17, 1997, filed as exhibit to Form 10-K, dated December 31, 2017, and incorporated herein by reference.
10(c)	1st Source Corporation 1982 Executive Incentive Plan, amended November 9, 2016, filed as an exhibit to Form 10-K, dated December 31, 2016, and incorporated herein by reference.
10(d)	1st Source Corporation 1982 Restricted Stock Award Plan, amended November 9, 2016, filed as Exhibit 4.3 to Registration Statement on Form S-8 No. 333-215910, filed February 6, 2017, and incorporated herein by reference.
10(e)	1st Source Corporation Strategic Deployment Incentive Plan, amended February 26, 2016, filed as exhibit to registrant's 2016 definitive proxy statement, filed March 15, 2016, and incorporated herein by reference.
10(f)	1st Source Corporation 2011 Stock Option Plan, amended November 9, 2016, filed as exhibit to Form 10-K, dated December 31, 2016, and incorporated herein by reference.
10(g)	1st Source Corporation Director Retainer Stock Plan, amended August 3, 2018, filed as exhibit to Form 10-Q, dated September 30, 2018, and incorporated herein by reference.

21   Subsidiaries of Registrant (unless otherwise indicated, each subsidiary does business under its own name):

Name	Jurisdiction
1st Source Bank	Indiana
SFG Aircraft, Inc. * (formerly known as SFG Equipment Leasing, Inc.)	Indiana
1st Source Insurance, Inc. *	Indiana
1st Source Specialty Finance, Inc. *	Indiana
1st Source Capital Corporation *	Indiana
Trustcorp Mortgage Company (Inactive)	Indiana
1st Source Master Trust	Delaware
Michigan Transportation Finance Corporation *	Michigan
1st Source Intermediate Holding, LLC	Delaware
1st Source Funding, LLC (Inactive)	Delaware
SFG Commercial Aircraft Leasing, Inc. *	Indiana
SFG Equipment Leasing Corporation I*	Indiana
1st Source Solar 1, LLC*	Delaware
1st Source Solar 2, LLC	Delaware
1st Source Solar 3, LLC	Delaware
1st Source Solar 4, LLC	Delaware
1st Source Solar 5, LLC	Delaware
1st Source Solar 6, LLC	Delaware
1st Source Solar 7, LLC	Delaware
1st Source Solar 8, LLC	Delaware
1st Source Solar 9, LLC	Delaware
1st Portfolio Management, Inc. *	Nevada

*Wholly-owned subsidiaries of 1st Source Bank

23	Consent of FORVIS, LLP, Independent Registered Public Accounting Firm.
31.1	Certification of Christopher J. Murphy III, Chief Executive Officer (Rule 13a-14(a)).
31.2	Certification of Brett A. Bauer, Chief Financial Officer (Rule 13a-14(a)).
32.1	Certification of Christopher J. Murphy III, Chief Executive Officer.
32.2	Certification of Brett A. Bauer, Chief Financial Officer.
97.1	1st Source Corporation Policy Relating to Recovery of Erroneously Awarded Compensation, amended October 19, 2023, filed herewith.
101.INS	XBRL Instance Document — The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101)

(c) Financial Statement Schedules — None.

Item 16. Form 10-K Summary.

Not provided.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


1st SOURCE CORPORATION

By   /s/ CHRISTOPHER J. MURPHY III

Christopher J. Murphy III, Chairman of the Board
and Chief Executive Officer


Date: February 20, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ CHRISTOPHER J. MURPHY III Christopher J. Murphy III	Chairman of the Board, President and Chief Executive Officer	February 20, 2024
/s/ ANDREA G. SHORT Andrea G. Short	Executive Vice President and Director	February 20, 2024
/s/ BRETT A. BAUER Brett A. Bauer	Treasurer, Chief Financial Officer and Principal Accounting Officer	February 20, 2024
/s/ JOHN B. GRIFFITH John B. Griffith	Secretary and General Counsel	February 20, 2024
/s/ JOHN F. AFFLECK-GRAVES John F. Affleck-Graves	Director	February 20, 2024
/s/ MELODY BIRMINGHAM Melody Birmingham	Director	February 20, 2024
/s/ DANIEL B. FITZPATRICK Daniel B. Fitzpatrick	Director	February 20, 2024
/s/ TRACY D. GRAHAM Tracy D. Graham	Director	February 20, 2024
/s/ CHRISTOPHER J. MURPHY IV Christopher J. Murphy IV	Director	February 20, 2024
/s/ TIMOTHY K. OZARK Timothy K. Ozark	Director	February 20, 2024
/s/ TODD F. SCHURZ Todd F. Schurz	Director	February 20, 2024
/s/ MARK D. SCHWABERO Mark D. Schwabero	Director	February 20, 2024
/s/ RONDA SHREWSBURY Ronda Shrewsbury	Director	February 20, 2024
/s/ ISAAC P. TORRES Isaac P. Torres	Director	February 20, 2024

EXHIBIT 31.1


Certifications


I, Christopher J. Murphy III, Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of 1st Source Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors:

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 20, 2024

By /s/ CHRISTOPHER J. MURPHY III
_____
   Christopher J. Murphy III, Chief Executive Officer

EXHIBIT 32.1


CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of 1st Source Corporation (1st Source) on Form 10-K for the fiscal year ended December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Christopher J. Murphy III, Chief Executive Officer of 1st Source, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of sections 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of 1st Source.

Date: February 20, 2024

By /s/ CHRISTOPHER J. MURPHY III
_____
   Christopher J. Murphy III, Chief Executive Officer

EXHIBIT 31.2


Certifications


I, Brett A. Bauer, Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of 1st Source Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors:

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 20, 2024

By /s/ BRETT A. BAUER
      Brett A. Bauer, Chief Financial Officer

EXHIBIT 32.2


CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report of 1st Source Corporation (1st Source) on Form 10-K for the fiscal year ended December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Brett A. Bauer, Chief Financial Officer of 1st Source, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

   (1) The Report fully complies with the requirements of sections 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

   (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of 1st Source.

Date: February 20, 2024

By /s/ BRETT A. BAUER
      Brett A. Bauer, Chief Financial Officer

DIRECTORS AND OFFICERS


John F. Affleck-Graves


Melody Birmingham


Daniel B. Fitzpatrick


Tracy D. Graham


Christopher J. Murphy III


Christopher J. Murphy IV


Timothy K. Ozark


Todd F. Schurz


Mark D. Schwabero


Andrea G. Short


Ronda Shrewsbury


Isaac P. Torres

1st SOURCE DIRECTORS

		CORP.	BANK
John F. Affleck-Graves	Professor Emeritus, University of Notre Dame; Former Professor of Finance, Executive Vice President and Chief Financial Officer, University of Notre Dame	X	X
Melody Birmingham	Executive Vice President and Group President, NiSource Utilities	X	X
Daniel B. Fitzpatrick	Chairman, President, and Chief Executive Officer, Quality Dining, Inc.	X	X
Tracy D. Graham	Managing Principal, Graham Allen Partners, LLC, Chief Executive Officer, Aunalytics, Inc., Director and Chairman of the Board of Directors, LCI Industries	X	X
Christopher J. Murphy III	Chairman, President and Chief Executive Officer, 1st Source Corporation	X	
	Chairman of the Board, 1st Source Bank		X
Christopher J. Murphy IV	Owner and Chief Executive Officer, Catharsis Productions, LLC	X	X
Timothy K. Ozark	Chairman of the Board, TKO Finance Corporation	X	X
Todd F. Schurz	Senior Advisor and Former President and Chief Executive Officer, Schurz Communications, Inc.	X	X
Mark D. Schwabero	Retired Chairman, Chief Executive Officer and Director, Brunswick Corporation	X	X
Andrea G. Short	Executive Vice President, 1st Source Corporation		
	President and Chief Executive Officer, 1st Source Bank		X
Ronda Shrewsbury	President and Chief Executive Officer, RealAmerica, LLC	X	X
Isaac P. Torres	President and Chief Executive Officer, InterCambio Express, Inc.	X	X

1st SOURCE EXECUTIVE OFFICERS

		CORP.	BANK
Christopher J. Murphy III	Chairman, President and Chief Executive Officer, 1st Source Corporation	X	
	Chairman of the Board, 1st Source Bank		X
Andrea G. Short	Executive Vice President, 1st Source Corporation	X	
	President and Chief Executive Officer, 1st Source Bank		X
Kevin C. Murphy	Executive Vice President, Chief Digital Officer	X	X
Jeffrey L. Buhr	Executive Vice President, Chief Credit Officer		X
John B. Griffith	Executive Vice President, Chief Risk Officer, General Counsel and Secretary	X	X
Brett A. Bauer	Senior Vice President, Treasurer and Chief Financial Officer	X	X

1st Source Corporation

P.O. Box 1602, South Bend, Indiana 46634
© 2024 1st Source Corporation all rights reserved.





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